UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM_____TO _____**

Commission File Number 000-56043

Cantor Fitzgerald Income Trust, Inc.

(Exact name of Registrant as specified in its Charter)

Maryland	**81-1310268**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
110 E. 59th Street, New York, NY	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 938-5000

(Former name, former address, and former fiscal year, if changed since last reporting) Not applicable

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered pursuant to section 12(g) of the Act: Common Stock, $0.01 par value share.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant: No established market exists for the Registrant's common stock. As of March 25, 2025, the registrant had 3,467,219 Class AX shares, 1,131,324 Class IX shares, 6,117 Class TX shares, 5,932,496 Class I shares, 565,022 Class D shares, 1,432,180 Class T shares and 5,379 Class S shares of $0.01 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Auditor Firm Id: 42   Auditor Name: Ernst & Young LLP   Auditor Location: New York, NY, US

Table of Contents

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements include statements regarding the Company's business, including, in particular, statements about the Company's plans, strategies and objectives. You can generally identify forward-looking statements by the Company's use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue" or other similar words. You should not rely on these forward-looking statements because the matters they describe are based on management's current expectations, are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. The Company's actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements.

You should carefully review Item 1A. "Risk Factors" of this Annual Report on Form 10-K for a discussion of the risks and uncertainties that the Company believes are material to the Company's business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These factors include, but are not limited to the following:

- The ability of Cantor Fitzgerald Income Trust, Inc. (the "Company") to successfully raise capital in the Offerings (as defined below);

- the Company's dependence on the resources and personnel of Cantor Fitzgerald Income Advisors, LLC (the "Advisor"), Cantor Fitzgerald Investors, LLC ("CFI"), and their affiliates, including the Advisor's ability to source and close on attractive investment opportunities on the Company's behalf;

- the performance of the Advisor and CFI;

- the Company's ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with target asset classes;

- the Company's ability to access financing for its investments;

- the Company's liquidity;

- the Company's ability to make distributions to its stockholders, including from sources other than cash flow from operations;

- the effect of paying distributions to stockholders from sources other than cash flow provided by operations;

- the lack of a public trading market for the Company's shares;

- the impact of economic conditions on the tenants, borrowers and others who the Company depends on to make payments to it;

- the Advisor's ability to attract and retain sufficient personnel to support growth and operations;

- the Company's limited operating history;

- difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;

- changes in the Company's business or investment strategy;

- environmental compliance costs and liabilities;

- any failure in the Advisor's due diligence to identify all relevant facts in the Company's underwriting process or otherwise;

- the impact of market and other conditions influencing the availability of equity versus debt investments and performance of the Company's investments relative to its expectations and the impact on the actual return on invested equity, as well as the cash provided by these investments;

- defaults on or non-renewal of leases by tenants, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

- the degree and nature of the Company's competition;

- risks associated with using debt to fund the Company's business activities, including re-financing and interest rate risks;

- illiquidity of investments in the Company's portfolio;

- the Company's ability to finance its transactions;

- the effectiveness of the Company's risk management systems;

- information technology risks, including capacity constraints, failures, or disruptions in the Company's systems or those of parties with which the Company interacts, including cybersecurity risks and incidents, privacy risk and exposure to potential liability and regulatory focus;

- the Company's ability to realize current and expected returns over the life of its investments;

- the Company's ability to maintain effective internal controls;

- regulatory requirements with respect to the Company's business, as well as the related cost of compliance;

- risks associated with guarantees and indemnities related to the Company's loans;

- the Company's ability to qualify and maintain its qualification as a REIT (as defined below) for U.S. federal income tax purposes and limitations imposed on the Company's business by its status as a REIT;

- changes in laws or regulations governing various aspects of the Company's business and non-traded REITs generally, including, but not limited to, changes implemented by the Department of Labor, the Securities & Exchange Commission (the "SEC"), or FINRA and changes to laws governing the taxation of REITs;

- the Company's ability to maintain its exemption from registration under the Investment Company Act;

- general volatility in domestic and international capital markets and economies;

- effect of regulatory actions, litigation and contractual claims against the Company and its affiliates, including the potential settlement and litigation of such claims;

- the impact of any conflicts arising among the Company and CFI and its affiliates;

- the adequacy of the Company's cash reserves and working capital;

- increases in interest rates, operating costs and expenses, or greater than expected capital expenditures;

- the timing of cash flows, if any, from the Company's investments;

- other risks associated with investing in the Company's targeted investments; and

- the other risk and uncertainties discussed in "Item 1A.Risk Factors," elsewhere in this Annual Report and in the Company's other filings with the SEC.

The foregoing list of factors is not exhaustive. Factors that could have a material adverse effect on the Company's operations and future prospects are set forth in Item 1A. "Risk Factors" in this Annual Report on Form 10-K. The factors set forth in the Risk Factors section and described elsewhere in this Annual Report on Form 10-K could cause the Company's actual results to differ significantly from those contained in any forward-looking statement contained in this Annual Report on Form 10-K.

Item 1. Business.

References herein to "Cantor Fitzgerald Income Trust," "Company," "we," "us," or "our" refer to Cantor Fitzgerald Income Trust, Inc., formally known as Rodin Global Property Trust, Inc., a Maryland corporation, and its subsidiaries unless the context specifically requires otherwise.

The Company is a Maryland corporation that has elected and qualified to be taxed as a real estate investment trust ("REIT") for United States ("U.S.") federal income tax purposes beginning with the taxable year ending December 31, 2017. The Company is externally managed by the Advisor, a Delaware limited liability company and wholly owned subsidiary of the Company's sponsor, CFI. The Company is a commercial real estate company formed to invest in and manage a diversified portfolio of income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

The Company was incorporated in the State of Maryland on February 2, 2016 under the name Rodin Global Access Property Trust, Inc. On September 12, 2016, the Company changed its name to Rodin Global Property Trust, Inc and on July 30, 2020, the Company changed its name to Cantor Fitzgerald Income Trust, Inc.

The Company plans to own substantially all of its assets and conduct its operations through Cantor Fitzgerald Income Trust Operating Partnership, L.P., (the "Operating Partnership"). The Company is the sole general partner and a limited partner of the Operating Partnership and CFI's wholly owned subsidiary, Cantor Fitzgerald Income Trust OP Holdings, LLC, (the "Special Unit Holder"), is the sole special unit holder of the Operating Partnership.

On February 2, 2016, the Company was capitalized with a $200,001 investment by CFI. The Company has registered with the SEC an offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in the Company's primary offering ("Primary Offering") and up to $250 million in shares pursuant to its distribution reinvestment plan (the "DRP"), and together with the Primary Offering, the "Initial Offering"). The Company's Registration Statement was declared effective by the SEC on March 23, 2017. On May 18, 2017, the Company satisfied the minimum offering requirement as a result of the purchase of $2.0 million in Class I shares by CFI (the "Minimum Offering Requirement"). The Company terminated the Primary Offering effective July 31, 2020, but is continuing to offer up to $50.0 million of common stock pursuant to the DRP.

On March 20, 2020, the Company filed a registration statement on Form S-11 with the SEC for a proposed second public offering (the "Follow-On Offering"). The Company's Registration Statement for the Follow-On Offering was declared effective by the SEC in August 2020. In the Follow-On Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to DRP. On July 30, 2020, the Company, amended its charter (as amended, the "Charter") to redesignate its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as "Class AX Shares," "Class TX Shares" and "Class IX Shares," respectively. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. The Class AX Shares, Class TX Shares and Class IX Shares generally have the same rights, including voting rights, as the Class T shares, Class S shares, Class D shares and Class I shares that the Company was offering pursuant to the Follow-On Offering and is currently offering pursuant to the Third Offering (as defined below).

On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed third public offering (the "Third Offering"), which was declared effective February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to the DRP.

As of March 25, 2025, the Company had 3,459,039 Class AX shares, 6,117 Class TX shares, 1,131,324 Class IX shares, 1,432,180 Class T shares, 565,022 Class D shares, 5,379 Class S shares, and 5,932,496 Class I shares of common stock in the Primary Offering and the primary portion of the Follow-On Offering, as well as 534,195 Class AX shares, 127,784 Class TX shares, 149,345 Class IX shares, 70,790 Class T shares, 34,494 Class D shares, 373 Class S shares, and 342,248 Class I shares in the DRP for aggregate net proceeds of $321,543,635 in the Initial Offering, the Follow-On Offering and the Third Offering (collectively, the "Offerings").

Prior to the commencement of the Follow-On Offering, the Company determined its net asset value as of the end of each quarter. Net Asset Value ("NAV"), as defined, is calculated consistent with the procedures set forth in the Company's prospectus and excludes any organization and offering expenses paid by the Advisor on the Company's behalf (other than selling commissions, dealer manager fees and distribution fees) ("O&O Costs"), with such costs to be reflected in the Company's NAV to the extent the Company reimburses the Advisor for these costs. Upon commencement of the Follow-On Offering, the Company started determining its NAV on a monthly basis, beginning with the determination of NAV as of July 31, 2020. As of December 31, 2024, the Company's NAV was $20.70 per Class AX share, Class IX share, Class I share, and Class D share, $20.69 per Class TX share, Class T share and Class S share, $20.70 per Class I OP units, and $20.69 per Class T OP units. For further discussion of the Company's NAV calculation, please see "—Net Asset Value".

Prior to the commencement of the Follow-On Offering, the Company's investment strategy was focused primarily on the acquisition of single-tenant net leased commercial properties located in the United States, United Kingdom and other European countries, as well as origination and investment in loans related to net leased commercial properties. Upon commencement of the Follow-On Offering, the Company intends to invest in a diversified portfolio of income-producing commercial real-estate, multifamily properties and debt secured by commercial real estate located primarily in the United States. The Company will seek to invest: (a) at least 80% of the Company's assets in properties and real estate-related debt; and (b) up to 20% of the Company's assets in real estate-related securities. The number and type of properties or real estate-related securities that the Company acquires will depend upon real estate market conditions, the amount of proceeds the Company raises in its offerings and other circumstances existing at the time the Company is acquiring such assets.

As of December 31, 2024, the Company owned the following investments:

- A retail property located in Grand Rapids, Michigan (the "GR Property").

- An office property located in Fort Mill, South Carolina (the "FM Property").

- An office property located in Columbus, Ohio (the "CO Property").

- A flex industrial property located in Lewisville, TX (the "Lewisville Property").

- A controlling interest in a Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the "Net Lease DST"), which owns seven properties (individually, a "Net Lease DST Property" and collectively the "Net Lease DST Properties").

- A majority interest of 75% in a joint venture with an unrelated third party (the "Battery Street SF JV") that owns an office property located in San Francisco, California (the "SF Property").

- An industrial property located in Phoenix, Arizona (the "Buchanan Property").

- Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the "Station DST"), which owns a multifamily residential property located in Irving, Texas (the "Station Property").

- A controlling interest of 5% in a Delaware Statutory Trust, CF Keller Springs Multifamily DST (the "Keller DST"), located in Carrolton, Texas (the "Keller Property").

- A controlling interest in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the "Summerfield DST"), which owns a multifamily residential property located in Landover, MD (the "Summerfield Property").

- An industrial property located in Cleveland, OH (the "Madison Ave Property").

- A controlling interest of 10% in a Delaware Statutory Trust, (the "Valencia DST"), which owns a life sciences laboratory and research office property located in Valencia, CA (the "Valencia Property").

- An office property located in Cupertino, CA (the "De Anza Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Kacey Multifamily DST (the "Kacey DST"), which owns a multifamily residential property located in Kingwood, TX (the "Kacey Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Industry Multifamily DST (the "Industry DST"), which owns a multifamily residential property located in Columbus, OH (the "Industry Property").

- An industrial dry/cold storage facility located in Columbus, OH (the "Fisher Road Property").

- A controlling interest of 96.46% in a multifamily property located in Conroe, TX (the "Longmire Property") through a joint venture (the "Longmire JV") with an unrelated third party.

- A controlling interest of 10% in a Delaware Statutory Trust, (the "ON3 DST"), which owns an office tower located in Nutley, NJ (the "ON3 Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF West End Multifamily DST (the "West End DST"), which owns a multifamily residential property located in Lenexa, KS (the "West End Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Palms Multifamily DST (the "Palms DST"), which owns a multifamily residential property located in Houston, TX (the "Palms Property").

- An acre of land located in Greenfield, IN (the "Mount Comfort Land").

- A controlling interest of 5% in a Delaware Statutory Trust, CF Pearland Multifamily DST (the "Pearland DST"), which owns a multifamily residential property located in Pearland, TX (the "Pearland Property").

- A controlling interest in a Delaware Statutory Trust, CF WAG Portfolio DST (the "WAG Portfolio DST"), which owns eight properties (individually, a "WAG Portfolio Property" and collectively the "WAG Portfolio Properties").

The Company has no employees and has retained the Advisor to manage its affairs on a day-to-day basis. The Advisor's responsibilities include, but are not limited to, providing real estate-related services, including services related to originating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed. The Advisor is a wholly owned subsidiary of CFI and therefore, the Advisor and CFI are related parties. The Advisor and its affiliates receive, as applicable, compensation, fees and expense reimbursements for services related to the investment and management of the Company's assets. Such affiliated entities receive fees, expense reimbursements, and distributions (related to ownership of the Company's common stock) as well as other compensation during the offering, acquisition, operational and liquidation stages.

The Company is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities, other than those referred to in this Annual Report on Form 10-K.

Competition

The Company faces competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by the Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities that would be suitable for the Company. Many of these entities may have greater access to capital to acquire properties than the Company has.

Conflicts of Interests

The Advisor faces conflicts of interest relating to performing services on the Company's behalf and such conflicts may not be resolved in the Company's favor, meaning that the Company could acquire less attractive assets, which could limit the Company's ability to make distributions and reduce the investors' overall investment return.

The Advisor is an indirect subsidiary of Cantor Fitzgerald, L.P. ("Cantor") and is organized to provide asset management and other services to us. Cantor controls BGC Partners, Inc. ("BGC"), Newmark Group, Inc. ("Newmark") and a number of other financial services businesses, including the Company's dealer manager, Cantor Fitzgerald & Co. (the "Dealer Manager") (collectively, the "Cantor Companies").

The Company relies on the investment professionals of the Advisor and certain of its affiliates to identify suitable investment opportunities for the Company. The Company's investment strategy may overlap with some of the strategies of other Cantor Companies. Newmark does not currently acquire properties or interests in real estate properties, however, through its Berkeley Point business, it originates multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. In addition, in the course of Newmark's business, it may generate fees from the referral of loan opportunities to third parties. The persons comprising Newmark's day to day management are different than the Company's investment professionals. However, Newmark is an affiliate and under common control with CFI. Newmark nor any other Cantor Company is restricted from competing with the Company's business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring investment opportunities to third parties in exchange for fees. In addition, Newmark is not required to refer such opportunities to the Company. Investment opportunities sourced by the investment professionals of Newmark or any other Cantor Company not controlled by CFI, to the extent not pursued by such company, will be allocated by such company in its sole discretion. The investment professionals responsible for sourcing investments for CFI are generally different than the investment professionals responsible for sourcing investments for other Cantor Companies and to the extent there is overlap, such investment professionals will first present suitable opportunities to CFI.

The Company's Website

The Company's corporate website address is www.cfincometrust.com. The information contained on, or accessible through the Company's corporate website or any other website that the Company may maintain is not incorporated by reference into this Annual Report.

Item 1A. Risk Factors.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, the following:

- The Company may not be able to successfully raise capital in the Offerings.

- The Company is dependent on the resources and personnel of the Advisor, CFI and their affiliates, including the Advisor's ability to source and close on attractive investment opportunities on the Company's behalf.

- The performance of the Advisor and CFI may affect the Company's performance.

- The Company may not be able to deploy capital quickly and successfully and achieve a diversified portfolio consistent with target asset classes.

- The Company may not have access to financing for its investments.

- The Company may not be able to make distributions to its stockholders and may make distributions from sources other than cash flow from operations. If the Company pays distributions from sources other than cash flows from operations, it will have less funds available for investment, the overall return to the Company's stockholders may be reduced and subsequent investors will experience dilution.

- There is a lack of a public trading market for the Company's shares.

- The Company's operating results will be affected by the impact of economic conditions on the tenants, borrowers and others who the Company depends on to make payments to it.

- The Advisor may not be able to attract and retain sufficient personnel to support growth and operations;

- The Company has limited operating history.

- The Company's operating results may be affected by the difficulties in economic conditions generally and the real estate, debt, and securities markets specifically.

- The Company may make changes in its business or investment strategy without stockholder approval.

- The Company's results of operations may be affected by environmental compliance costs and liabilities.

- The Advisor's due diligence may fail to identify all relevant facts in the Company's underwriting process or otherwise.

- The Company's performance will be subject to the impact of market and other conditions influencing the availability of equity versus debt investments and performance of the Company's investments relative to its expectations and the impact on the actual return on invested equity, as well as the cash provided by these investments.

- The Company's results of operations may be affected by defaults on or non-renewal of leases by tenants, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms.

- The Company is subject to competition in the investments it makes.

- The Company's performance is subject to the risks associated with using debt to fund the Company's business activities, including re-financing and interest rate risks.

- The investments in the Company's portfolio are illiquid, the Company's share repurchase program is subject to limitations and the Company may suspend or terminate the share repurchase program at any time.

- The Company's risk management systems may not be effective.

- The Company's business is subject to information technology risks, including capacity constraints, failures, or disruptions in the Company's systems or those of parties with which the Company interacts, including cybersecurity risks and incidents, privacy risk and exposure to potential liability and regulatory focus.

- The Company may not be able to realize current and expected returns over the life of its investments.

- The Company may not be able to maintain effective internal controls.

- The Company's business may be affected by regulatory requirements with respect to the Company's business, as well as the related cost of compliance.

- The Company's loans are subject to risks associated with guarantees and indemnities.

- The Company may fail to qualify or maintain its qualification as a REIT for U.S. federal income tax purposes and is subject to limitations imposed on the Company's business by its status as a REIT.

- The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of coronavirus.

- The Company's business may be affected by changes in laws or regulations governing various aspects of the Company's business and non-traded REITs generally, including, but not limited to, changes implemented by the Department of Labor, the SEC, or FINRA and changes to laws governing the taxation of REITs.

- The Company may not be able to maintain its exemption from registration under the Investment Company Act.

- The Company's performance may be affected by general volatility in domestic and international capital markets and economies.

- The Company's performance may be affected by regulatory actions, litigation and contractual claims against the Company and its affiliates, including the potential settlement and litigation of such claims.

- There may be conflicts of interests arising among the Company and CFI and its affiliates.

- The Company's cash reserves and working capital may not be adequate.

- The Company's performance may be affected by increases in interest rates, operating costs and expenses, or greater than expected capital expenditures.

- The Company's operating performance may be affected by timing of cash flows, if any, from the Company's investments.

- The Company's performance is subject to other risks associated with investing in the Company's targeted investments.

You should specifically consider the following material risks in addition to the other information contained in this Annual Report on Form 10-K. The occurrence of any of the following risk might have a material adverse effect on the Company's business and financial condition. The risks and uncertainties discussed below are not only ones the Company faces, but do represent those risks and uncertainties that the Company believes are most significant to the Company's business, operating results, financial condition, prospects and forward-looking statements.

Risks Related to the Company's Investments in Real Estate

The Company's investments will be subject to the risks typically associated with real estate.

The Company intends to invest in a diversified portfolio of income-producing commercial and multifamily real estate, debt secured by commercial real estate and other real estate-related assets. Each of these investments will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes, floods, and fires;

- changes in global, national, regional, and local economic, demographic or capital market conditions;

- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties;

- the potential for uninsured or underinsured property losses; and

- periods of high interest rates and tight money supply.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on the Company's ability to pay expenses on properties that are not triple net leased, on the ability of the Company's tenants to pay their rent and of the Company's borrowers to pay their loans, as well as on the value that the Company can realize from other real estate-related assets the Company originates, own or acquire.

The Company faces possible risks associated with climate change.

The Company may become subject to laws or regulations related to climate change, which could cause its business, results of operations and financial condition to be impacted adversely. The federal government has enacted, and some of the states and localities in which the Company operates may enact, certain climate change laws and regulations or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effects on its business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs, including monitoring and reporting costs, and capital expenditures for environmental control facilities and other new equipment.

President Trump's victory in the U.S. presidential election, as well as the Republican Party's gaining control of both the U.S. House of Representatives and Senate in the congressional election, may create regulatory uncertainty with respect to climate change policy. During the election campaign, President Trump made comments suggesting that he was not supportive of various clean energy programs and initiatives, including the United Nations ("U.N.") Framework Convention on Climate Change, designed to curtail global warming. On January 20, 2025, President Trump signed an executive order to withdraw the U.S. from the Paris Agreement, marking a significant shift in U.S. climate policy. It remains unclear what further actions President Trump may take with respect to domestic and international programs and initiatives, and what support the Trump administration would have for any potential changes to such legislative programs and initiatives in the U.N. or the U.S. Congress.

The Company has implemented strategies to support its continued effort to reduce energy and water consumption, greenhouse gas emissions and waste production across its portfolio. The Company cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect its business, results of operations and financial condition. Additionally, the potential physical impacts of climate change on its operations are highly uncertain, and would be particular to the geographic circumstances in areas in which the Company operates. These may include changes to global weather patterns, which could include local changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperature averages or extremes. These impacts may adversely affect its properties, its business, financial condition and results of operations.

Additionally, there has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. Although the Company views its sustainable investing approach as a tool for value creation and value protection, different stakeholder groups have divergent views on the merits of integrating sustainability considerations into the investment process. The Company may make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If the Company is not effective in addressing environmental, social and other sustainability matters affecting its business, or setting and meeting relevant sustainability goals, its reputation may suffer. Further, significant physical effects of climate change including extreme weather events such as hurricanes, floods or droughts leading to fires, can also have an adverse impact on certain of the Company's properties, including costs of insurance. As the effects of climate change increase, the Company expects the frequency and impact of weather and climate related events and conditions to increase as well. While the geographic distribution of the Company's portfolio somewhat limits physical climate risk, some physical risk is inherent in the properties of the Company, particularly in certain properties' locations and in the unknown potential for extreme weather or other events that could occur related to climate change.

The Company intends to invest primarily in commercial real estate-related assets; therefore, the Company's results will be affected by factors that affect the commercial real estate industry, including volatility in economic conditions and fluctuations in interest rates.

The Company's operating results are subject to risks generally incident to the ownership of commercial real estate, including:

- volatility in general economic conditions;

- changes in supply of or demand for similar or competing properties in a geographic area;

- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

- the illiquidity of real estate investments generally;

- changes in tax, real estate, environmental and zoning laws; and

- periods of high interest rates and tight money supply.

For these and other reasons, the Company cannot assure the Company's stockholders that the Company will be profitable or that the Company will realize growth in the value of the Company's commercial real estate properties.

The Company may have difficulty selling or re-leasing the Company's properties, and this lack of liquidity may limit the Company's ability to quickly change the Company's portfolio in response to changes in economic or other conditions.

Real estate investments generally have less liquidity compared to other financial assets and this lack of liquidity may limit the Company's ability to quickly change the Company's portfolio in response to changes in economic or other conditions. The leases the Company may enter into or acquire may be for properties that are specially suited to the particular needs of the Company's tenant. With these properties, if the current lease is terminated or not renewed, the Company may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if the Company is forced to sell the property, the Company may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect the Company's ability to sell properties without adversely affecting returns to the Company's stockholders.

The commercial real estate industry has been and may continue to be adversely affected by economic conditions in the United States and the global financial markets generally.

The Company's business and operations are dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions in the United States and abroad. A worsening of economic conditions would likely have a negative impact on the commercial real estate industry generally and on the Company's business and operations specifically. Additionally, disruptions in the global economy, whether as a result of ongoing economic conditions in China and the Euro-zone, including relating to Brexit, epidemics of infectious disease (including coronavirus), tariff and trade policies, regional conflict (including the ongoing outbreak of hostilities between Russia and Ukraine and between Hamas and Israel) or otherwise, may also have a negative impact on the commercial real estate market domestically. Adverse conditions in the commercial real estate industry could harm the Company's business and financial condition by, among other factors, reducing the value of the Company's existing assets, limiting the Company's access to debt and equity capital, harming the Company's ability to originate new commercial real estate debt and otherwise negatively impacting the Company's operations.

The real estate industry generally and the success of its investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where its properties are located. These factors may affect the level and volatility of real estate prices, which could impair its profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect its investment opportunities and the value of its investments. The Company's financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on its businesses and operations (including the Advisor).

A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of its assets and its profitability, impede the ability of its assets to perform under or refinance their existing obligations, and impair its ability to effectively deploy its capital or realize upon investments on favorable terms. The Company would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to its business, which losses will likely be exacerbated by the presence of leverage in its capital structure or its investments' capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the current ongoing conflict between Russia and Ukraine and between Hamas and Israel could have a negative impact on those countries and others in those regions. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Additionally, political leaders in certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect its performance.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on the Company's stockholders' investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, the Company may suffer reduced revenues resulting in less cash to be distributed to stockholders. In addition, because properties' market values depend principally upon the value of the properties' leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce the Company's stockholders' return. The lease on SF Property expired on December 31, 2021 and the tenant did not renew the lease, and as of March 31, 2025, the SF Property is vacant.

The Company's inability to sell a property when the Company desires to do so could adversely impact the Company's ability to pay cash distributions.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond the Company's control. The Company cannot predict whether the Company will be able to sell any property for the price or on the terms set by the Company, or whether any price or other terms offered by a prospective purchaser would be acceptable to the Company. The Company cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

The Company may be required to expend funds to correct defects or to make improvements before a property can be sold. The Company cannot assure the Company's stockholders that the Company will have funds available to correct such defects or to make such improvements.

Moreover, in acquiring a property, the Company may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict the Company's ability to sell a property.

The Company may not be able to sell the Company's properties at a price equal to, or greater than, the price for which the Company purchased such property, which may lead to a decrease in the value of the Company's assets.

The Company's leases may not contain rental increases over time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict the Company's ability to sell a property, or if the Company is able to sell such property, may lead to a sale price less than the price that the Company paid to purchase the property.

The Company's success is materially dependent upon the financial stability of the Company's tenants.

Prior to commencement of the Follow-On Offering, the Company's investment focus was primarily on direct equity, joint venture equity, preferred equity, and mezzanine loans related to properties that are net leased to single tenant occupants on a long term basis, and therefore the success of the Company's investments is materially dependent on the financial stability of these tenants. Lease payment defaults by tenants could negatively impact the Company's net income and reduce the amounts available for distributions to the Company's stockholders. A default of a tenant on its lease payment to the Company could cause the Company to lose the revenue from the property and require the Company to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, the Company may experience delays in enforcing the Company's rights as landlord and may incur substantial costs in protecting the Company's investment and re-leasing the Company's property. If a lease is terminated, there is no assurance that the Company will be able to re-lease the property for the rent previously received or sell the property without incurring a loss. A failure by any of the Company's tenants to meet their obligations to the Company could have a material adverse effect on the Company's financial condition and results of operations and on the Company's ability to pay distributions to the Company's stockholders.

The Company will depend on tenants for the Company's revenue, and therefore the Company's revenue will be dependent on the success and economic viability of the Company's tenants.

The Company expects that rental income from real property will, directly or indirectly, constitute a significant portion of the Company's income. Delays in collecting accounts receivable from tenants could adversely affect the Company's cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect the Company's income. Therefore, the Company's financial success will be indirectly dependent on the success of the businesses operated by the tenants in the Company's properties or in the properties securing loans the Company may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases, may adversely affect the Company's operations and the Company's ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, the Company will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full. In addition, while the specifics of the bankruptcy laws of international jurisdictions may differ from the U.S. bankruptcy laws described herein, the bankruptcy or insolvency of a significant tenant or a number of smaller tenants at any of the international properties the Company may acquire, may similarly adversely impact the Company's operations and the Company's ability to pay distributions.

Pandemics or other health crises may adversely affect the Company's tenants' financial condition and the profitability of the Company's properties.

The Company's business and the businesses of the Company's tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of coronavirus (COVID-19).

The profitability of the Company's properties depends, in part, on the willingness of customers to visit the Company's tenants' businesses. The risk, or public perception of the risk, of a pandemic or media coverage of diseases could cause employees, customers and tenants to avoid the Company's properties, which could adversely affect foot traffic to such properties or their ability to adequately staff the businesses located at those properties. Such events could adversely impact the operations of such properties and have a material adverse effect on the Company's business, financial condition and results of operations.

Unfavorable market, economic and real estate conditions may have a material adverse effect on the Company's results of operations, financial condition and ability to pay distributions to the Company's shareholders.

The Company's business may be adversely affected by market, economic and real estate conditions in the U.S. and global economies and/or the local economies in the markets in which the Company's properties are located. Unfavorable market, economic and real estate conditions may be due to, among other things, rising or sustained high interest rates and high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability (such as the ongoing conflicts in Israel and Ukraine), and other conditions beyond the Company's control. Because economic conditions in the United States may affect the demand for real estate, real estate values, occupancy levels and property income, current and future economic conditions in the United States, including slower growth or a recession and capital market volatility or disruptions, could have a material adverse impact on the Company's earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions, or similar conditions existing in the future, may have a material adverse effect on the Company's results of operations, financial condition and ability to pay distributions to the Company's shareholders.

Leases with retail properties' tenants may restrict the Company from re-leasing space.

The Company may invest in retail properties. Most leases with retail tenants contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

The Company may invest in healthcare properties. Adverse trends in healthcare provider operations may negatively affect the Company's lease revenues and the Company's ability to make distributions to the Company's stockholders.

The Company may invest in healthcare properties. The healthcare industry currently is experiencing changes in the demand for and methods of delivering healthcare services; changes in third party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. These factors may adversely affect the economic performance of some or all of the Company's tenants and, in turn, the Company's lease revenues and the Company's ability to make distributions to the Company's stockholders.

The Company or its borrowers may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect the Company's financial condition, results of operations, cash flow, cash available for distribution and the Company's ability to satisfy the Company's debt service obligations.

The Company cannot assure the Company's stockholders that leases will be renewed or that properties will be re-leased at rental rates equal to or above existing rental rates or that substantial rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates at properties decrease, existing tenants do not renew their leases or do not re-lease a significant portion of available space and space for which leases will expire, the Company's financial condition, results of operations, cash flow, cash flow available to pay debt service and the Company's ability to make distributions to the Company's stockholders and to satisfy the Company's principal and interest obligations would be adversely affected. Moreover, the resale value of properties could be diminished because the market value of properties depends upon the value of the leases associated with the properties. As of March 31, 2025, the Company has one vacant space from the expiration of the SF Property lease on December 31, 2021.

Changing circumstances and market conditions, some of which may be beyond the Company's control, could impair the Company's ability to access the Company's existing cash and cash equivalents and investments.

Changing circumstances and market conditions, some of which may be beyond the Company's control, could impair its ability to access its existing cash and cash equivalents and investments. For example, on March 10, 2023, *Silicon Valley Bank* ("SVB") was placed into receivership with the Federal Deposit Insurance Corporation ("FDIC"), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. Although the Company does not have any funds at SVB, if other banks and financial institutions with whom the Company has banking relationships enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, the Company may be unable to access, and the Company may lose, some or all of its existing cash and cash equivalents to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances the Company might not be able to timely pay key vendors and others. The Company regularly maintain cash balances that are not insured or are in excess of the FDIC's insurance limit. Any delay in the Company's ability to access its cash and cash equivalents (or the loss of some or all of such funds) may have a material adverse effect on the Company's operations.

High levels of unemployment could adversely affect the occupancy and rental rates of any multifamily residential properties the Company acquire, with high quality multifamily communities suffering even more severely.

Increased levels of unemployment in multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

- rental residents deciding to share rental units and therefore rent fewer units;

- potential residents moving back into family homes or delaying leaving family homes;

- a reduced demand for higher-rent units, such as those of high quality multifamily communities;

- a decline in household formation;

- persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;

- the inability or unwillingness of residents to pay rent increases; and

- increased collection losses.

These factors generally have contributed to lower rental rates. If these factors worsen, the Company's results of operations, financial condition and ability to make distributions to you may be adversely affected.

The Company may recognize substantial impairment charges on the Company's properties.

The Company may incur substantial impairment charges, which the Company is required to recognize whenever the Company sells a property for less than its carrying value or the Company determines that the carrying amount of the property is not recoverable and exceeds its fair value (or, for direct financing leases, that the unguaranteed residual value of the underlying property has declined). By their nature, the timing or extent of impairment charges are not predictable. Impairment charges reduce the Company's net income, although they do not necessarily affect the Company's cash flow from operations.

The Company has no established investment criteria limiting the geographic or industry concentration of the Company's investments. If the Company's investments are concentrated in an area or asset class that experiences adverse economic conditions, the Company's investments may lose value and the Company may experience losses.

Properties that the Company acquire may be concentrated in a geographic location or in a particular asset class and certain of the Company's investments may be secured by a single property or properties in one geographic location or asset class. These investments carry the risks associated with significant geographical or industry concentration. The Company has not established and does not plan to establish any investment criteria to limit the Company's exposure to these risks for future investments. As a result, the Company's properties or properties underlying the Company's investments may be overly concentrated in certain geographic areas or industries and the Company may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which the Company's investments may be concentrated or economic upheaval with respect to a particular asset class, could have an adverse effect on the Company's business, including impairing the value of the Company's properties or of the Company's collateral or reducing the demand for new financings and limiting the ability of borrowers to pay financed amounts.

As of December 31, 2024, 25.5% of the Company's investments were concentrated in Ohio, 22% in Maryland, 15.8% in Texas, 13.5% in California, 6.2% in South Carolina, 6% in Wisconsin, 5.2% in Arizona, and 5.8% in other. In addition, the Company's portfolio of real estate assets had the following industry concentration: 37% multifamily, 28.5% single tenant office, 23.6% single tenant industrial, 1.6% single tenant life sciences and 9.3% single tenant necessity retail.

The Company may be adversely affected by trends in office real estate, including work from home trends.

As of December 31, 2024, approximately 28.5% of the Company's portfolio was comprised of single tenant office properties. Work from home, flexible or hybrid work schedules, open workplaces, videoconferencing, and teleconferencing are becoming more common. Changes in tenant space utilization, including increased acceptance of work from home and flexible work arrangement policies, may cause office tenants to reassess their long-term physical space needs, which could have an adverse effect on the Company's business.

The Company has no established investment criteria limiting the size of each investment the Company makes. If the Company has an investment that represents a material percentage of the Company's assets and that investment experiences a loss, the value of the Company's stockholders' investment in the Company could be significantly diminished.

The Company is not limited in the size of any single investment the Company may make and certain of the Company's investments may represent a significant percentage of the Company's assets. The Company may be unable to raise significant capital and invest in a diverse portfolio of assets which would increase the Company's asset concentration risk. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of the Company's assets, experience a loss on all or a portion of the investment, the Company could experience a material adverse effect, which would result in the value of the Company's stockholders' investment in the Company being diminished. As of December 31, 2024, the Company has made thirty four investments, eight of which, represent more than 10% of the NAV.

Industry concentration of the Company's tenants or the Company's investments may make us particularly susceptible to adverse economic developments in these industries.

In the event the Company has a concentration of tenants the in a particular industry, the Company's operating results and ability to make distributions may be adversely affected by adverse developments in those industries and the Company will be subject to a greater risk to the extent that the Company's tenants are not diversified by industry. As of December 31, 2024, Eisai Corporation of North America is the only tenant occupying more than ten percent of the total square footage of the real property the Company owns interest in. Eisai Corporation of North America is the United States based, wholly owned subsidiary of AA- rated (R&I) Eisai Co. Ltd., a Japanese pharmaceutical company, publicly traded on the Tokyo Stock Exchange.

The Company's joint venture partners could take actions that decrease the value of an investment to the Company and lower the Company's stockholders' overall potential return.

The Company has and may continue to enter into joint ventures with one or more of the Company's affiliates or third parties to make investments. The Company may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that the Company's co-venturer or partner in an investment could become insolvent or bankrupt;

- that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with the Company's business interests or goals; or

- that such co-venturer or partner may be in a position to take action contrary to the Company's instructions or requests or contrary to the Company's policies or objectives (including actions or investments that are incompatible with the Company's qualification as a REIT or other tax objectives).

Any of the above might subject the Company to liabilities and thus reduce the Company's returns on the Company's investment with that co-venturer or partner.

If the Company enters into long-term leases with tenants, those leases may not result in market rental rates over time, which could adversely affect the Company's revenues and ability to make distributions.

With respect to the Company's net-lease investments, the Company expects that the majority of the Company's leases will be long-term operating leases. Long-term leases, as well as leases with renewal options that specify a maximum rent increase, may not allow for market-based or significant increases in rental payments during the term of the lease. If the Company does not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, the Company may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. These circumstances could negatively impact the Company's operating results and affect the Company's ability to make distributions.

Highly leveraged tenants may have a higher possibility of filing for bankruptcy or insolvency.

Highly leveraged tenants that experience downturns in their operating results due to adverse changes to their business or economic conditions may have a higher possibility of filing for bankruptcy or insolvency. In bankruptcy or insolvency, a tenant may have the option of vacating a property instead of paying rent. Until such a property is released from bankruptcy, the Company's revenues may be reduced and could cause the Company to reduce distributions to stockholders.

The Company may incur costs to finish build-to-suit properties.

With respect to the Company's net-lease investments, the Company may acquire undeveloped land or partially developed buildings for the purpose of owning to-be-built facilities for a prospective tenant. The primary risks of a build-to-suit project are potential for failing to meet an agreed-upon delivery schedule and cost overruns, which may among other things, cause the total project costs to exceed the original budget. In some cases, the prospective tenant will bear these risks. However, in other instances the Company may be required to bear these risks, which means that the Company may have to advance funds to cover cost-overruns that the Company would not be able to recover through increased rent payments or that the Company may experience delays in the project that delay commencement of rent. The Company will attempt to minimize these risks through guaranteed maximum price contracts, review of contractor financials and completed plans and specifications prior to commencement of construction. The incurrence of the costs described above or any non-occupancy by the tenant upon completion may reduce the project's and the Company's portfolio's returns or result in losses to the Company.

The Company's operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

The Company may use proceeds from the Offerings to acquire properties upon which the Company will construct improvements. If the Company engages in development or construction projects, the Company will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and the Company's builder's ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, the Company may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. The Company may incur additional risks if the Company makes periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of the Company's investment. The Company also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time the Company acquires the property. If the Company's projections are inaccurate, the Company may pay too much for a property, and the Company's return on the Company's investment could suffer.

Lease agreements may have specific provisions that create risks to the Company's business and may adversely affect the Company.

The Company's lease agreements are regulated by local, municipal, state and federal laws, which may grant certain rights to tenants, such as the compulsory renewal of their lease by filing lease renewal actions when certain legal conditions are met. A lease renewal action may represent two principal risks for the Company: if the Company planned to vacate a given unit in order to change or adapt an asset's mix of tenants, the tenant could remain in that unit by filing a lease renewal action and interfere with the Company's strategy; and if the Company desired to increase the lease price for a specific unit, this increase may need to be approved in the course of a lease renewal action, and the final value could be decided at the discretion of a judge. The Company would then be subject to the court's interpretation and decision, and could be forced to accept an even lower price for the lease of the unit. The compulsory renewal of the Company's lease agreements and/or the judicial review of the Company's lease prices may adversely affect the Company's cash flow and the Company's operating results.

Certain of the Company's lease agreements may not be "triple net leases," under which the lessee undertakes to pay all the expenses of maintaining the leased property, including insurance, taxes, utilities and repairs. The Company will be exposed to higher maintenance, taxes, and property management expenses with respect to all of the Company's leases that are not "triple net."

Environmentally hazardous conditions may adversely affect the Company's operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of the Company's properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect the Company's ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of the Company's properties, the Company may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect the Company's business, assets or results of operations and, consequently, amounts available for distribution to the Company's stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of the Company's properties may contain asbestos-containing building materials.

The Company may invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties may contain at the time of the Company's investment, or may have contained prior to the Company's investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of the properties that the Company acquires may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties that the Company acquires may be on or adjacent to or near other properties upon which others, including former owners or tenants of the Company's properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, the Company may acquire properties, or interests in properties, with known adverse environmental conditions. In such an instance, the Company will underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, the Company may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

All of the Company's properties will have been subject to a Phase I or similar environmental assessment by independent environmental consultants prior to or in connection with the Company's acquisition of such properties. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. Nonetheless, an environmental liability that would have a material adverse effect on the Company's business, financial condition or results of operations taken as a whole, may exist at the time of acquisition or may arise in the future, with respect to any properties that the Company acquires. Material environmental conditions, liabilities or compliance concerns may arise after an environmental assessment has been completed. Moreover, it is possible that (i) future laws, ordinances or regulations may impose a material environmental liability or (ii) the then current environmental condition of the properties that the Company acquires may be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to the Company.

Costs of complying with environmental laws and regulations may adversely affect the Company's income and the cash available for any distributions.

All property and the operations conducted on property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Tenants' ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing properties to tenants that engage in industrial, manufacturing, and commercial activities will cause the Company to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect the Company's ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require the Company to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, the Company's tenants' operations, the existing condition of land when the Company buy it, operations in the vicinity of the Company's properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect the Company's properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which the Company may be required to comply and which may subject the Company to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages the Company must pay will reduce the Company's ability to make distributions.

In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The act's requirements could require the Company to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any monies the Company use to comply with the act will reduce the amount of cash available for distribution.

The Company may not have funding for future tenant improvements which may adversely affect the value of the Company's assets, the Company's results of operations and returns to the Company's stockholders.

If a tenant at one of the Company's properties does not renew its lease or otherwise vacates its space in one of the Company's buildings, it is likely that, in order to attract one or more new tenants, the Company will be required to expend substantial funds to construct new tenant improvements in the vacated space. Substantially all of the net proceeds from the Offerings will be used to acquire property, debt and other investments, and the Company does not anticipate that the Company will maintain permanent working capital reserves. The Company does not currently have an identified funding source to provide funds which may be required in the future for tenant improvements and tenant refurbishments in order to attract new tenants. If the Company does not establish sufficient reserves for working capital or obtain adequate secured financing to supply necessary funds for capital improvements or similar expenses, the Company may be required to defer necessary or desirable improvements to the Company's properties. If the Company defers such improvements, the applicable properties may decline in value, and it may be more difficult for the Company to attract or retain tenants to such properties or the amount of rent the Company can charge at such properties may decrease. There can be no assurance that the Company will have any sources of funding available to the Company for repair or reconstruction of damaged property in the future.

The Company's properties are subject to property and other taxes that may increase in the future, which could adversely affect the Company's cash flow.

The properties that the Company acquires will be subject to real and personal property and other taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Certain of the Company's leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy while other leases will generally provide that the Company is responsible for such taxes. In any case, as the owner of the properties, the Company is ultimately responsible for payment of the taxes to the applicable governmental authorities. If property taxes increase, the Company's tenants may be unable to make the required tax payments, ultimately requiring the Company to pay the taxes even if otherwise stated under the terms of the lease. If the Company fails to pay any such taxes, the applicable taxing authorities may place a lien on the property and the property may be subject to a tax sale. In addition, the Company will generally be responsible for property taxes related to any vacant space.

The Company depends on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect the Company.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of the Company's assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain tenants to terminate their leases or result in an increase in the Company's costs, as the Company may be forced to use backup generators, which also could be insufficient to fully operate the Company's facilities and could result in the Company's inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect the Company.

The Company's operating expenses may increase in the future and to the extent such increases cannot be passed on to the Company's tenants, the Company's cash flow and the Company's operating results would decrease.

Operating expenses, such as expenses for property and other taxes, fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. Furthermore, the Company may not be able to pass these increases on to the Company's tenants. To the extent such increases cannot be passed on to the Company's tenants, any such increases would cause the Company's cash flow and the Company's operating results to decrease.

Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

The Company may acquire retail properties in the future. Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to the Company as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, the Company may experience delays and costs in enforcing the Company's rights as landlord to recover amounts due to the Company under the terms of the Company's agreements with those parties.

The Company's industrial tenants may be adversely affected by a decline in manufacturing activity in the United States.

Fluctuations in manufacturing activity in the United States may adversely affect the Company's industrial tenants and therefore the demand for and profitability of the Company's industrial properties. Trade agreements with foreign countries have given employers the option to utilize less expensive foreign manufacturing workers. Outsourcing manufacturing activities could reduce the demand for U.S. workers, thereby reducing the profitability of the Company's industrial tenants and the demand for and profitability of the Company's industrial properties.

Short-term multifamily community leases associated with any multifamily residential properties the Company acquires may expose us to the effects of declining market rent and could adversely impact the Company's ability to make cash distributions to you.

The Company expects that substantially all of the Company's multifamily community leases will be on a short-term basis. Because these leases generally permit the residents to leave at the end of the lease term without penalty, the Company's rental revenues may be impacted by declines in market rents more quickly than if the Company's leases were for longer terms.

The hospitality or leisure industry is seasonal.

The hospitality or leisure industry is seasonal in nature. Seasonal slowdown is generally in the third quarter and, to a lesser extent, in the fourth quarter of each year. As a result of the seasonality of the hospitality or leisure industry, there will likely be quarterly fluctuations in results of operations of any hospitality or leisure properties that the Company may own. In addition, any such properties that the Company may own may be adversely affected by factors outside the Company's control, such as extreme weather conditions or natural disasters, terrorist attacks or alerts, outbreaks of contagious diseases (including coronavirus), airline strikes, economic factors and other considerations affecting travel.

The hospitality or leisure market is highly competitive and generally subject to greater volatility than the Company's other market segments.

The hospitality or leisure business is highly competitive and influenced by factors such as general and local economic conditions, location, room rates, quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to the Company. Competition also comes from non-traditional hospitality sources, such as home-sharing platforms. This competition, along with other factors, such as over-building in the hospitality or leisure industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of the Company's hospitality or leisure properties. The demand for rooms at any hospitality or leisure properties that the Company may acquire will change much more rapidly than the demand for space at other properties that the Company acquires. This volatility in room demand and occupancy rates could have a material adverse effect on the Company's financial condition, results of operations and ability to pay distributions to stockholders.

The Company faces competition for the investments the Company makes.

In raising funds for investment, the Company faces competition from other funds with similar investment objectives that seek to raise funds from investors through publicly registered, non-traded funds, publicly-traded funds and private funds. This competition, as well as any change in the attractiveness to investors of an investment in the types of assets to be held by the Company, relative to other types of investments, could adversely affect the Company's ability to raise funds for future investments. The Company faces competition for the acquisition of commercial real estate properties and real estate-related assets from insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs. The Company also faces competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. These institutions may accept greater risk or lower returns, allowing them to offer more attractive terms to prospective tenants. In addition, the Advisor's evaluation of the acceptability of rates of return on the Company's behalf will be affected by the Company's relative cost of capital. Thus, to the extent the Company's fee structure and cost of fundraising is higher than the Company's competitors, the Company may be limited in the amount of new acquisitions the Company is able to make.

Valuations that the Company obtains may include leases in place on the property being appraised, and if the leases terminate, the value of the property may become significantly lower.

The valuations that the Company obtains on the Company's properties may be based on the value of the properties when the properties are leased. If the leases on the properties terminate, the value of the properties may fall significantly below the appraised value.

The use of, or inability to use, artificial intelligence by the Company, the Company's tenants, and the Company's investors presents risks and challenges that may adversely impact the Company's business and operating results or the business and operating results of the Company's tenants and vendors or may adversely impact the requirements and demand for properties.

The Company may use generative artificial intelligence and/or machine learning (collectively, "AI") tools in the Company's operations. If the Company's peers use AI tools to optimize operations and the Company fails to utilize AI tools in a comparable manner, the Company may be competitively disadvantaged. However, while AI tools may facilitate optimization and operational efficiencies, they also have the potential for inaccuracy, bias, infringement or misappropriation of intellectual property, and risks related to data privacy and cybersecurity. The use of AI tools may introduce errors or inadequacies that are not easily detectable, including deficiencies, inaccuracies, or biases in the data used for AI training, or in the content, analyses, or recommendations generated by AI applications. The results of such errors or inadequacies may adversely affect the Company's business, financial condition, and results of operations. The legal requirements relating to AI continue to evolve and remain uncertain, including how legal developments could impact the Company's business and ability to enforce the Company's proprietary rights or protect against infringement of those rights.

Cybersecurity threat actors may utilize AI tools to automate and enhance cybersecurity attacks against the Company. The Company utilize software and platforms designed to detect such cybersecurity threats, including AI-based tools, but these threats could become more sophisticated and harder to detect and counteract, which may pose significant risks to the Company's data security and systems. Such cybersecurity attacks, if successful, could lead to data breaches, loss of confidential or sensitive information, and financial or reputational harm.

The Company's tenants may use AI tools in their products or services without the Company's knowledge, and the providers of these tools may not meet the evolving regulatory or industry standards for privacy and data protection. Consequently, this may inhibit the Company's or the Company's tenants' ability to uphold an appropriate level of service and data privacy. If the Company, the Company's tenants, or other third parties with which the Company conduct business experience an actual or perceived breach of privacy or security incident due to the use of AI, the Company may be adversely impacted, lose valuable intellectual property or confidential information, and incur harm to the Company's reputation and the public perception of the effectiveness of the Company's security measures.

In addition, investors, analysts, and other market participants may use AI tools to process, summarize or interpret the Company's financial information or other data about the Company. The use of AI tools in financial and market analysis may introduce risks similar to those described above, including an inaccurate interpretation of the Company's financial or operational performance or market trends or conditions, which in turn could result in inaccurate conclusions or investment recommendations.

Risks Related to The Company's Commercial Real Estate Debt and Securities Investments

The commercial real estate debt the Company may originate and invest in and the commercial real estate loans underlying the commercial real estate securities the Company invests in could be subject to delinquency, foreclosure and loss, which could result in losses to the Company.

Commercial real estate loans are secured directly and indirectly, by commercial real estate and are subject to risks of delinquency, foreclosure, loss and bankruptcy of the borrower, all of which are and will continue to be prevalent if the overall economic environment does not continue to improve. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower's business plan, the borrower's ability to repay the loan may be impaired. Net operating income of a property can be affected by, each of the following factors, among other things:

- macroeconomic and local economic conditions;
- tenant mix and tenant bankruptcies;
- success of tenant businesses;
- property management decisions, including with respect to capital improvements, particularly in older building structures;
- renovations or repositioning during which operations may be limited or halted completely;
- property location and condition, including without limitations, any need to address climate-related risks;
- property operating costs, including insurance premiums, real estate taxes and maintenance costs;
- competition from comparable types of properties;
- effects on a particular industry applicable to the property, such as hotel vacancy rates;
- changes in governmental rules, regulations and fiscal policies, including environmental legislation;
- changes in laws that increase operating expenses or limit rents that may be charged;
- any need to address environmental contamination at the property;
- the occurrence of any uninsured casualty at the property;
- changes in national, regional or local economic conditions and/or specific industry segments;
- declines in regional or local real estate values;
- branding, marketing and operational strategies;
- declines in regional or local rental or occupancy rates;
- increases in interest rates;
- real estate tax rates and other operating expenses;
- acts of God;
- pandemics;
- social unrest and civil disturbances;
- terrorism; and
- increases in costs associated with renovation and/or construction.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs and the underlying asset value is less than the loan amount, the Company will suffer a loss.

In the event of any default under a commercial real estate loan held directly by the Company, the Company will bear a risk of loss of principal or accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial real estate loan, which could have a material adverse effect on the Company's cash flow from operations. In the event of a default by a borrower on a non-recourse commercial real estate loan, the Company will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the commercial real estate loan. If a borrower defaults on one of the Company's commercial real estate investments and the underlying property collateralizing the commercial real estate debt is insufficient to satisfy the outstanding balance of the debt, the Company may suffer a loss of principal or interest. In addition, even if the Company has recourse to a borrower's assets, the Company may not have full recourse to such assets in the event of a borrower bankruptcy as the loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court) and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The Company is also exposed to these risks though the commercial real estate loans underlying a commercial real estate security the Company holds may result in the Company not recovering a portion or all of the Company's investment in such commercial real estate security.

The B Notes in which the Company may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to the Company.

The Company may invest in B Notes. A B Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note holders after payment to the A Note holders. Since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may be limited in certain investments. The Company cannot predict the terms of each B Note investment. Further, B Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

The mezzanine loans which the Company may originate or in which the Company may invest would involve greater risks of loss than senior loans secured by the same properties.

The Company has and may continue to originate or invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Company may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Company's mezzanine loan. If a borrower defaults on the Company's mezzanine loan or debt senior to the Company's loan, or in the event of a borrower bankruptcy, the Company's mezzanine loan will be satisfied only after the senior debt. As a result, the Company may not recover some or all of the Company's investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Transitional mortgage loans may involve a greater risk of loss than conventional mortgage loans.

The Company may provide transitional mortgage loans secured by mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional mortgage loan, and the Company may not recover some or all of the Company's investment. During periods in which there are decreases in demand for certain properties as a result of macroeconomic factors, reductions in the financial resources of tenants, and defaults by borrowers or tenants, borrowers face additional challenges in transitioning properties. Market downturns or other adverse macroeconomic factors may affect transitional loans in the Company's portfolio more adversely than loans secured by more stabilized assets.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a transitional mortgage loan. The Company may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay the Company's transitional mortgage loan, which could depend on market conditions and other factors. Transitional mortgage loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under transitional mortgage loans held by the Company, the Company bears the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the transitional mortgage loan. To the extent the Company suffers such losses with respect to the Company's investments in transitional mortgage loans, the value of the Company and of the Company's common stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans the Company may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, non-conforming and non-investment grade loans the Company acquires or originates may have a higher risk of default and loss than conventional loans. Any loss the Company incurs may reduce distributions to stockholders and adversely affect the value of the Company's common stock.

The Company's investments in subordinated loans and subordinated commercial mortgage-backed securities may be subject to losses.

The Company may acquire or originate subordinated loans and may invest in subordinated commercial mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Company's loan, the Company may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, the Company may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on the Company's loan or on debt senior to the Company's loan, or in the event of a borrower bankruptcy, the Company's loan will be satisfied only after the senior debt is paid in full. Where debt senior to the Company's loan exists, the presence of intercreditor arrangements may limit the Company's ability to amend the Company's loan documents, assign the Company's loans, accept prepayments, exercise the Company's remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Company invests, the Company may not be able to recover all of the Company's investment in the securities the Company purchases. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related residential and commercial mortgage-backed securities, the securities in which the Company invests may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to the Company.

The quality of the CMBS is dependent on the credit quality and selection of the mortgages for each issuance.

CMBS are affected by the quality of the credit extended. As a result, the quality of the CMBS is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such CMBS and other factors such as adverse selection within a particular tranche or issuance.

There are certain risks associated with the servicers of commercial real estate loans underlying CMBS and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying CMBS and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the CMBS or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect the Company's investments.

Construction loans involve a high risk of loss if the Company is unsuccessful in raising the unfunded portion of the loan or if a borrower otherwise fails to complete the construction of a project.

The Company may invest in construction loans. If the Company is unsuccessful in raising the unfunded portion of a construction loan, there could be adverse consequences associated with the loan, including a loss of the value of the property securing the loan if the construction is not completed and the borrower is unable to raise funds to complete it from other sources; a borrower claim against the Company for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. The occurrence of such events may have a negative impact on the Company's results of operations. Other loan types may also include unfunded future obligations that could present similar risks.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans the Company makes or acquires may materially and adversely affect the Company's investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and the possibility of construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on the Company's investment.

Investments that are not United States government insured involve risk of loss.

The Company expects to originate and acquire uninsured loans and assets as part of the Company's investment strategy. Such loans and assets may include mortgage loans and mezzanine loans. While holding such interests, the Company is subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, the Company bears the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent the Company suffers such losses with respect to the Company's investments in such loans, the value of the Company and the price of the Company's common stock may be adversely affected.

The commercial mortgage-backed securities in which the Company may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of commercial mortgage-backed securities may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Commercial mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate commercial mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate residential and commercial mortgage-backed securities will not be fully paid. Subordinate residential and commercial mortgage-backed securities are also subject to greater credit risk than those residential and commercial mortgage-backed securities that are more highly rated.

Interest rate fluctuations could increase the Company's financing costs and reduce the Company's ability to generate income on the Company's investments, either of which could lead to a significant decrease in the Company's results of operations and cash flows and the market value of the Company's investments.

The Company's primary interest rate exposures will relate to the yield on the Company's investments and the financing cost of the Company's debt, as well as the Company's interest rate swaps that the Company utilizes for hedging purposes. In 2022 and 2023, market interest rates rose markedly and rapidly primarily as a result of the Federal Reserve's actions to curb rapidly rising inflation, which has led to a significant slowdown in real estate transactions and less capital available in the marketplace to finance real estate projects. Notwithstanding the current period of relatively high interest rates, the U.S. Federal Reserve began decreasing rates in 2024 and has indicated that it may further decrease interest rates in 2025. Changes in interest rates will affect the Company's net interest income, which is the difference between the interest income the Company earns on the Company's interest-earning investments and the interest expense the Company incurs in financing these investments. Interest rate fluctuations resulting in the Company's interest expense exceeding interest income would result in operating losses for the Company. Changes in the level of interest rates also may affect the Company's ability to invest in investments, the value of the Company's investments and the Company's ability to realize gains from the disposition of investments. Changes in interest rates may also affect borrower default rates.

To the extent that the Company's financing costs will be determined by reference to floating rates, such as LIBOR or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (a) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, the Company's credit, (b) the level and movement of interest rates, and (c) general market conditions and liquidity. In a period of rising interest rates, the Company's interest expense on floating rate debt would increase, while any additional interest income the Company earns on the Company's floating rate investments may not compensate for such increase in interest expense. At the same time, the interest income the Company earns on the Company's fixed-rate investments would not change, the duration and weighted average life of the Company's fixed-rate investments would increase and the market value of the Company's fixed-rate investments would decrease. Similarly, in a period of declining interest rates, the Company's interest income on floating-rate investments would decrease, while any decrease in the interest the Company is charged on the Company's floating-rate debt may not compensate for such decrease in interest income and interest the Company is charged on the Company's fixed-rate debt would not change. Any such scenario could materially and adversely affect the Company. As of December 31, 2024, the Company is primarily exposed to rising interest rates through the floating rates on one loan and a revolving credit facility. The Company has mitigated this risk using hedging instruments on the one loan and by paying down the revolving credit facility.

The Company's operating results will depend, in part, on differences between the income earned on the Company's investments, net of credit losses, and the Company's financing costs. For any period during which the Company's investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of the Company's borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease the Company's results of operations and cash flows and the market value of the Company's investments.

The phase-out of LIBOR and transition to an Alternative Benchmark Interest Rate could have adverse effects.

The administrator of LIBOR ceased the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and ceased the publication of the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Alternative Reference Rate Committee has identified the Secured Overnight Financing Rate ("SOFR") as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, published by the Federal Reserve Bank of New York. It is expected that new contracts will use SOFR or other alternative reference rates instead of LIBOR. Due to the broad use of LIBOR as a reference rate, all financial market participants, including the Company's, are impacted by the risks associated with this transition and therefore it could adversely affect the Company's operations and cash flows, although the Company has amended the Company's Citizens Credit Facility and other loan agreements to reference SOFR.

Prepayments can adversely affect the yields on the Company's investments.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers' abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when interest rates decline. Consequently, owners of the loans may reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect the Company's ability to maintain targeted amounts of leverage to the extent that the Company has a portfolio of residential mortgage-backed security ("RMBS") and may result in reduced earnings or losses for the Company and negatively affect the cash available for distribution to the Company's stockholders.

The yield of the Company's other assets may be affected by the rate of prepayments. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. If the Company is unable to invest the proceeds of any prepayments the Company receives in assets with at least an equivalent yield, the yield on the Company's portfolio will decline. In addition, the Company may acquire assets at a discount or premium and if the asset does not repay when expected, the Company's anticipated yield may be impacted. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully the Company's cost of acquisition of certain investments.

If credit spreads widen before the Company obtains long-term financing for the Company's assets, the value of the Company's assets may suffer.

The Company will price the Company's assets based on the Company's assumptions about future credit spreads for financing of those assets. The Company expects to obtain longer-term financing for the Company's assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or SOFR. If the spread that borrowers will pay over the benchmark widens and the rates the Company charges on the Company's assets to be securitized are not increased accordingly, the Company's income may be reduced or the Company may suffer losses.

The Company's investments in debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

The Company's investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments. Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the senior claims of banks and other lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to the Company.

The Company's dependence on the management of other entities in which the Company invests may adversely affect the Company's business.

The Company will not control the management, investment decisions or operations of the companies in which the Company may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to the Company (including actions or investments that are incompatible with the Company's qualification as a REIT or other tax objectives). The Company will have no ability to affect these management decisions and the Company may have only limited ability to dispose of the Company's investments.

Many of the Company's investments will be illiquid and the Company may not be able to vary the Company's portfolio in response to changes in economic and other conditions.

Certain of the securities that the Company may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the residential and commercial mortgage-backed securities that the Company may purchase may be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. The mezzanine loans the Company may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. As a result, the Company's ability to vary the Company's portfolio in response to changes in economic and other conditions may be relatively limited.

Some of the Company's investments will be carried at an estimated fair value and the Company will be required to disclose the fair value of other investments monthly. The estimated fair value will be determined by the Advisor and, as a result, there may be uncertainty as to the value of these investments.

Some of the Company's investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. In addition, the Company must disclose the fair value of the Company's investments in loans each quarter. Such estimates are inherently uncertain. The fair value of securities and other investments, including loans that have limited liquidity or are not publicly traded, may not be readily determinable. The Company will estimate the fair value of these investments on a monthly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, the Company's determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of the Company's common stock could be adversely affected if the Company's determinations regarding the fair value of these investments are materially higher than the values that the Company ultimately realizes upon their disposal.

The Company's due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, the Company will assess the strength and skills of such entity's management and other factors that the Company believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, the Company will rely on the resources available to the Company and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that the Company's due diligence processes will uncover all relevant facts or that any investment will be successful.

The Company may depend on debtors for the Company's revenue, and, accordingly, the Company's revenue and the Company's ability to make distributions to the Company's stockholders will be dependent upon the success and economic viability of such debtors.

The success of the Company's investments in debt secured by commercial properties and other real estate-related assets materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses.

Delays in restructuring or liquidating non-performing debt-related securities could reduce the return on the Company's stockholders' investment.

Debt-related securities may become non-performing after acquisition for a wide variety of reasons. In addition, the Company may acquire non-performing debt-related investments. Such non-performing debt-related investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such debt-related security, the borrower under the security may not be able to negotiate replacement "takeout" financing to repay the principal amount of the securities owed to the Company. The Company may find it necessary or desirable to foreclose on some of the collateral securing one or more of the Company's investments. Intercreditor provisions may substantially interfere with the Company's ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive as discussed above.

If the Company forecloses on the collateral that will secure the Company's investments in loans receivable, the Company may incur significant liabilities for deferred repairs and maintenance, property taxes and other expenses, which would reduce cash available for distribution to stockholders.

Some of the properties the Company may acquire in foreclosure proceedings may face competition from newer, more updated properties. In addition, the overall condition of these properties may have been neglected prior to the time the Company would foreclose on them. In order to remain competitive, increase occupancy at these properties and/or make them more attractive to potential tenants and purchasers, the Company may have to make significant capital improvements and/or incur deferred maintenance costs with respect to these properties. Also, if the Company acquires properties through foreclosure, the Company will be responsible for property taxes and other expenses which will require more capital resources than if the Company held a secured interest in these properties. To the extent the Company has to make significant capital expenditures with respect to these properties, the Company will have less cash available to fund distributions and investor returns may be reduced.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate the Company's mortgage-related activities may adversely impact the Company's investment strategy.

The Company may in the future be required to obtain various other approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of the Company's mortgage-related activities. There is no assurance that the Company can obtain any or all of the approvals and licenses that the Company desires or that the Company will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, the Company will be subject to various disclosures and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that the Company will satisfy those requirements. The Company's failure to obtain or maintain licenses will restrict the Company's options and ability to engage in desired activities, and could subject the Company to fines, suspensions, terminations and various other adverse actions if it is determined that the Company has engaged without the requisite approvals or licenses in activities that require an approval or license, which could have a material and adverse effect on the Company's business, results of operations, financial condition and prospects.

Risks Related to The Company's Financing Strategy

The Company will incur debt to finance the Company's operations, which may subject the Company to an increased risk of loss.

The Company will continue to incur debt to finance the Company's operations. The leverage the Company employs will vary depending on the Company's ability to obtain credit facilities, the loan-to-value and debt service coverage ratios of the Company's assets, the yield on the Company's assets, the targeted leveraged return the Company expects from the Company's investment portfolio and the Company's ability to meet ongoing covenants related to the Company's asset mix and financial performance. The Company's return on the Company's investments and cash available for distribution to the Company's stockholders may be reduced to the extent that changes in market conditions cause the cost of the Company's financing to increase relative to the income that the Company can derive from the assets the Company acquires.

Debt service payments will reduce the net income available for distributions to the Company's stockholders. Moreover, the Company may not be able to meet the Company's debt service obligations and, to the extent that the Company cannot, the Company risks the loss of some or all of the Company's assets to foreclosure or sale to satisfy the Company's debt obligations. The Company's charter or bylaws do not restrict the form of indebtedness the Company may incur.

Hedging against interest rate exposure may adversely affect the Company's earnings, limit the Company's gains or result in losses, which could adversely affect cash available for distribution to the Company's stockholders.

The Company has entered into interest rate swap agreements or pursue other interest rate hedging strategies. The Company's hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect the Company because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability or asset;

- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs the Company's ability to sell or assign the Company's side of the hedging transaction;

- the party owing money in the hedging transaction may default on its obligation to pay; and

- the Company may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity the Company engages in may adversely affect the Company's earnings, which could adversely affect cash available for distribution to the Company's stockholders. Therefore, while the Company may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if the Company had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, the Company may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Company from achieving the intended accounting treatment and may expose the Company to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. The Company may increase the Company's hedging activity and thus increase the Company's hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom the Company enters into a hedging transaction will most likely result in a default. Default by a party with whom the Company enters into a hedging transaction may result in the loss of unrealized profits and force the Company to cover the Company's resale commitments, if any, at the then current market price. Although generally the Company will seek to reserve the right to terminate the Company's hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and the Company may not be able to enter into an offsetting contract in order to cover the Company's risk. The Company cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and the Company may be required to maintain a position until exercise or expiration, which could result in losses.

Changes in laws or regulations governing the Company's operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by the Company to comply with these laws or regulations, could require changes to certain of the Company's business practices, negatively impact the Company's operations, cash flow or financial condition, impose additional costs on the Company, subject the Company to increased competition or otherwise adversely affect the Company's business.

The laws and regulations governing the Company's operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by the Company to comply with these laws or regulations, could require changes to certain of the Company's business practices, negatively impact the Company's operations, cash flow or financial condition, impose additional costs on the Company or otherwise adversely affect the Company's business. Furthermore, if regulatory capital requirements-whether under the Dodd-Frank Act, Basel III (i.e., the framework for a comprehensive set of capital and liquidity standards for internationally active banking organizations, which was adopted in June 2011 by the Basel Committee on Banking Supervision, an international body comprised of senior representatives of bank supervisory authorities and central banks from 27 countries, including the United States) or other regulatory action-are imposed on private lenders that provide the Company with funds, or were to be imposed on the Company, they or the Company may be required to limit, or increase the cost of, financing they provide to the Company or that the Company provide to others. Among other things, this could potentially increase the Company's financing costs, reduce the Company's ability to originate or acquire loans and reduce the Company's liquidity or require the Company to sell assets at an inopportune time or price.

Various laws and regulations currently exist that restrict the investment activities of banks and certain other financial institutions but do not apply to the Company, which the Company believes creates opportunities for the Company to participate in certain investments that are not available to these more regulated institutions. Any deregulation of the financial industry, including by amending the Dodd-Frank Act, may decrease the restrictions on banks and other financial institutions and would create more competition for investment opportunities that were previously not available to the financial industry. For example, in 2018, a bill was signed into law that eased the regulation and oversight of certain banks under the Dodd-Frank Act.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact the Company's operations, cash flows or financial condition, impose additional costs on the Company, intensify the regulatory supervision of the Company or otherwise adversely affect the Company's business.

Similarly, changes in federal policy that affect the geopolitical landscape could give rise to circumstances outside the Company's control that could have negative impacts on the Company's business operations. During the prior Trump administration, increased tariffs were implemented on goods imported into the U.S., particularly from China, Canada, and Mexico. As China was and is a major global exporter of steel, solar panels, and aluminum, the tariffs on these specific imports led to a trade war between not only the U.S. and China, but also between the U.S. and the international community. Other countries, including China, Canada, and the EU, implemented retaliatory tariffs in response to these policies on U.S. goods. During the 2024 presidential campaign, President Trump pledged to impose an additional 25% tariff on certain exports from Canada and Mexico, and up to an additional 60% tariff on certain exports from China. These and similar types of trade policies could lead to issues with global supply chains on a macroeconomic scale, including steel, pharmaceuticals, and construction equipment, all of which are critical to the Company and the Company's tenant's businesses. For example, some of the Company's tenants are in the pharmaceutical industry. As China is a global leader in the market for active pharmaceutical ingredients, the imposition of tariffs, especially at such unprecedented rates, could potentially raise the cost of generic drugs in the U.S., which would in turn have direct consequences on our tenants in the pharmaceutical industry. Such tariffs and changes to U.S. trade policy previously had, and in the future could, lead to further adverse effects on the U.S. domestic economy and the Company or the Company's tenant's businesses.

The Company's use of borrowings to partially fund acquisitions and improvements on properties could result in foreclosures and unexpected debt service expenses upon refinancing, both of which could have an adverse impact on the Company's operations and cash flow.

The Company has and intends to continue to rely in part on borrowings under credit facilities and other external sources of financing to fund the costs of new investments, capital expenditures and other items. Accordingly, the Company is subject to the risks that the Company's cash flow will not be sufficient to cover required debt service payments and that the Company will be unable to meet other covenants or requirements of the Company's borrowings.

If the Company cannot meet the Company's required obligations under the Company's borrowings, the Company's property or commercial real estate debt and securities could be foreclosed upon by, or otherwise transferred to, the Company's lender, with a consequent loss of income and asset value to the Company. Additionally, the Company may be required to refinance the Company's debt subject to "lump sum" or "balloon" payment maturities on terms less favorable than the original loan or at a time the Company would otherwise prefer to not refinance such debt. A refinancing on such terms or at such times could increase the Company's debt service payments, which would decrease the amount of cash the Company would have available for operations, new investments and distribution payments and may cause the Company to determine to sell one or more investments at a time when the Company would not otherwise do so.

The Company has broad authority to incur borrowings and high levels of borrowings could hinder the Company's ability to make distributions and could decrease the value of the Company's stockholders' investment.

The Company expects that in most instances, the Company will make real estate investments by using either existing or new borrowings. In addition, the Company may incur mortgage notes and pledge all or some of the Company's real estate investments as security for that debt to obtain funds to acquire additional real estate investments. The Company may borrow if the Company needs funds to satisfy the REIT tax qualification requirement that the Company distributes at least 90% of the Company's annual REIT taxable income to the Company's stockholders. The Company also may borrow if the Company otherwise deems it necessary or advisable to assure that the Company maintains the Company's qualification as a REIT.

The Company's charter does not limit the Company from utilizing financing until the Company's borrowings exceed 300% of the Company's net assets, which is generally expected to approximate 75% of the aggregate cost of the Company's real estate investments and other assets, the Company cash, before deducting loan loss reserves, other non-cash reserves and depreciation. Further, the Company can incur financings in excess of this limitation with the approval of a majority of the Company's independent directors. High leverage levels could cause the Company to incur higher interest charges and higher debt service payments and the agreements governing the Company's borrowings may also include restrictive covenants. These factors could limit the amount of cash the Company has available to distribute to the Company's stockholders or invest in the Company's business and could result in a decline in the value of the Company's stockholders' investment.

If there is a shortfall between the revenues from the Company's real estate investments and the cash flow needed to service the Company's borrowings, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, the Company could lose the investment securing the Company's borrowings that is in default, thus reducing the value of the Company's stockholders' investment. The Company may give full or partial guarantees to lenders of the Company's borrowings to the entities that own the Company's investments. When the Company provides a guaranty on behalf of an entity that owns one of the Company's investments, the Company will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single investment could affect multiple investments. If any of the Company's investments are foreclosed upon due to a default, the Company's ability to pay cash distributions to the

Company's stockholders will be adversely affected, which could result in the Company's losing the Company's REIT status and would result in a decrease in the value of the Company's stockholders' investment. As of December 31, 2024, the Company's debt to tangible assets ratio was 52.9%.

Lenders may require the Company to enter into restrictive covenants relating to the Company's operations, which could limit the Company's ability to make distributions.

When providing financing, a lender may impose restrictions on the Company that affect the Company's distribution and operating policies and the Company's ability to incur additional borrowings. Financing agreements that the Company may enter into may contain covenants that limit the Company's ability to further incur borrowings, restrict distributions or that prohibit the Company from discontinuing insurance coverage or replacing the Advisor. These or other limitations would decrease the Company's operating flexibility and the Company's ability to achieve the Company's operating objectives, including making distributions.

The Company may not be able to access financing sources on attractive terms, if at all, which could adversely affect the Company's ability to execute the Company's business plan.

The Company will require significant outside capital to fund and grow the Company's business. The Company's business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. A primary source of liquidity for companies in the real estate industry has been and will continue to be the debt and equity capital markets. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. Based on the current conditions, the Company does not know whether any sources of capital will be available to the Company in the future on terms that are acceptable to the Company, if at all. If the Company cannot obtain sufficient debt and equity capital on acceptable terms, the Company's business and the Company's ability to operate could be severely impacted.

Increases in interest rates could increase the amount of the Company's payments on the Company's borrowings and adversely affect the Company's ability to pay distributions to the Company's stockholders.

The Company has and may continue to incur borrowings in the future. To the extent that the Company incurs variable rate borrowings, increases in interest rates would increase the Company's interest costs, which could reduce the Company's cash flow and the Company's ability to pay distributions. In addition, if the Company needs to repay existing borrowings during periods of rising interest rates, the Company could be required to liquidate one or more of the Company's investments at times that may not permit realization of the maximum return on such investments.

Economic events that may cause the Company's stockholders to request that the Company repurchase their shares may materially adversely affect the Company's cash flow and the Company's results of operations and financial condition.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector or market volatility could cause the Company's stockholders to seek to sell their shares to the Company pursuant to the Company's share repurchase plan at a time when such events are adversely affecting the performance of the Company's assets. Even if the Company decides to satisfy all resulting repurchase requests, the Company's cash flow could be materially adversely affected. In addition, if the Company determines to sell assets to satisfy repurchase requests, the Company may not be able to realize the return on such assets that the Company may have been able to achieve had the Company sold at a more favorable time, and the Company's results of operations and financial condition, including, without limitation, breadth of the Company's portfolio by property type and location, could be materially adversely affected.

Risks Related to Conflicts of Interest

The Advisor and its affiliates, including all of the Company's executive officers and some of the Company's directors and other key real estate professionals, will face conflicts of interest caused by their compensation arrangements with the Company, which could result in actions that are not in the best interests of the Company's stockholders.

The Company's executive officers and the key real estate professionals relied upon by the Advisor are compensated by the Advisor and its affiliates. The Advisor and its affiliates will receive substantial fees from the Company. These fees could influence the Advisor's advice to the Company as well as the judgment of affiliates of the Advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of the Company's agreements with the Advisor and its affiliates, including the Advisory Agreement (as defined below) and the dealer manager agreement;

- offerings of equity by the Company, which entitle the Dealer Manager to dealer-manager fees and will likely entitle the Advisor to increased asset management fees;

- acquisitions of investments and originations of loans, which entitle the Advisor to asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Cantor Companies

- or affiliates, might entitle affiliates of the Advisor to disposition fees and other fees in connection with its services for the seller;

- borrowings to acquire investments and to originate loans, which borrowings will increase the asset management fees payable to the Advisor;

- whether and when the Company seeks to list the Company's common stock on a national securities exchange, which listing could entitle an affiliate of the Company's advisor to have their special units redeemed; and

- whether and when the Company seeks to sell the Company or its assets, which sale could entitle CFI to reimbursement of the selling commissions and all of the dealer manager fees ("Sponsor Support"), relating to the payment of certain initial public offering expenses.

The fees the Advisor receives in connection with transactions involving the acquisition or origination of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to the Company. This may influence the Advisor to recommend riskier transactions to the Company.

The amount payable upon a liquidity event to the stockholders who invested in the Company's initial public offering may be reduced, in certain circumstances, by the amount due to the sponsor for reimbursement of sponsor support relating to the payment of certain initial public offering expenses.

The Company may compete with other Cantor Companies for investment opportunities for the Company, which could negatively impact the Company's ability to locate suitable investments.

The Company's investment strategy may overlap with some of the strategies of other Cantor Companies. Opportunities to originate or acquire such loans by Newmark may be competitive with some of the Company's potential investments. Although Newmark does not currently acquire properties or interests in real estate properties, through its Berkeley Point business, it originates multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. In addition, in the course of Newmark's business, it may generate fees from the referral of loan opportunities to third parties. Members of Newmark's day to day management teams are generally different than the Company's investment professionals. However, both lines of business are under common control with the Company. Newmark and their respective subsidiaries are not restricted from competing with the Company's business, whether by originating or acquiring loans that might be suitable for origination or acquisition by the Company, or by referring loan opportunities to third parties in exchange for fees. Newmark is not required to refer any such opportunities to the Company. The Advisor and its affiliates face conflicts of interest relating to performing services on the Company's behalf and allocating investment opportunities to the Company, and such conflicts may not be resolved in the Company's favor, meaning the Company could acquire less attractive assets, which could limit the Company's ability to make distributions and reduce the Company's stockholders' overall investment return.

The Company's affiliation with Cantor and the relationships of the Company's executive officers, CFI and the Advisor may not lead to investment opportunities for the Company.

There can be no assurance that the Company's affiliation with affiliates of CFI or the relationships of the Company's executive officers, CFI and the Advisor will result in investment opportunities or service relationships for the Company on favorable terms, if at all. If the Company is unable to generate attractive investment opportunities, the Company will have fewer investments and the Company's ability to pay distributions will be limited. In addition, certain of the Company's affiliates may be constrained by approvals and/or obligations with respect to third-party investors and as a result may not be able to provide services to the Company.

The Advisor will face conflicts of interest relating to joint ventures that the Company may form with affiliates of the Advisor, which conflicts could result in a disproportionate benefit to the other venture partners at the Company's expense.

If approved by a majority of the Company's independent directors, the Company may enter into joint venture agreements with other Cantor Companies or affiliated entities for the acquisition, development or improvement of properties or other investments. The Advisor and its affiliates, the advisors to the other Cantor Companies and the investment advisers to institutional investors in real estate and real estate-related assets, have some of the same executive officers, directors and other key real estate professionals, and these persons will face conflicts of interest in determining which program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between the Company's interests and the interests of the Cantor-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between the Company and a Cantor-affiliated co-venturer will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. The Cantor-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with the Company's business interests or goals. As a result, these co-venturers may benefit to the Company's and the Company's stockholders' detriment. As of December 31, 2024, a majority of the Company's investments have been initially structured as joint ventures with Cantor Companies and their affiliates.

The fees the Company pays to the Advisor and its affiliates in connection with the Offerings and in connection with the management of the Company's investments were not determined on an arm's length basis; therefore, the Company does not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to the Advisor, the Company's dealer manager and other affiliates for services they provide for the Company were not determined on an arm's length basis. As a result, the fees have been determined without the benefit of arm's length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that the Company would otherwise pay to third parties for such services.

The Advisor faces a conflict of interest because the fees it receives for services performed are based in part on the Company's NAV, which the Advisor is ultimately responsible for determining.

The Advisor is paid an asset management fee for its services based on the Company's NAV, which the Advisor is ultimately responsible for determining. In addition, the distributions to be received by the special unit holder with respect to its performance participation interest in the operating partnership will be based in part upon the operating partnership's net assets (which is a component of the Company's NAV). The calculation of the Company's NAV includes certain subjective judgments with respect to estimating, for example, the value of the Company's portfolio and the Company's accrued expenses, net portfolio income and liabilities, and therefore, the Company's NAV may not correspond to realizable value upon a sale of those assets. The Advisor may benefit by the Company retaining ownership of the Company's assets at times when the Company's stockholders may be better served by the sale or disposition of the Company's assets in order to avoid a reduction in the Company's NAV. If the Company's NAV is calculated in a way that is not reflective of the Company's actual NAV, then the purchase price of shares of the Company's common stock or the price paid for the repurchase of the Company's stockholders' shares of common stock on a given date may not accurately reflect the value of the Company's portfolio, and the Company's stockholders' shares may be worth less than the purchase price or more than the repurchase price.

The Advisor's asset management fee and the performance participation allocation may not create proper incentives or may induce the Advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of the Company's real estate portfolio.

The Company pays the Advisor an asset management fee regardless of the performance of the Company' portfolio. The Advisor's entitlement to an asset management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for the Company's portfolio. The Company may be required to pay the Advisor a management fee in a particular period despite experiencing a net loss or a decline in the value of the Company's portfolio during that period.

The existence of the 12.5% performance participation interest in the Company's operating partnership to which the special unit holder is entitled, is based on the Company's total distributions plus the change in NAV per share, may create an incentive for the Advisor to make riskier or more speculative investments on the Company's behalf than it would otherwise make in the absence of such performance-based compensation. In addition, the change in NAV per share will be based on the value of the Company's investments on the applicable measurement dates and not on realized gains or losses. As a result, the special unit holder may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains ultimately may not be realized when those assets are eventually disposed of.

Because the asset management fee and the performance participation interest are based on the Company's NAV, the Advisor may also be motivated to accelerate acquisitions in order to increase NAV, which would increase amounts payable to the Advisor and the special unit holder.

The Advisor, the real estate professionals assembled by the Advisor, their affiliates and the Company's officers will face competing demands on their time and this may cause the Company's operations and the Company's stockholders' investment to suffer.

The Company relies on the Advisor and the real estate professionals the Advisor has assembled, including Messrs. Lutnick, Milner and Pion, for the day-to-day operation of the Company's business. Messrs. Lutnick, Milner and Pion are also executive officers or managers of certain other Cantor Companies and affiliates. As a result of their interests in other Cantor Companies and affiliates, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Lutnick, Milner and Pion will face conflicts of interest in allocating their time among the Company, the Advisor and its affiliates, other Cantor Companies as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to the Company's business than are desirable. As a result, the returns on the Company's investments, and the value of investment in the Company, may decline.

Certain of the Company's executive officers and certain of the Advisor's and its affiliates' key real estate professionals who perform services for the Company may perform services for other entities to whom they may also owe duties that will conflict with their duties to the Company.

The Company's executive officers and the Advisor's and its affiliates' key real estate professionals may provide services for other Cantor Companies. To the extent they do so, they will owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to the Company and stockholders. In addition, CFI may grant equity interests in the Advisor and the special unit holder, to certain management personnel performing services for the Advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to the Company's business, which could harm the implementation of the Company's business strategy and the Company's investment opportunities. If the Company does not successfully implement the Company's business strategy, the Company may be unable to generate the cash needed to make distributions to stockholders and to maintain or increase the value of the Company's assets.

Because other real estate programs may be offered through the Company's dealer manager concurrently with the Offerings, the Company's Dealer Manager may face potential conflicts of interest arising from competition among the Company and these other programs for investors and investment capital, and such conflicts may not be resolved in the Company's favor.

The Company's Dealer Manager may also act as the dealer manager for the public and private offerings of other programs sponsored by CFI, other Cantor Companies or unaffiliated sponsors. For example, future programs sponsored by CFI, other Cantor Companies or unaffiliated sponsors may seek to raise capital through public offerings conducted concurrently with the Company's Follow-On Offering. As a result, the Company's Dealer Manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. CFI will generally seek to avoid simultaneous offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and strategies. Nevertheless, there may be periods during which one or more programs sponsored by CFI will be raising capital and may compete with the Company for investment capital. Such conflicts may not be resolved in the Company's favor and the Company's stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment.

Risks Related to Investment in The Company's Common Stock

The Company has limited operating history which makes the Company's future performance difficult to predict.

The Company has limited operating history and may not be able to meet the Company's investment objectives. If the Company's capital resources are insufficient to support the Company's operations, the Company will not be successful.

The Company's stockholders should consider the Company's prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like the Company, in their early stage of development. To be successful in this market, the Company or the Advisor must, among other things:

- identify and acquire or originate investments that further the Company's investment strategies;

- respond to competition for the Company's targeted investments, as well as for potential investors in the Company; and

- capitalize the Company's business operations with sufficient debt and equity.

The Company cannot guarantee that the Company will succeed in achieving these goals, and the Company's failure to do so could cause the Company's stockholders to lose all or a portion of their investment.

Because the Offerings are blind-pool offerings, the Company's stockholders will not have the opportunity to evaluate the Company's investments before the Company makes them, which makes their investment in the Company more speculative.

The Company will seek to invest substantially all of the net proceeds from the Offerings after the payment of fees and expenses in a diversified portfolio of income-producing commercial real estate. Because the Company has only made a limited number of investments to date and have not identified any other investments that the Company may make, the Company is not able to provide stockholders with any information to assist them in evaluating the merits of any specific investments that the Company may make. Because the Company's stockholders will be unable to evaluate the economic merit of assets before the Company invests in them, they will have to rely entirely on the ability of the Advisor to select suitable and successful investment opportunities. The Company cannot predict the Company's actual allocation of assets at this time because such allocation will also be dependent, in part, upon the amount of financing the Company is able to obtain, if any, with respect to each asset class in which the Company invests. Furthermore, the Company's board of directors will have broad discretion in implementing policies regarding tenant or mortgagor creditworthiness and the Company's stockholders will not have the opportunity to evaluate potential tenants, managers or borrowers. These factors increase the speculative nature of an investment in the Company.

If the Company pays cash distributions from sources other than the Company's cash flow from operations, the Company will have less funds available for investments and the Company's stockholders' overall return may be reduced.

The Company's organizational documents do not restrict the Company from paying distributions from any source and do not restrict the amount of distributions the Company may pay from any source, including proceeds from the Offerings or the proceeds from the issuance of securities in the future, other third party borrowings, advances from the Advisor or CFI or from the Advisor's deferral or waiver of its fees under the Second Amended and Restated Advisory Agreement. Distributions may also be funded at least in part, indirectly, due to: (i) organizational and offering expenses paid on the Company's behalf by the Company's advisor, which may be subject to reimbursement to the advisor or its affiliates, (ii) other expenses borne by the Company's advisor, that may be subject to reimbursement to the advisor, and (iii) the Company's advisor's ability to elect to receive a portion of its asset management fee in Class I shares or Class I operating partnership units, which may be repurchased at a later date. In addition, these factors may have a smoothing effect on the Company's NAV. It is anticipated that during the offering and acquisition phase, when building the Company's portfolio and before the properties have had an opportunity to appreciate, distributions are more likely to be funded at least partially with cash flows from financing activities determined on a GAAP basis, which may include, among other things, offering proceeds and borrowings. This distribution policy may not be a sustainable long-term policy. Distributions paid from sources other than current or accumulated earnings and profits, particularly during the period before the Company has substantially invested the net proceeds from the Offerings, may constitute a return of capital for tax purposes. From time to time, particularly during the period before the Company has substantially invested the net proceeds from the Offerings, the Company may generate taxable income greater than the Company's income for financial reporting purposes, or the Company's taxable income may be greater than the Company's cash flow available for distribution to stockholders. In these situations the Company may make distributions in excess of the Company's cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, the Company would look first to other third party borrowings to fund these distributions. If the Company funds distributions from financings, the net proceeds from the Offerings or sources other than the Company's cash flow from operations, the Company will have less funds available for investment in income-producing commercial real estate and the Company's stockholders' overall return may be reduced. In addition, if the aggregate amount of cash the Company distributes to stockholders in any given year exceeds the amount of the Company's taxable income generated during the year, the excess amount will either be (1) a return of capital or (2) a gain from the sale or exchange of property to the extent that a stockholder's basis in the Company's common stock equals or is reduced to zero as the result of the Company's current or prior year distributions. Such distributions may effectively dilute or reduce the value of the stockholders remaining interest in the Company's net asset value.

If the Company pays distributions from sources other than the Company's cash flow from operations, the Company will have less cash available for investments, the Company may have to reduce the Company's distribution rate, the Company's net asset value may be negatively impacted and the Company's stockholders overall return may be reduced. As of December 31, 2024, the Company has declared cumulative distributions of $95,295,921, of which 16% of the Company's cash distributions were paid using sources other than the cash flow from operations, including borrowings and proceeds from the Offerings. For the year ended December 31, 2024, 100% of the Company's cash distributions were paid using sources from the Company's cash flow from operations.

Because no public trading market for the Company's shares currently exists, it will be difficult for the Company's stockholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount to the Follow-On Offering price.

There is no public market for the Company's shares and the Company currently has no plans to list the Company's shares on a national securities exchange. Until the Company's shares are listed, if ever, it will be difficult for the Company's stockholders to sell their shares. In addition, the Company's charter prohibits the ownership of more than 9.8% in value or number of shares, whichever is more restrictive, of the Company's outstanding common stock, unless exempted (prospectively or retroactively) by the Company's board of directors, which may discourage large investors from purchasing the Company's shares. In its sole discretion, the Company's board of directors could amend or suspend the Company's share repurchase program without stockholder approval. Further, the share repurchase program includes numerous restrictions that will severely limit stockholders' ability to sell their shares. Therefore, it will be difficult for the Company's stockholders to sell their shares promptly or at all. If they are able to sell their shares, they would likely have to sell them at a substantial discount to their public offering price. It is also likely that the Company's shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of the Company's shares, investors should purchase the Company's shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

The availability and timing of distributions to the Company's stockholders is uncertain and cannot be assured.

There is no assurance that distributions will be authorized and paid. The Company cannot assure the Company's stockholders that the Company will have sufficient cash to pay distributions or that the amount of any such distributions will increase over time. In addition, the distribution fees payable with respect to Class T shares, Class S shares and Class D shares will reduce the amount of funds available for distribution with respect to all Class T shares, Class S shares and Class D shares, as applicable (including Class T shares, Class S shares and Class D shares issued pursuant to the Company's distribution reinvestment plan). Further, because the distribution fees payable with respect to Class T shares and Class S shares are higher than those payable with respect to Class D shares, distributions with respect to Class T shares and Class S shares will be lower than distributions with respect to Class D shares; also, because there are no distribution fees payable with respect to Class I shares, distributions with respect to Class T shares, Class S shares and Class D shares will be lower than distributions with respect to Class I shares. Should the Company fail for any reason to distribute at least 90% of the Company's REIT taxable income, the Company would not qualify for the favorable tax treatment accorded to REITs absent qualifying remedial action.

If the Company raises substantial proceeds from the Offerings in a short period of time, the Company may not be able to invest all of the Company's Follow-On Offering proceeds promptly, which may cause the Company's distributions and the Company's stockholders' investment returns to be lower than they otherwise would be.

The more shares the Company sells in the Company's Offerings, the greater the Company's challenge will be to invest all of the proceeds. The large size of the Company's Offerings increases the risk of delays in investing the Company's net proceeds promptly and on attractive terms. Pending investment, the net proceeds of the Offerings may be invested in permitted temporary investments, which include short-term United States government securities, bank certificates of deposit and other short-term liquid investments. The rate of return on these investments, which affects the amount of cash available to make distributions to stockholders, has fluctuated in recent years and most likely will be less than the return obtainable from the type of investments in the real estate industry the Company seeks to acquire or originate. Therefore, delays the Company encounters in the selection, due diligence and acquisition or origination of investments would likely limit the Company's ability to pay distributions to the Company's stockholders and lower their overall returns. In addition, cash and cash equivalents may potentially subject the Company to concentration of risk and at times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation insurance limits. As of December 31, 2024, the Company had approximately $36.1 million of unrestricted cash and cash equivalents.

The transaction price for shares of the Company's common stock is based on the Company's NAV and will not be based on any public trading market. Neither NAV nor the transaction price may be an accurate reflection of the fair market value of the Company's assets and liabilities and likely will not represent the amount of net proceeds that would result if the Company were liquidated or dissolved or the amount the Company's stockholders would receive upon the sale of their shares.

The NAV per share and the transaction price per share of each class of shares, if different than NAV, may not be an accurate reflection of the fair value of the Company's assets and liabilities in accordance with GAAP, may not reflect the price at which the Company would be able to sell all or substantially all of the Company's assets or the outstanding shares of the Company's common stock in an arm's length transaction, may not represent the value that the Company's stockholders could realize upon a sale of the Company or upon the liquidation of the Company's assets and settlement of the Company's liabilities, and may not be indicative of the price at which shares of the Company's common stock would trade if they were listed on a national securities exchange. In addition, such values may not be the equivalent of the disclosure of a market price by an open-ended real estate fund.

Any methodologies used to determine a NAV per share may be based upon assumptions, estimates and judgments that may not be accurate or complete, such that, if different property-specific and general real estate and capital market assumptions, estimates and judgments were used, it could result in an NAV per share that is significantly different.

The SEC has approved an amendment to National Association of Securities Dealers, or "NASD", Conduct Rule 2340, which became effective on April 11, 2016 and sets forth the obligations of FINRA members to provide per share values in customer account statements calculated in a certain manner. Because the Company will use a portion of the proceeds from the Offerings to pay sales commissions, dealer manager fees and organization and offering expenses, which will reduce the amount of funds available for investment, unless the Company's aggregate investments increase in value to compensate for these up-front fees and expenses, it is likely that the value shown on the Company's stockholders' account statement will be lower than the purchase price paid by them in the Offerings.

Valuations and appraisals of the Company's properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value the Company's properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. In addition, the Company generally does not undertake to mark to market the Company's debt investments or real estate-related liabilities, but rather these assets and liabilities are usually included in the Company's determination of NAV at an amount determined in accordance with GAAP. As a result, valuations and appraisals of the Company's properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond the Company's control and the control of the Independent Valuation Firm (as defined below) and other parties involved in the valuation of the Company's assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining the Company's NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of the Company's properties, the Company's investments in real estate-related assets and the Company's liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. The Company's NAV does not currently represent enterprise value and may not accurately reflect the actual prices at which the Company's assets could be liquidated on any given day, the value a third party would pay for all or substantially all of the Company's shares, or the price that the Company's shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of the Company's shares of common stock, or the price the Company paid to repurchase shares of the Company's common stock to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price stockholders will pay for the Company's shares, and the price at which the stockholders' shares may be repurchased by the Company pursuant to the Company's share repurchase program, will be based on the Company's NAV per share, the stockholder may pay more than realizable value or receive less than realizable value for the stockholder's investment.

In order to disclose a monthly NAV, the Company is reliant on the parties that the Company engages for that purpose, in particular Robert A. Stanger & Co. (the "Independent Valuation Firm") and the appraisers that the Company will hire to value and appraise the Company's real estate portfolio.

In order to disclose a monthly NAV, the Company's board of directors, including a majority of the Company's independent directors, has adopted valuation procedures and has engaged independent third parties, such as the Independent Valuation Firm to value the Company's investment assets and liabilities and to calculate the Company's NAV on a monthly basis, and independent appraisal firms, to provide periodic appraisals with respect to the Company's properties. The Company may also engage other independent third parties to assist in the valuation of the Company's investment assets and liabilities. The Company's board of directors, including a majority of the Company's independent directors, may replace the Independent Valuation Firm with another third party or retain another third-party firm to calculate the NAV for each of the Company's share classes, if it is deemed appropriate to do so. Although the Company's board of directors, with the assistance of the Advisor, oversees all of these parties and the reasonableness of their work product, the Company will not independently verify the Company's NAV or the components thereof, such as the appraised values of the Company's properties. The Company's management's assessment of the market values of the Company's properties may also differ from the appraised values of the Company's properties as determined by the Independent Valuation Firm. If the parties engaged by the Company to determine the Company's monthly NAV are unable or unwilling to perform their obligations to the Company, the Company's NAV could be inaccurate or unavailable, and the Company could decide to suspend the Offerings and the Company's share repurchase program.

The Company's NAV is not subject to GAAP, will not be independently audited and will involve subjective judgments by the Independent Valuation Firm and other parties involved in valuing the Company's assets and liabilities.

The Company's valuation procedures and the Company's NAV are not subject to GAAP and will not be subject to independent audit. The Company's NAV may differ from equity (net assets) reflected on the Company's audited financial statements, even if the Company is required to adopt a fair value basis of accounting for GAAP financial statement purposes. Additionally, the Company dependent on the Advisor to be reasonably aware of material events specific to the Company's properties (such as tenant disputes, damage, litigation and environmental issues) that may cause the value of a property to change materially and to promptly notify the Independent Valuation Firm so that the information may be reflected in the calculation of the Company's NAV. In addition, the implementation and coordination of the Company's valuation procedures include certain subjective judgments of the Advisor, such as whether the Independent Valuation Firm should be notified of events specific to the Company's properties that could affect their valuations, as well as of the Independent Valuation Firm and other parties the Company engages, as to whether adjustments to asset and liability valuations are appropriate. Accordingly, stockholders must rely entirely on the Company's board of directors to adopt appropriate valuation procedures and on the Independent Valuation Firm and other parties the Company engages in order to arrive at the Company's NAV, which may not correspond to realizable value upon a sale of the Company's assets.

The Company's board of directors, including a majority of the Company's independent directors, may adopt changes to the valuation procedures.

Each year the Company's board of directors, including a majority of the Company's independent directors, will review the appropriateness of the Company's valuation procedures and may, at any time, adopt changes to the valuation procedures. For example, the Company currently excludes amounts owed to the Advisor for reimbursement of O&O Costs, consistent with the Company's valuation procedures. The Company also does not generally undertake to mark to market the Company's real estate-related liabilities, but rather these liabilities are usually included in the Company's determination of NAV at an amount determined in accordance with GAAP. As a result, the realizable value of specific debt investments and real property assets encumbered by debt that are used in the calculation of the Company's NAV may be higher or lower than the value that would be derived if such property-related liabilities were marked to market. In some cases such difference may be significant. If the Company acquires real property assets as a portfolio, the Company may pay a premium over the amount that the Company would pay for the assets individually. Other public REITs may use different methodologies or assumptions to determine their NAV. As a result, it is important that the Company's stockholders pay particular attention to the specific methodologies and assumptions the Company uses to calculate the Company's NAV. The Company's board of directors may change these or other aspects of the Company's valuation procedures, which changes may have an adverse effect on the Company's NAV and the price at which shares may be repurchased under the Company's share repurchase program. See the "Net Asset Value Calculation and Valuation Procedures" section of the Company's prospectus for more details regarding the Company's valuation methodologies, assumptions and procedures.

The Company's NAV per share may materially change if the valuations of the Company's properties materially change from prior valuation or the actual operating results materially differ from what the Company originally budgeted, including as a result of the Advisor invoicing the Company for previously unbilled operating expenses.

It is possible that the annual appraisals of the Company's properties may not be spread evenly throughout the year and may differ from the prior valuation utilized in the most recent prior valuation. As such, when these appraisals are reflected in the Company's Independent Valuation Firm's valuation of the Company's real estate portfolio, there may be a material change in the Company's NAV per share for each class of the Company's common stock. Property valuation changes can occur for a variety of reasons, such as local real estate market conditions, the financial condition of the Company's tenants, or lease expirations. For example, the Company will regularly face lease expirations across the Company's portfolio, and as the Company moves further away from lease commencement toward the end of a lease term, the valuation of the underlying property will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms. Such a valuation drop can be particularly significant when closer to a lease expiration, especially for single tenant buildings or where an individual tenant occupies a large portion of a building. The Company is at the greatest risk of these valuation changes during periods in which the Company has a large number of lease expirations as well as when the lease of a significant tenant is closer to expiration. Similarly, if a tenant will have an option in the future to purchase one of the Company's properties from the Company at a price that is less than the current valuation of the property, then if the value of the property exceeds the option price, the valuation will be expected to decline and begin to approach the purchase price as the date of the option approaches.

In addition, actual operating results may differ from what the Company originally budgeted, which may cause a material increase or decrease in the NAV per share amounts. The Company accrues estimated income and expenses on a quarterly basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. On a periodic basis, the Company adjusts the income and expense accruals the Company estimated to reflect the income and expenses actually earned and incurred. The Company will not retroactively adjust the NAV per share of each class for any adjustments. Therefore, because actual results from operations may be better or worse than what the Company previously budgeted, the adjustment to reflect actual operating results may cause the NAV per share for each class of the Company's common stock to increase or decrease.

The Company's Amended Advisory Agreement provides that any operating expenses which have not been invoiced by the Advisor will not become the Company's obligations. Without these provisions in the Company's Amended Advisory Agreement, such operating expenses, if invoiced, would likely be recorded as liabilities of the Company, which, in turn, would likely have a negative effect on the Company's NAV per share. The Company's Amended Advisory Agreement provides that the Advisor will not invoice the Company for any reimbursement if the impact of such would result in the incurrence of an obligation in an amount that would result in the Company's NAV per share for any class of shares to be less than $25.00. The Company may, however, incur and record an obligation to reimburse the Advisor, even if it would result in the Company's NAV per share for any class of shares for such quarter to be less than $25.00, if the Company's board of directors determines that the reasons for the decrease of the Company's NAV per share below $25.00 were unrelated to the Company's obligation to reimburse the Advisor for operating expenses. The Company's Amended Advisory Agreement also provides that the Advisor may be reimbursed for previously unbilled operating expenses for prior periods in any subsequent quarter, subject to certain limitations, including the limitation related to the NAV per share of $25.00 referenced above and the 2%/25% Guidelines. The incurrence of previously unbilled operating expenses likely will have a negative effect on the Company's NAV per share. As of December 31, 2024, the Advisor has incurred $18,253,132 of Unreimbursed Operating Expenses (as defined below), including $3,593,924 of operating expenses incurred by the Advisor on the Company's behalf which have not been invoiced to the Company and also amounts invoiced to the Company by the Advisor but not yet reimbursed ("Unreimbursed Operating Expenses").

It may be difficult to reflect, fully and accurately, material events that may impact the Company's monthly NAV.

The Advisor's determination of the Company's monthly NAV per share will be based in part on appraisals of each of the Company's properties provided annually by the Company's Independent Valuation Firm or independent third-party appraisal firms in individual appraisal reports reviewed by the Independent Valuation Firm in accordance with valuation guidelines approved by the Company's board of directors. As a result, the Company's published NAV per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent appraisal. The Advisor will review appraisal reports and monitor the Company's properties and real estate-related securities, and is responsible for notifying the Independent Valuation Firm of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of the Company's properties and real estate-related securities or liabilities between valuations, or to obtain quickly complete information regarding any such events. For example, an unexpected termination or renewal of a material lease, a material increase or decrease in vacancies or an unanticipated structural or environmental event at a property may cause the value of a property to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that the Company's NAV may be appropriately adjusted in accordance with the Company's valuation guidelines. Depending on the circumstance, the resulting potential disparity in the Company's NAV may be in favor of either stockholders who repurchase their shares, or stockholders who buy new shares, or existing stockholders.

The Company's stockholders will experience dilution.

The Company's stockholders will incur immediate dilution equal to the costs of the Offerings the Company incurs in selling such shares. This means that investors who purchase the Company's shares of common stock will pay a price per share that exceeds the amount available to the Company to invest in assets.

In addition, the Company's stockholders do not have preemptive rights. The Company's board may elect to (i) sell additional shares in the Offerings or future public offerings, including through the DRP, (ii) issue equity interests in private offerings, (iii) issue shares to the Advisor, or its successors or assigns, in payment of an outstanding fee obligation or (iv) issue shares of the Company's common stock to sellers of assets the Company acquires in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent the Company issues additional equity interests, investors who purchase shares in the Offerings who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of the Company's investments, investors may also experience dilution in the book value and fair value of their shares and in the earnings and distributions per share. Furthermore, investors may experience a dilution in the value of their shares depending on the terms and pricing of any share issuances (including the shares being sold in the Offerings) and the value of the Company's assets at the time of issuance.

Payments to the Advisor or the special unit holder in respect of any common stock or operating partnership units they elect to receive in lieu of fees or distributions will dilute future cash available for distribution to the Company's stockholders.

The Advisor and the special unit holder may choose to receive the Company's common shares or operating partnership units in lieu of certain fees or distributions. In addition, the Company has issued in the past (and may issue in the future) shares of operating partnership units in exchange for certain real estate equity interests. The holders of all operating partnership units will be entitled to receive cash from operations pro rata with the distributions being paid to the Company and such distributions to the holders of operating partnership units will reduce the cash available for distribution to the Company and to the Company's stockholders. Repurchases of any of the Company's shares or operating partnership units that were received by the Advisor in lieu of a cash asset management fee are not subject to the monthly and quarterly volume limitations or the 5% holding discount under the Company's share repurchase program, and such sales receive priority over other shares being put for repurchase during such period. Repurchases of any of the Company's shares or operating partnership units that were received by the special unit holder in lieu of a cash distribution with respect to its performance participation allocation are not subject to the 5% holding discount under the Company's share repurchase program, but, in the case of shares, such repurchases are subject to the monthly and quarterly volume limitations and do not receive priority over other shares being put for repurchase during such period. Notwithstanding the foregoing, the Company has adopted a policy in which the approval of a majority of independent directors is required for any repurchase requests submitted by the Advisor that when combined with any stockholder repurchase requests would cause the Company to exceed the 2% monthly or 5% quarterly limitations on repurchases. As part of such approval, a majority of independent directors must determine that the repurchase will not impair the Company's capital or operations and be consistent with the fiduciary duties of the Company's directors.

The Company's ability to implement the Company's investment strategy is dependent, in part, upon the ability of the Company's Dealer Manager to successfully conduct the Offerings, which makes an investment in the Company more speculative.

The Company has retained Cantor Fitzgerald & Co., an affiliate of CFI and the Advisor, to conduct the Offerings as the Company's Dealer Manager. The success of the Offerings, and the Company's ability to implement the Company's business strategy, is dependent upon the ability of the Dealer Manager to build and maintain a network of broker-dealers to sell the Company's shares to their clients. If the Dealer Manager is not successful in establishing, operating and managing this network of broker-dealers, the Company's ability to raise proceeds through the Offerings will be limited and the Company may not have adequate capital to implement the Company's investment strategy. In addition, if the Dealer Manager has difficulties selling the Company's shares of common stock, the amount of proceeds the Company raises in the Offerings may be substantially less than the amount the Company would need to create a diversified portfolio of investments, which could result in less diversification in terms of the type, number and size of investments that the Company makes. If the Company is unsuccessful in implementing the Company's investment strategy, stockholders could lose all or a part of their investment. As of December 31, 2024, the Company had outstanding gross proceeds of $335,832,758 in the Offerings.

The loss of or the inability to obtain key real estate professionals at the Advisor could delay or hinder implementation of the Company's investment strategies, which could limit the Company's ability to make distributions and decrease the value of the Company's stockholders' investment.

The Company's success depends upon the contributions of Messrs. Lutnick, Milner and Pion. The Advisor does not have an employment agreement with any of these key personnel and the Company cannot guarantee that all, or any particular one, will remain affiliated with the Company and/or the Advisor. On February 18, 2025, Howard W. Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, on February 18, 2025, Mr. Howard Lutnick stepped down as Chairman of the Board and Chief Executive Officer of the Company. On March 5, 2025, the Company appointed Brandon Lutnick, son of Mr. Howard Lutnick, to serve as a member of the Board. On March 5, 2025, the Company appointed William Ferri as Chief Executive Officer of the Company. If any of these persons were to cease their association with the Company, whether because they are internalized into other Cantor sponsored programs, or otherwise, the Company's operating results could suffer. The Company does not intend to maintain key person life insurance on any person. The Company believes that the Company's future success depends, in large part, upon the Advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. There is competition for such professionals, and the Advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. If the Company loses or are unable to obtain the services of highly skilled professionals the Company's ability to implement the Company's investment strategies could be delayed or hindered, and the value of the Company's stockholders' investment may decline.

If the Company internalizes the Company's management functions, stockholders' interests in the Company could be diluted and the Company could incur other significant costs associated with being self-managed.

The Company's board of directors may decide in the future to internalize the Company's management functions. If the Company does so, the Company may elect to negotiate to acquire assets of the Advisor and/or to directly employ the personnel of CFI or its affiliates that the Advisor utilizes to perform services on its behalf for the Company.

Additionally, while the Company would no longer bear the cost of the various fees and expenses the Company expects to pay to the Advisor under the Advisory Agreement, the Company's additional direct expenses would include general and administrative costs, including certain legal, accounting and other expenses related to corporate governance, SEC reporting and compliance matters that otherwise would be borne by the Advisor. The Company would also be required to employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances as well as incur the compensation and benefits costs of the Company's officers and other employees and consultants that will be paid by the Advisor or its affiliates. The Company may issue equity awards to officers, employees and consultants of the Advisor or its affiliates in connection with an internalization transaction, which awards would decrease net income and modified funds from operations ("MFFO") and may further dilute stockholders' investment. The Company cannot reasonably estimate the amount of fees to the Advisor the Company would save or the costs the Company would incur if the Company became self-managed. If the expenses the Company assumes as a result of an internalization are higher than the expenses the Company avoids paying to the Advisor, the Company's net income and MFFO would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of cash available to distribute to the Company's stockholders and the value of the Company's shares.

Internalization transactions involving the acquisition of advisors affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, the Company could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for the Company to invest and cash available to pay distributions.

If the Company internalizes the Company's management functions, the Company could have difficulty integrating these functions as a stand-alone entity. Currently, the Advisor and/or its affiliates perform portfolio management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have substantial know-how and experience which provides the Company with economies of scale. The Company may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. Certain key employees may not become the Company's employees but may instead remain employees of CFI or its affiliates. An inability to manage an internalization transaction effectively could result in the Company's incurring excess costs and suffering deficiencies in the Company's disclosure controls and procedures or the Company's internal control over financial reporting. Such deficiencies could cause the Company to incur additional costs and the Company's management's attention could be diverted from most effectively managing the Company's investments.

The Company's rights and the rights of the Company's stockholders to recover claims against the Company's independent directors are limited, which could reduce the Company's stockholders and the Company's recovery against the Company's independent directors if they negligently cause the Company to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in the Company's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The Company's charter provides that no independent director shall be liable to the Company or the Company's stockholders for monetary damages and that the Company will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, the Company's stockholders and the Company may have more limited rights against the Company's independent directors than might otherwise exist under common law, which could reduce the Company's stockholders and the Company's recovery from these persons if they act in a negligent manner. In addition, the Company may be obligated to fund the defense costs incurred by the Company's independent directors (as well as by the Company's other directors, officers, employees (if the Company ever has employees and agents) in some cases, which would decrease the cash otherwise available for distribution.

The Company's board of directors may change the Company's investment policies generally and at the individual investment level without stockholder approval, which could alter the nature of the Company's stockholders' investment.

The Company's charter requires that the Company's independent directors review the Company's investment policies at least annually to determine that the policies the Company is following are in the best interests of the stockholders. In addition to the Company's investment policies, the Company also may change the Company's stated strategy for any particular investment. These policies may change over time. The methods of implementing the Company's investment policies also may vary, as new investment techniques are developed. The Company's investment policies, the methods for their implementation, and the Company's other strategies, policies and procedures may be altered by the Company's board of directors without the approval of the Company's stockholders except to the extent that the policies are set forth in the Company's charter. As a result, the nature of the Company's stockholders' investment could change without their consent. Prior to commencement of the Follow-On Offering, the Company's investment strategy was focused primarily on the acquisition of single-tenant net leased commercial properties located in the United States, United Kingdom, and other European countries, as well as origination and investment in loans related to net leased commercial properties.

The Company will provide investors with information using funds from operations ("FFO") and MFFO, which are non-GAAP financial measures that may not be meaningful for comparing the performances of different REITs and that have certain other limitations.

The Company will provide investors with information using FFO and MFFO, which are non-GAAP measures, as additional measures of the Company's operating performance. The Company expects to compute FFO in accordance with the standards established by NAREIT. The Company expects that the Company will compute MFFO in accordance with the definition established by the IPA. However, the Company's computation of FFO and MFFO may not be comparable to other REITs that do not calculate FFO or MFFO using these definitions without further adjustments.

FFO and MFFO should be considered in conjunction with reported net income and cash flows from operations computed in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), as presented in the financial statements. Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP and should not be considered as an alternative to net income, as an indicator of the Company's operating performance or as an alternative to cash flow from operating activities as a measure of the Company's liquidity.

Stockholders' ability to have their shares repurchased is limited under the Company's share repurchase program. If stockholders are able to have their shares repurchased, it may be at a price that is less than the price they paid for the shares and the then-current market value of the shares.

The Company's share repurchase program contains significant restrictions and limitations. For example, only stockholders who purchase their shares directly from the Company or who received their shares through a non-cash transaction, not in the secondary market, are eligible to participate and if holders of shares do not hold their shares for a minimum of one year, then they will only be eligible for repurchase at 95% of the transaction price that would otherwise apply. The Company may choose to redeem fewer shares than have been requested in any particular month to be repurchased under the Company's share repurchase program, or none at all, in the

Company's discretion at any time. The Company may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond the Company's control, the need to maintain liquidity for the Company's operations or because the Company has determined that investing in real property or other illiquid investments is a better use of the Company's capital than the repurchase of the Company's shares. In addition, the total amount of shares that may be repurchased under the Company's share repurchase program is limited, in any calendar month, to shares whose aggregate value (based on the transaction price per share on the date on the repurchase) is 2% of the Company's aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the transaction price per share in effect when the repurchase is effected) is up to 5% of the Company's aggregate NAV as of the last calendar day of the prior calendar quarter. For the quarter ended December 31, 2024, the Company repurchased 654,890 shares of the Company's common stock, of which the company fulfilled 72% of requested repurchases in October 2024, and 93% of requested repurchases in December 2024.

The vast majority of the Company's assets will consist of properties or other assets which cannot generally be readily liquidated on short notice without impacting the Company's ability to realize full value upon their disposition. Therefore, the Company may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Further, the Company may invest in real estate-related securities and other securities with the primary goal of maintaining liquidity in support of the Company's share repurchase program. Any such investments may result in lower returns than an investment in real estate assets, which could adversely impact the Company's ability to pay distributions and the stockholders' overall return. In addition, the Company's board of directors may modify or suspend the Company's share repurchase program at any time in its sole discretion. As a result of these limitations, stockholders' ability to have their shares repurchased by the Company may be limited, the Company's shares should be considered as having only limited liquidity and at times may be illiquid. In addition, the repurchase price stockholders may receive upon any such repurchase may not be indicative of the price they would receive if the Company's shares were actively traded or if the Company were liquidated, and stockholders should not assume that they will be able to sell all or any portion of their shares back to the Company pursuant to the Company's share repurchase program or to third parties at a price that reflects the then current market value of the shares or at all.

Because the Dealer Manager is one of the Company's affiliates, investors will not have the benefit of an independent due diligence review of the Company, the absence of which increases the risks and uncertainty they face as stockholders.

The Company's Dealer Manager, Cantor Fitzgerald & Co., is one of the Company's affiliates. Because the Company's Dealer Manager is an affiliate, its due diligence review and investigation of the Company and the prospectus for the Offerings cannot be considered to be an independent review. Therefore, the Company's stockholders do not have the benefit of an independent review and investigation of the Offerings of the type normally performed by an unaffiliated, independent underwriter in a public securities offering.

Payment of fees to the Advisor and its affiliates will reduce cash available for investment and distribution and increases the risk that the Company's stockholders will not be able to recover the amount of their investment in the Company's shares.

The Advisor and its affiliates will perform services for the Company in connection with the selection, acquisition, origination, management, and administration of the Company's investments. The Company will pay them substantial fees for these services, which will result in immediate dilution to the value of the Company's stockholders' investment and will reduce the amount of cash available for investment or distribution to stockholders. Compensation to be paid to the Advisor may be increased, subject to approval by the Company's board of directors, including a majority of the Company's independent directors, and the other limitations in the Advisory Agreement and charter, which would further dilute the Company's stockholders' investment and reduce the amount of cash available for investment or distribution to stockholders.

These fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of the Company's portfolio would be less than the purchase price of the shares in the Offerings. These substantial fees and other payments also increase the risk that stockholders will not be able to resell their shares at a profit, even if the Company's shares are listed on a national securities exchange.

Economic events may cause stockholders to request that the Company repurchase their shares, which may materially adversely affect the Company's cash flow, results of operations and financial condition.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector or market volatility (including as a result of the ongoing conflicts in Israel and Ukraine), could cause the Company's stockholders to seek to sell their shares to the Company pursuant to the share repurchase plan at a time when such events are adversely affecting the performance of the Company's assets. Even if the Company decides to satisfy all resulting repurchase requests, the Company's cash flow could be materially adversely affected. In addition, if the Company determines to sell assets to satisfy repurchase requests, the Company may not be able to realize the return on such assets that the Company may have been able to achieve had the Company sold at a more favorable time, and the Company's results of operations and financial condition, including, without limitation, breadth of our portfolio by property type and location, could be materially adversely affected.

Risks Related to The Company's Offerings and The Company's Corporate Structure

The Company's charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to the Company's stockholders.

The Company's charter, with certain exceptions, authorizes the Company's directors to take such actions as are necessary and desirable to preserve the Company's qualification as a REIT. To help the Company comply with the REIT ownership requirements of the Internal Revenue Code (the "Code"), the Company's charter prohibits a person from directly or constructively owning more than 9.8% in value of the Company's outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the Company's outstanding common stock, unless exempted (prospectively or retroactively) by the Company's board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of the Company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of the Company's assets) that might provide a premium price for holders of the Company's common stock.

The Company's charter permits the Company's board of directors to issue stock with terms that may subordinate the rights of the Company's common stockholders or discourage a third party from acquiring the Company in a manner that could result in a premium price to the Company's stockholders.

The Company's board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, the Company's board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of the Company's common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of the Company's assets) that might provide a premium price to holders of the Company's common stock.

Maintenance of the Company's Investment Company Act exemption imposes limits on the Company's operations.

Neither the Company nor the Operating Partnership nor any of the subsidiaries of the Operating Partnership intend to register as an investment company under the Investment Company Act. The Company intends to make investments and conduct the Company's operations so that the Company is not required to register as an investment company. If the Company were obligated to register as an investment company, the Company would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations that would significantly increase the Company's operating expenses.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis, which the Company refers to as the 40% test. Excluded from the term "investment securities," among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act ("non-investment companies").

Because the Company is a holding company that conducts its businesses through subsidiaries in order to comply with the 40% test, the securities issued by the Company's subsidiaries that rely on the exclusion from the definition of "investment company" in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the Company may own directly, may not have a combined value in excess of 40% of the value of the Company's total assets on an unconsolidated basis. This requirement limits the types of businesses in which the Company may engage through these joint venture partnerships and subsidiaries. For the purposes of the 40% test, however, the Company takes the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus are not investment securities. The Company must monitor the Company's holdings and those of the Operating Partnership to ensure that the value of their investment securities does not exceed 40% of their respective total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis. Through the Operating Partnership's subsidiaries, the Company and the Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

One or more of the Company's subsidiaries or subsidiaries of the Operating Partnership may seek to rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged in [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of a subsidiary's portfolio be comprised of qualifying interests and at least 80% of its portfolio must be comprised of qualifying interests and real estate-type interests (and no more than 20% comprised of miscellaneous assets).

Although the Company does not intend to be an investment company by virtue of the application of the 40% test discussed above, the Company, the Operating Partnership and/or the Company's direct or indirect subsidiaries may seek to rely upon the exclusion from the definition of investment company provided by Section 3(c)(6) of the Investment Company Act, which is available for holding company-type entities "primarily engaged, directly or through majority-owned subsidiaries, in one or more of the business described in [Sections 3(c)(3), 3(c)(4) and 3(c)(5), including Section 3(c)(5)(C), of the Investment Company Act]…" In the context of a parent holding company conducting its business through its subsidiaries relying upon the Section 3(c)(5)(C) exclusion, the Company interprets "primarily engaged" element of the 3(c)(6) exclusion to require that at least 55% of the parent company's assets to be employed in, and that at least 55% of the parent company's income to be derived from, the parent company's majority- and wholly-owned subsidiaries that qualify for the 3(c)(5)(C) exclusion.

Qualification for an exclusion from registration under the Investment Company Act will limit the Company's ability to acquire or sell certain assets and also could restrict the time at which the Company may acquire or sell assets. For purposes of the exclusions provided by Sections 3(c)(5)(C), the Company will classify the Company's investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on the Company's view of what constitutes a qualifying interest and a real estate-type interest. For purposes of the Section 3(c)(6) exclusion, the Company will make determinations of whether or not a parent holding company is primarily engaged in the Section 3(c)(3), 3(c)(4) and 3(c)(5), including Section 3(c)(5)(C), businesses of its majority- and wholly-owned subsidiaries based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on the Company's view thereof. These no-action positions were and are issued in accordance with factual situations that may be substantially different from the factual situations the Company may face and a number of these no-action positions related to Section 3(c)(5)(C) were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C) and accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force the Company to re-evaluate the Company's portfolio and the Company's investment strategy.

The loss of the Company's Investment Company Act exemption could require the Company to register as an investment company or substantially change the way the Company conducts its business, either of which may have an adverse effect on the Company and the market price of the Company's common stock.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, *Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments*), pursuant to which the SEC stated that it and its staff were reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, related to such investment activity (which may include one or more of the Company's direct subsidiaries), should continue to be allowed to rely on such an exclusion from registration. Although the SEC has not taken formal action related to this release since its publication, if the SEC or its staff takes action with respect to this exclusion, any changes could mean that certain of the Company's subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that the Company's investment in those subsidiaries would be investment securities and also may not qualify as "good" holdings for the purposes of the Section 3(c)(6) exclusion. This could result in the Company's failure to maintain the Company's exclusion from registration as an investment company.

If the Company fails to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, the Company could, among other things, be required either: (i) to substantially change the manner in which the Company conducts its operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on the Company. If the Company is required to register as an investment company under the Investment Company Act, the Company would become subject to substantial regulation with respect to the Company's capital structure (including its ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

The recently adopted SEC standard of conduct for investment professionals and proposed state legislation or regulations could impact the Company's ability to raise capital.

On June 5, 2019, the SEC adopted "Regulation Best Interest: The Broker-Dealer Standard of Conduct," a package of rulemakings and interpretations that address customers' relationships with investment advisers and broker-dealers under the Exchange Act that includes: (i) the requirement, commencing on June 30, 2020, that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the client relationship summary, or Form CRS, which will be required commencing on June 30, 2020, and will require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures, as well as conflicts of interest and disciplinary history, (iii) guidance restating and clarifying the SEC's view on the fiduciary duty owed by investment advisors to clients under Section 206 of the Investment Advisers Act of 1940, as amended, and (iv) guidance clarifying the SEC's view as to the ability of a broker-dealer to provide advice that is "solely incidental" to its transaction execution services without being required to register as an investment advisor. As part of their duty of care, broker-dealers may have a general obligation to evaluate a variety of products before making their recommendations.

In addition, several states, including Maryland, Nevada, New Jersey, and Massachusetts, have passed laws or proposed regulations requiring investment advisers, broker-dealers and/or agents to disclose conflicts of interest to clients or to meet standards that their advice be in the customer's best interest. These recent developments could result in additional requirements imposed on such persons related to the marketing of the Company's shares.

While the Company continues to monitor and evaluate the various proposals, the Company cannot predict what other proposals may be made, what legislation or regulation may be introduced or become law. Therefore, until such time as final rules or laws are in place, the potential impact on the marketing of the Company's shares through the impacted channels is uncertain.

Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that Regulation Best Interest may have on purchasing and holding Interests. Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on the Company's ability to raise capital.

The Company's stockholders will have limited control over changes in the Company's policies and operations, which increases the uncertainty and risks they face as a stockholder.

The Company's board of directors determines the Company's major policies, including the Company's policies regarding financing, growth, debt capitalization, REIT qualification and distributions. The Company's board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and the Company's charter, the Company's stockholders have a right to vote only on the following limited matters:

- the election or removal of directors;

- the amendment of the Company's charter, except that the Company's board of directors may amend the Company's charter without stockholder approval to (a) increase or decrease the aggregate number of the Company's shares of stock or the number of shares of stock of any class or series that the Company has the authority to issue, (b) effect certain reverse stock splits, and (c) change the Company's name or the name or other designation or the par value of any class or series of the Company's stock and the aggregate par value of the Company's stock;

- the Company's liquidation or dissolution;

- the Company's conversion;

- statutory share exchanges;

- certain reorganizations of the Company, as provided in the Company's charter; and

- certain mergers, consolidations or sales or other dispositions of all or substantially all the Company's assets, as provided in the Company's charter.

The Company's board's broad discretion in setting policies and the Company's stockholders' inability to exert control over those policies increases the uncertainty and risks the Company's stockholders face.

If the Company does not successfully implement a liquidity transaction, the Company's stockholders may have to hold their investment for an indefinite period.

The Company's charter does not require the Company's board of directors to pursue a transaction providing liquidity to the Company's stockholders. If the Company's board of directors determines to pursue a liquidity transaction, the Company would be under no obligation to conclude the process within a set time. If the Company adopts a plan of liquidation and/or sale, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which the Company's investments are located and federal income tax effects on the Company's stockholders that may prevail in the future. The Company cannot guarantee that the Company will be able to liquidate all of the Company's assets on favorable terms, if at all. In addition, the Company is not restricted from effecting a liquidity transaction with a company affiliated with Cantor, which may result in certain conflicts of interest. After the Company adopts a plan of liquidation and/or sale, the Company would likely remain in existence until all the Company's investments are liquidated. If the Company does not pursue a liquidity transaction or delay such a transaction due to market conditions, the Company's common stock may continue to be illiquid and the Company's stockholders may, for an indefinite period of time, be unable to convert their shares to cash easily, if at all, and could suffer losses on their investment in the Company's shares.

The Company's charter includes a provision that may discourage a stockholder from launching a tender offer for the Company's shares.

The Company's charter provides that any tender offer made by a person, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offeror must provide the Company notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with these requirements, no person may transfer any shares held by such person to the offeror without first offering the shares to the Company at the tender offer price offered in such tender offer. In addition, the noncomplying offeror person shall be responsible for all of the Company's expenses in connection with that offeror's noncompliance. This provision of the Company's charter may discourage a person from initiating a tender offer for the Company's shares and prevent the Company's stockholders from receiving a premium price for their shares in such a transaction.

Federal Income Tax Risks

If the Company fails to qualify as a REIT, the Company's operations and the Company's ability to pay distributions to the Company's stockholders would be adversely impacted.

The Company elected to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ended on December 31, 2017 and intends to operate in a manner that will allow it to continue to qualify as a REIT. The Company's qualification as a REIT depends on the Company's satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the Company's control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership, as the Company does. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If the Company were to fail to qualify as a REIT in any taxable year:

- the Company would not be allowed to deduct the Company's distributions to the Company's stockholders when computing the Company's taxable income;

- the Company would be subject to federal income tax (including any applicable alternative minimum tax) on the Company's taxable income at regular corporate rates;

- the Company would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;

- the Company's cash available for distribution would be reduced because the Company would be subject to entity level income taxes and the Company would have less cash to distribute to the Company's stockholders; and

- the Company might be required to borrow additional funds or sell some of the Company's assets in order to pay corporate tax obligations that the Company may incur as a result of the Company's disqualification.

The Company's stockholders may have current tax liability on distributions they elect to reinvest in the Company's common stock.

If the Company's stockholders participate in the Company's DRP, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of the Company's common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, they may be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless stockholders are tax-exempt, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if the Company qualifies as a REIT for federal income tax purposes, the Company may be subject to other tax liabilities that reduce the Company's cash flow and the Company's ability to make distributions.

Even if the Company qualifies as a REIT for federal income tax purposes, the Company may be subject to some federal, state and local taxes on the Company's income or property. For example:

- In order to qualify as a REIT, the Company must distribute annually at least 90% of the Company's REIT taxable income to the Company's stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that the Company satisfies the distribution requirement but distribute less than 100% of the Company's REIT taxable income, the Company will be subject to federal corporate income tax on the undistributed income.

- The Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions the Company pays in any calendar year are less than the sum of 85% of the Company's ordinary income, 95% of the Company's capital gain net income and 100% of the Company's undistributed income from prior years.

- If the Company elects to treat property that the Company acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," the Company may avoid the 100% tax on the gain from a resale of that property but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

- If the Company sells an asset, other than foreclosure property, that the Company holds primarily for sale to customers in the ordinary course of business, the Company's gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of the Company's taxable REIT subsidiaries.

- If the Company engages in activity and generates income through one or more taxable REIT subsidiaries, such subsidiaries will be subject to corporate income tax on their income.

The Company's investments in debt instruments may cause the Company to recognize taxable income in excess of cash received with respect to the debt instruments.

It is expected that the Company may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for federal income tax purposes. The Company may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to the Company in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value, and could cause the Company to recognize taxable income in excess of cash received related to that income.

In general, the Company will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules prior to the receipt of cash payments of interest on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, the Company may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, the Company may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that the Company may recognize substantial taxable income in excess of cash available for distribution. In that event, the Company may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which the Company recognizes taxable income in excess of cash received.

REIT distribution requirements could adversely affect the Company's ability to execute the Company's business plan.

The Company generally must distribute annually at least 90% of the Company's REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order to qualify for taxation as a REIT and thus for federal corporate income tax not to apply to earnings that the Company distributes. To the extent that the Company satisfies this distribution requirement, but distribute less than 100% of the Company's REIT taxable income, the Company will be subject to federal corporate income tax on the Company's undistributed REIT taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount that the Company pay out to the Company's stockholders in a calendar year is less than a minimum amount specified under federal tax laws. The Company intends to make distributions to the Company's stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, the Company may generate taxable income greater than the Company's taxable income for financial reporting purposes, or the Company's taxable income may be greater than the Company's cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).

If the Company does not have other funds available in these situations the Company could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable the Company to pay out enough of the Company's taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase the Company's costs or reduce the Company's equity. Thus, compliance with the REIT requirements may hinder the Company's ability to operate solely on the basis of maximizing profits.

To maintain the Company's REIT status, the Company may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder the Company's ability to meet the Company's investment objectives and reduce the Company's stockholders' overall return.

To qualify as a REIT, the Company must satisfy certain tests on an ongoing basis concerning, among other things, the sources of the Company's income, nature of the Company's assets and the amounts the Company distributes to the Company's stockholders. The Company may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in the Company's business or when the Company does not have funds readily available for distribution. Compliance with the REIT requirements may hinder the Company's ability to operate solely on the basis of maximizing profits and the value of the Company's stockholders' investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of the Company's assets are subject to the rules relating to taxable mortgage pools, (ii) the Company is a "pension-held REIT," (iii) a tax-exempt stockholder has incurred debt to purchase or hold the Company's common stock, or (iv) any residual interests in Real Estate Mortgage Investment Conduits, or REMICs, that the Company holds generate "excess inclusion income," then in such cases a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code.

The "taxable mortgage pool" rules may increase the taxes that the Company or the Company's stockholders incur and may limit the manner in which the Company conducts securitizations or financing arrangements.

The Company may be deemed to be itself or make investments in entities that own or are themselves deemed to be taxable mortgage pools. As a REIT, provided that the Company owns 100% of the equity interests in a taxable mortgage pool, the Company generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from the Company that is attributable to the taxable mortgage pool. In addition, to the extent that the Company's stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities that are not subject to tax on unrelated business income, the Company would incur a corporate-level tax on a portion of the Company's income from the taxable mortgage pool. In that case, the Company is authorized to reduce and would intend to reduce the amount of the Company's distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by the Company that is attributable to such stockholder's ownership.

Similarly, certain of the Company's securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for federal income tax purposes. The Company intends to structure the Company's securitization and financing arrangements as to not create a taxable mortgage pool. However, if the Company has borrowings with two or more maturities and (i) those borrowings are secured by mortgages or residential or commercial mortgage-backed securities and (ii) the payments made on the borrowings are considered to bear a relationship to the payments received on the underlying assets, then the borrowings and the pool of mortgages or residential or commercial mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of the Company's investments were to be treated as a taxable mortgage pool, then the Company's REIT status would not be impaired, provided the Company owns 100% of such entity, but a portion of the taxable income the Company recognizes may be characterized as "excess inclusion" income and allocated among the Company's stockholders to the extent of and generally in proportion to the distributions the Company makes to each stockholder. Any excess inclusion income would:

- not be allowed to be offset by a stockholder's net operating losses;

- be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

- be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

- be taxable (at the highest corporate tax rate) to the Company, rather than to the Company's stockholders, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

If the Company is deemed to hold less than 100% of the equity interests in a taxable mortgage pool, including any such interests held through the Operating Partnership or through any other entity that is classified as a partnership for federal income tax purposes, the taxable mortgage pool in such case will be treated as a corporation for federal income tax purposes, and its income from U.S. sources will be subject to corporate income tax. In addition, such characterization of the taxable mortgage pool would change the nature of the Company's assets and income, and might adversely affect its ability to qualify for taxation as a REIT.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect the Company's ability to qualify as a REIT.

The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal Revenue Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. The Company intends to make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to the Company's qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize the Company's ability to qualify as a REIT.

The tax on prohibited transactions will limit the Company's ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. The Company might be subject to this tax if the Company were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, the Company may choose not to engage in certain sales of loans at the REIT level, and may limit the structures the Company utilizes for the Company's securitization transactions, even though the sales or structures might otherwise be beneficial to the Company.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that the Company engages in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Complying with REIT requirements may force the Company to liquidate otherwise attractive investments.

To qualify as a REIT, the Company must ensure that at the end of each calendar quarter, at least 75% of the value of the Company's assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of the Company's investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of the Company's assets (other than government securities and qualified real estate assets) may consist of the securities of any one issuer, no more than 20% of the value of the Company's total assets may be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of the Company's assets may consist of publicly offered REIT debt instruments that do not otherwise qualify under the 75% asset test. If the Company fails to comply with these requirements at the end of any calendar quarter, the Company must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing the Company's REIT qualification and suffering adverse tax consequences. As a result, the Company may be required to liquidate from the Company's portfolio otherwise attractive investments. These actions could have the effect of reducing the Company's income and amounts available for distribution to the Company's stockholders.

Liquidation of assets may jeopardize the Company's REIT qualification.

To qualify as a REIT, the Company must comply with requirements regarding the Company's assets and the Company's sources of income. If the Company is compelled to liquidate the Company's investments to repay obligations to the Company's lenders, the Company may be unable to comply with these requirements, ultimately jeopardizing the Company's qualification as a REIT, or the Company may be subject to a 100% tax on any resultant gain if the Company sells assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements that the Company enters into to finance the Company's investments as sales for tax purposes rather than as secured lending transactions could adversely affect the Company's ability to qualify as a REIT.

The Company may enter into repurchase agreements with a variety of counterparties to achieve the Company's desired amount of leverage for the assets in which the Company invests. When the Company enters into a repurchase agreement, the Company generally sell assets to the Company's counterparty to the agreement and receives cash from the counterparty. The counterparty is obligated to resell the assets back to the Company at the end of the term of the transaction. The Company believes that for federal income tax purposes the Company will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that the Company did not own these assets during the term of the repurchase agreements, in which case the Company could fail to qualify as a REIT if tax ownership of these assets was necessary for the Company to meet certain income and/or asset tests, or could be subject to tax, including a penalty tax applicable to sales of assets that are considered to be inventory or dealer property.

Complying with REIT requirements may limit the Company's ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit the Company's ability to hedge the Company's assets and operations. Under these provisions, any income that the Company generates from transactions intended to hedge the Company's interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate assets or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. In addition, the value of the Company's positions in hedging contracts may be treated as nonqualifying assets for purposes of the quarterly gross asset tests applicable to REITs. As a result of these rules, the Company may have to limit the Company's use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than the Company would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which the Company's stockholders might receive a premium for their shares.

In order for the Company to qualify as a REIT, no more than 50% in value of the Company's outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. "Individuals" for this purpose include natural persons, and some entities such as private foundations. To preserve the Company's REIT qualification, the Company's charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of the Company's outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the Company's outstanding common stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of the Company's common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

The Company's ownership of and relationship with the Company's taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize the Company's REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis. The Company cannot assure you that it will be able to comply with the 20% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's length transactions.

The Company's ability to deduct business interest paid or accrued may be limited.

Pursuant to the tax legislation passed by Congress in December, 2017, and referred to as the Tax Cuts and Jobs Act ("TJIA"), in general, the deductibility of the "net interest" paid or accrued, as applicable, of a business, other than certain small businesses, is limited to 30% of the business's adjusted taxable income, defined generally to mean business taxable income computed without regard to business interest income or deductions or net operating loss deductions. Interest that is disallowed as a result of this limitation can be carried forward indefinitely.

If the Company determines that the Company would be negatively impacted by this rule and provided that the Company qualifies as a "real property trade or business," an election could be made to permit the Company to deduct 100% of the interest expense. If such an election is made, the electing "real property trade or business" is thereafter required to use the less favorable alternative depreciation system to depreciate real property used in its trade or business. Under the TCJA, the alternative depreciation system lives are as follows: 30 years for residential real property (previously 40 years), 40 years for non-residential property (no change), and 20 years for qualified improvement property (previously 40 years). For this purpose, a "real estate trade or business" is any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage trade or business. The Company believes that the Company would qualify as a "real property trade or business", however, the Company will not seek a tax opinion or guidance from the IRS with respect to this determination. There is no statutory provision or other authority grandfathering existing debt from this limitation.

The Company may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. The Company cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. The Company and the Company's stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates but may be eligible for a 20% deduction if received by an individual.

Legislation enacted in 2003 and modified in 2005, 2010 and 2013 generally reduces the maximum tax rate for dividends payable to certain shareholders who are domestic individuals, trusts and estates to 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause certain investors to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including the Company's common stock. Notwithstanding the foregoing, however, effective January 1, 2018 and continuing through 2025, ordinary income dividends of a REIT (excluding distributions traceable to the dividends paid by a TRS of such REIT and certain other distributions) are generally eligible for a 20% deduction from the taxable income of non-corporate stockholders who include such dividends in their net taxable income.

Non-U.S. stockholders may be subject to U.S. federal income and withholding tax on dividends and other distributions received from the Company and upon the disposition of shares of the Company's stock.

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a flat 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business ("effectively connected income", or "ECI").

Distributions paid to non-U.S. stockholders, to the extent attributable to gains from the Company's sale of U.S. real property interests ("USRPIs"), will generally be treated as ECI that is subject to U.S. federal income tax at capital gain rates (currently up to 20% for non-corporate stockholders and 21% for stockholders that are corporations); such income tax is collectible through withholding from the distribution at a 21% rate; the ECI will require the filing of a U.S. tax return by such non-U.S. stockholder; and the ECI may be subject to an additional branch profits tax at a 30% rate in the case of a non-U.S. stockholder that is a corporation.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of the Company's stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI. The Company's stock will not be a USRPI if, as expected, the Company is and continues to be a "domestically-controlled qualified investment entity."

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an IRA) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in the Company's stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in the Company's shares. Fiduciaries and IRA owners investing the assets of such a plan or account in the Company's common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;

- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

- the investment in the Company's shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;

- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;

- the Company's stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and

- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, the Company will provide a NAV per share for each class of the Company's stock on a monthly basis. The Company can make no claim whether such NAV per share will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of the Company's common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in the Company's shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in the Company's common stock.

General Risks

Liability for uninsured losses could adversely affect the Company's financial condition.

Losses from disaster-type occurrences (such as wars, terrorist activities, floods, earthquakes, or fires) may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss or a loss in excess of the limits of the Company's insurance occur, the Company could lose the Company's capital investment and/or anticipated profits and cash flow from one or more investments, which in turn could cause the value of the shares and distributions to the Company's stockholders to be reduced.

Failure to procure adequate capital and funding would negatively impact the Company's results and may, in turn, negatively affect the Company's ability to make distributions to the Company's stockholders.

The Company will depend upon the availability of adequate funding and capital for the Company's operations. The failure to secure acceptable financing could reduce the Company's taxable income, as the Company's investments would no longer generate the same level of net income due to the lack of funding or increase in funding costs. A reduction in the Company's net income could reduce the Company's liquidity and the Company's ability to make distributions to the Company's stockholders. The Company cannot assure the Company's stockholders that any, or sufficient, funding or capital will be available to the Company in the future on terms that are acceptable to the Company. Therefore, in the event that the Company cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the Company's ability to make distributions.

Defects or disruptions in the Company's technology or services could diminish demand for the Company's products and service and subject the Company to liability.

Because the Company's technology, products and services are complex and use or incorporate a variety of computer hardware, software and databases, both developed in-house and acquired from third-party vendors, the Company's technology, products and services may have errors or defects. Errors and defects could result in unanticipated downtime or failure, and could cause financial loss and harm to the Company's reputation and the Company's business.

If the Company experiences computer systems failures or capacity constraints, the Company's ability to conduct the Company's business operations could be materially harmed.

If the Company experiences computer systems failures or capacity constraints, the Company's ability to conduct the Company's business operations could be harmed. The Company supports and maintains many of the Company's computer systems and networks internally. The Company's failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner, could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Although all of the Company's business critical systems have been designed and implemented with fault tolerant and/or redundant clustered hardware and diversely routed network connectivity, the Company's redundant systems or disaster recovery plans may prove to be inadequate. The Company may be subject to system failures and outages that might impact the Company's revenues and relationships with clients. In addition, the Company will be subject to risk in the event that systems of the Company's clients, business partners, vendors and other third parties are subject to failures and outages.

The Company relies on third-party service providers for certain aspects of the Company's business, including for certain information systems, stockholder services, technology and administration. The Company's systems, or those of the Company's third-party providers, may fail or operate slowly, causing one or more of the following, which may not in all cases be covered by insurance:

- unanticipated disruptions in service to the Company's clients;

- slower response times;

- financial losses;

- litigation or other client claims; and

- regulatory actions.

The Company may experience additional systems failures in the future from power or telecommunications failures, acts of God or war, weather-related events, terrorist attacks, human error, natural disasters, fire, power loss, sabotage, cyber-attacks, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of the Company's service could damage the Company's reputation, business and brand name.

Malicious cyber-attacks and other adverse events affecting the Company's operational systems or infrastructure, or those of third parties, could disrupt the Company's business, result in the disclosure of confidential information, damage the Company's reputation and cause losses or regulatory penalties.

Developing and maintaining the Company's operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. The Company's financial, accounting, data processing or other operating and compliance systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond the Company's control, such as a malicious cyber-attack or other adverse events, which may adversely affect the Company's ability to provide services.

In addition, the Company's operations rely on the secure processing, storage and transmission of confidential and other information on the Company's computer systems and networks. Although the Company takes protective measures such as software programs, firewalls and similar technology, to maintain the confidentiality, integrity and availability of the Company's and the Company's clients' information, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber threats continues to evolve. As a result, the Company's computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other adverse events that could have an adverse security impact. Despite the defensive measures the Company has taken, these threats may come from external factors such as governments, organized crime, hackers, and other third parties such as outsource or infrastructure-support providers and application developers, or may originate internally from within the Company.

The Company also faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate the Company's business activities. Such parties could also be the source of a cyber-attack on or breach of the Company's operational systems, data or infrastructure.

There have been an increasing number of cyber-attacks in recent years in various industries, and cyber-security risk management has been the subject of increasing focus by the Company's regulators. If one or more cyber-attacks occur, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the Company's computer systems and networks, or otherwise cause interruptions or malfunctions in the Company, as well as the Company's clients' or other third parties', operations, which could result in reputational damage, financial losses and/or client dissatisfaction, which may not in all cases be covered by insurance. Any such cyber incidents involving the Company's computer systems and networks, or those of third parties important to the Company's business, could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

We understand the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. As an externally managed company, our business is highly dependent on the communications and information systems of our Advisor, its affiliates and third-party service providers. Our Advisor is an indirect subsidiary of Cantor, a diversified organization specializing in financial services and real estate for institutional customers operating in the global financial and commercial real estate markets. Cantor has a global cybersecurity process applicable to all subsidiaries and business lines, including our business.

Risk Management and Strategy

Cantor's global cybersecurity processes form the comprehensive framework for planning, performing, managing, assessing, and improving our security controls as they relate to cybersecurity, and form part of our overall risk management system. Cantor aims to conduct its cybersecurity program in accordance with current recognized global policies and standards for cybersecurity and information technology. These processes are managed by Cantor's cybersecurity team and supported by its business continuity teams.

Cantor conducts periodic internal and external vulnerability audits and assessments and penetration testing and provides periodic cybersecurity training to employees. These measures include regular phishing simulations, annual general cybersecurity awareness training and data protection training. Cantor participates in industry-specific cybersecurity roundtables and professional groups to ensure it remains abreast of industry-wide cybersecurity developments and best practices and thereby enhances our threat identification processes and responses as necessary. Additionally, when engaging with and utilizing third-party vendors and partners for its business, Cantor conducts various oversight assessments, including due diligence and periodic monitoring to identify potential cybersecurity threats associated with conducting business with such vendors and partners and to ensure any corresponding risk exposure aligns with Cantor's business requirements and risk tolerances.

Cantor maintains an incident reporting and escalation process in the event of any observed, detected, or suspected events that it believes may qualify as a cybersecurity incident. Risks are identified based on a four-tier system, and tiers are assigned based on the service impact, user impact, financial impact, and security impact that a threat may pose. Cantor's processes include steps to recover our systems and information through established and tested system recovery plans and business continuity plans, each based on the appropriate response associated with the corresponding tier of the identified threat. Cantor's incident response process includes steps to notify key incident management team members who are responsible for communicating with regulatory and other governmental authorities about cybersecurity events as applicable and as required by law. Cantor determines the materiality of such incidents based upon a number of factors including if the incident had or may have a material impact on the respective business strategy, results of operations, or financial condition. This process involves a review of the nature of the incident by Cantor's cybersecurity team as well as other members of management and employees with specialized technological or financial knowledge, as applicable. In the event of a material breach, Cantor has a process for escalation to appropriate members of its senior management, who would, if appropriate, communicate with our management and board of directors or audit committee. These groups would also collaborate in determining the appropriate response to such events and disclosure of any material breach.

Cantor engages third parties from time to time that assist it in the identification, assessment, and management of cybersecurity risks. Cantor also engages cybersecurity specialists to complete assessments of its cybersecurity processes, program and practices, including data protection practices, as well as to conduct targeted attack simulations. The feedback from these assessments and guidance from external specialists informs Cantor's overall risk management system and the development and improvement of our processes to mitigate cybersecurity risks throughout the Company.

Governance and Management

Our board of directors has responsibility for the direction and oversight of our risk management, which would include cybersecurity risk management. Our board of directors administers this oversight function directly, with support from its audit committee (the "audit committee"). In particular, the audit committee considers and discusses our major risk exposures and the steps our Advisor takes, or is required to take, to monitor and control these exposures. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to overseeing the performance of our internal audit function.

The audit committee will engage in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and control these risks, which will include those that result from material cybersecurity threats as necessary.

As an externally managed company, we rely on Cantor's information systems in connection with our day-to-day operations. Consequently, we also rely on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by Cantor.

As of the date of this Annual Report on Form 10-K, we have not encountered risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations or financial position. For more information about the cybersecurity risks we face, see the risk factor entitled *"Malicious cyber-attacks and other adverse events affecting the Company's operational systems or infrastructure, or those of third parties, could disrupt the Company's business, result in the disclosure of confidential information, damage the Company's reputation and cause losses or regulatory penalties"* in Item 1A- Risk Factors.

Item 2. Properties.

<u>**Investments in Real Property**</u>

For an overview of the Company's real estate investments, see Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Information."

<u>**Principal Executive Offices**</u>

The Company's principal executive and administrative offices are located in leased space at 110 East 59th Street, New York, New York 10022. The Company considers these facilities to be suitable and adequate for the management and operations of the Company's business.

Item 3. Legal Proceedings.

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2024, the Company was not involved in any material legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established trading market for the Company's common stock. Therefore, there is a risk that a stockholder may not be able to sell the Company's stock at a time or price acceptable to the stockholder, or at all. Unless and until the Company's shares are listed on a national securities exchange, the Company does not expect that a public market for the shares will develop.

On October 17, 2016, the Company filed a registration statement with the SEC on Form S-11 in connection with the Initial Offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in its Primary Offering and up to $250 million in shares pursuant to its DRP. The registration statement was subsequently declared effective by the SEC on March 23, 2017. On May 18, 2017, the Company satisfied the Minimum Offering Requirement for the Initial Offering as a result of CFI's purchase of $2.0 million in Class IX shares. The Company terminated the Primary Offering effective July 31, 2020, but is continuing to offer up to $50.0 million of common stock pursuant to the DRP. On March 20, 2020, the Company filed a registration statement on Form S-11 with the SEC for the Follow-On Offering. The Follow-On Offering was declared effective by the SEC in August 2020. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to the DRP. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed Third Offering, which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to a distribution reinvestment plan.

Prior to the commencement of the Follow-On Offering, the Company determined its NAV as of the end of each quarter. Upon commencement of the Follow-On Offering, the Company started determining its NAV on a monthly basis, beginning with determination of NAV as of July 31, 2020. As of December 31, 2024, the Company's NAV was $20.70 per Class AX share, Class IX share, Class I share, and Class D share, $20.69 per Class TX share, Class T share and Class S share, $20.70 per Class I OP unit, and $20.69 per Class T OP unit. The Company is offering shares related to the Follow-On Offering and the Third Offering at the "transaction price," plus applicable upfront selling commissions and dealer manager fees. The "transaction price" generally will be equal to the most recently determined NAV per share as of the end of the prior month. However, the Company may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share, including by updating a previously disclosed transaction price, in cases where the Company believes there has been a material change (positive or negative) to the Company's NAV per share since the end of the prior month. Subsequent to December 31, 2024, the Company has determined NAVs per share as of January 31, 2025 and February 29, 2025. As of January 31, 2025, the Company reported NAV of $20.60 per Class AX share, Class IX share, Class I share, Class D share and Class I OP unit, $20.59 per Class TX share, Class T share, Class S share and Class T OP unit. As of February 28, 2025, the Company reported NAV of $20.32 per Class AX share, Class IX share, Class I share, Class D share, and Class I OP unit, $20.30 per Class TX share, and Class S share, and $20.31 per Class T share, and Class T OP unit. These NAVs per share as of January 31, 2025 and February 28, 2025 were determined in accordance with the Company's valuation policy and procedures set forth in the Company's prospectus for the then current offering. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Net Asset Value" for additional information regarding the Company's NAV methodology.

The Company's shares of common stock consist of Class AX shares, Class TX shares, Class IX shares, Class D shares, Class T shares, Class S shares and Class I shares, all of which are collectively referred to herein as shares of common stock. As of December 31, 2024, the Company's total number of authorized common shares was 400,000,000, consisting of 10,000,000 of Class AX authorized common shares, 5,000,000 of Class TX authorized common shares, 5,000,000 of Class IX authorized common shares, 100,000,000 of Class T authorized common shares, 20,000,000 of Class S authorized common shares, 60,000,000 of Class D authorized common shares, and 200,000,000 of Class I authorized common shares. The Class AX Shares, Class IX Shares, Class I Shares, Class D Shares, Class S Shares, Class T Shares and Class TX Shares have the same voting rights and rights upon liquidation, although distributions are expected to differ due to the distribution fees payable with respect to Class D Shares, Class S Shares, Class T Shares and Class TX Shares, which will reduce distributions to the holders of such classes of shares.

Stockholders

As of March 25, 2025, the Company had an aggregate of 12,531,557 shares of its common stock (consisting of 3,459,039 Class AX shares, 6,117 Class TX shares, 1,131,324 Class IX shares, 5,932,496 Class I shares, 1,432,180 Class T shares, 565,022 Class D shares, 5,379 Class S shares) in the Offerings held by 5,520 stockholders of record.

Distributions

The Company's board of directors has authorized, and the Company has declared, distributions through August 31, 2020 in an amount equal to $0.004253787, and for the period September 1, 2020 through April 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such classes of shares as further described in the applicable prospectus. The distributions were payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distribution payable to the Company stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, the Company's financial condition, capital expenditure requirements, requirements of Maryland law and annual distribution requirements needed to qualify and maintain its status as a REIT. The Company board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and, therefore, distribution payments are not assured.

For the years ended December 31, 2024 and December 31, 2023, the Company has declared distributions of $21,082,652 and $23,412,471, respectively, of which $1,645,729 and $1,922,448, respectively, was unpaid as of the respective reporting dates and has been recorded as Distributions payable on the accompanying consolidated balance sheets. All of the unpaid distributions as of December 31, 2024 and December 31, 2023 were paid during January 2025 and January 2024, respectively. For the years ended December 31, 2024, and December 31, 2023, distributions reinvested pursuant to the Company's DRP were $5,575,253 and $6,197,874 respectively.

The following table provides information regarding distributions declared by the Company for the years ended December 31, 2024 and December 31, 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Distributions		
Paid in cash	$ 13,861,670	$ 15,292,149
Payable	1,645,729	1,922,448
Reinvested in shares	5,575,253	6,197,874
Total distributions	**$ 21,082,652**	**$ 23,412,471**

Distribution Reinvestment Plan

The Company is offering up to $250 million in shares pursuant to the Company's DRP at the then current NAV per share amount. The Company reserves the right to reallocate the shares the Company is offering among the Company's classes of common stock and between the primary offering and the Company's DRP. The Company will not pay any selling commissions, dealer manager fees or distribution fees on shares sold pursuant to the Company's DRP. The amount available for distributions on all Class TX Shares, Class D shares, Class T shares and Class S shares will be reduced by the amount of distribution fees payable with respect to the Class TX shares, Class D shares, Class T shares and Class S shares issued in the Offerings. All Class TX shares, Class D shares, Class T shares and Class S shares will receive the same per share distributions. The Company may amend or terminate the DRP for any reason at any time upon 10 days' notice to the participants. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the participants. As of December 31, 2024, cumulative distributions reinvested pursuant to the Company's DRP were $28,920,988.

Sales of Unregistered Securities

During the years ended December 31, 2024, 2023 and 2022 the Company did not complete any sales of unregistered securities.

Amended and Restated Share Repurchase Program

Stockholders eligible to have their shares repurchased by the Company pursuant to the Fourth Amended and Restated Share Repurchase Program ("Amended SRP").

The Amended SRP included numerous restrictions that limit stockholders' ability to have their shares repurchased. If repurchase requests, in the business judgment of the Company's board of directors, place an undue burden on the Company's liquidity, adversely affect its operations or risk having an adverse impact on stockholders whose shares are not repurchased, then the Company's board of directors may terminate, suspend or amend the share repurchase program at any time without stockholder approval, if it deems such action to be in the best interest of the stockholders; provided that the board of directors cannot terminate the share repurchase program absent a liquidity event which results in the Company's stockholders receiving cash or securities listed on a national securities exchange or where otherwise required by law (including in the event that the Company's shares ever become listed on a national securities exchange or in the event a secondary market for shares of the Company's common stock develops). Upon suspension of the share repurchase program, the board of directors is required to consider at least quarterly whether the continued suspension of the program is in the best interest of the Company and its stockholders; however, the board of directors is not required to authorize the re-commencement of the share redemption program within any specified period of time. In addition, the Company's board of directors may determine to suspend the share repurchase program due to regulatory changes, changes in law or if the Company's board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current report on Form 8-K filed with the SEC. Any material modifications will also be disclosed on the Company's website. Further, the Amended SRP will be terminated in the event that the Company's shares ever become listed on a national securities exchange or in the event a secondary market for the Company's common stock develops.

Repurchases of shares under the Amended SRP are made on a monthly basis. Subject to the limitations of and restrictions provided for in the Amended SRP, and subject to funds being available, shares repurchased under the Amended SRP are repurchased at the transaction price in effect on the date of repurchase, which, generally will be a price equal to the NAV per share applicable to the class of shares being repurchased and most recently disclosed by the Company in a public filing with the SEC. Under the Amended SRP, the Company may repurchase during any calendar month shares of its common stock whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of the aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of the Company's aggregate NAV as of the last calendar day of the prior calendar quarter. In the fourth quarter of 2024, the Company received repurchase requests that exceeded the 2% monthly limit and 5% quarterly limit under the Company's Amended SRP. Therefore, as a result of the aforementioned monthly and quarterly limits, the Company repurchased less than the full amount of shares requested during the fourth quarter of 2024.

The table below summarizes the redemption activity for the quarter ended December 31, 2024:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Under the Plans or Programs[1][2]
October 31, 2024	277,629	$ 20.15	277,629	—
November 30, 2024	273,957	$ 20.24	273,957	—
December 31, 2024	103,306	$ 20.12	103,306	—
Total	654,892	$ 20.18	654,892	—

Note: (1) The Company limits the number of shares that may be redeemed under the program as described above.

(2) For the quarter ended December 31, 2024, the Company received repurchase requests that exceeded both its monthly 2% of NAV and quarterly 5% of NAV limits. In accordance with the Company's Amended SRP, the Company fulfilled 72% of requested repurchases in October 2024, and 93% of requested repurchases in December 2024.

During the years ended December 31, 2024 and December 31, 2023, the Company repurchased 2,802,520 and 2,536,552 shares, respectively, in the amount of $59,611,544 and $63,283,512, respectively.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

CFI initially invested $200,001 in the Company through the purchase of 8,180 Class AX shares at $24.45 per share. CFI may not sell any of these shares during the period it serves as the Company's sponsor. Neither the Advisor nor CFI currently has any options or warrants to acquire any of the Company's shares.

Item 6. Selected Financial Data.

The following selected consolidated historical financial data of the Company should be read in conjunction with Part II, Item 1A. — "Risk Factors", "Forward Looking Statements", Part II, Item 7. — "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and the consolidated financial statements and the related notes thereto that appear on pages F-1 to F-46 of this report.

| | | As of and for the year ended | | |
		December 31, 2024		December 31, 2023
Operating Data:				
Total revenues	$	95,537,590	$	90,630,435
Total operating expenses		(78,811,836)		(81,015,481)
Total other income (expense)		(28,472,753)		(20,963,493)
Net income (loss)	$	**(11,746,999)**	$	**(11,348,539)**
Per Share Data:				
Net income (loss) per share of common stock	$	(0.66)	$	(0.44)
Distributions declared per share of common stock	$	0.004247516	$	0.004247516
Balance Sheet Data:				
Total assets	$	1,126,048,172	$	1,143,502,493
Total liabilities	$	616,254,273	$	591,996,114
Total equity	$	509,793,899	$	551,506,379

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about the Company's business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. The Company's actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under Part, I. Item 1A— "Risk Factors" in this Annual Report on Form 10-K.

Overview

The Company is a Maryland corporation that has elected and qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017. The Company is externally managed by the Advisor, a Delaware limited liability company and wholly owned subsidiary of the Company's sponsor, CFI. The Company is a commercial real estate company formed to invest in and manage a diversified portfolio of income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

The Company was incorporated in the State of Maryland on February 2, 2016 under the name Rodin Global Access Property Trust, Inc. On September 12, 2016, the Company changed its name to Rodin Global Property Trust, Inc. and on July 30, 2020, the Company changed its name to Cantor Fitzgerald Income Trust, Inc.

The Company plans to own substantially all of its assets and conduct its operations through the Operating Partnership. The Company is the sole general partner and limited partner of the Operating Partnership and the Special Unit Holder is the sole special unit holder of the Operating Partnership.

On February 2, 2016, the Company was capitalized with a $200,001 investment by CFI through the purchase of 8,180 Class A shares. The Company has registered the Initial Offering with the SEC. The Company's Registration Statement for the Initial Offering was declared effective by the SEC on March 23, 2017. On May 18, 2017, the Company satisfied the Minimum Offering Requirement. The Company terminated the Primary Offering effective July 31, 2020, but is continuing to offer up to $50.0 million of common stock pursuant to the DRP. On March 20, 2020, the Company filed a registration statement for the Follow-On Offering. The Company's Registration Statement for the Follow-On Offering was declared effective by the SEC in August 2020. Additionally, upon commencement of the Follow-On Offering, the Company began operating as a non-exchange traded perpetual-life REIT.

On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed Third Offering, which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best-efforts basis and $250 million in shares of common stock to be issued pursued to the DRP.

As of March 25, 2025, the Company had 3,459,039 Class AX shares, 6,117 Class TX shares, 1,131,324 Class IX shares, 1,432,180 Class T shares, 565,022 Class D shares, 5,379 Class S shares, and 5,932,496 Class I shares of common stock in the Offerings, as well as 534,195 Class AX shares, 127,784 Class TX shares, 149,345 Class IX shares, 70,790 Class T shares, 34,494 Class D shares, 373 Class S shares, and 342,248 Class I shares in the DRP for aggregate net proceeds of $321,543,635 in the Offerings.

Prior to the commencement of the Follow-On Offering, the Company determined its NAV as of the end of each quarter. NAV, as defined, is calculated consistent with the procedures set forth in the Company's prospectus and excludes any O&O Costs, with such costs to be reflected in the Company's NAV to the extent the Company reimburses the Advisor for these costs. Upon commencement of the Follow-On Offering, the Company started determining its NAV on a monthly basis, beginning with the determination of NAV as of July 31, 2020. As of December 31, 2024, the Company's NAV was $20.70 per Class AX share, Class IX share, Class I share, and Class D share, $20.69 per Class TX share, Class T share and Class S share, $22.70 per Class I OP units, and $20.69 per Class T OP units. For further discussion of the Company's NAV calculation, please see "—Net Asset Value".

Prior to the commencement of the Follow-On Offering, the Company's investment strategy was focused primarily on the acquisition of single-tenant net leased commercial properties located in the United States, United Kingdom and other European countries, as well as origination and investment in loans related to net leased commercial properties. Upon commencement of the Follow-On Offering, the Company intends to invest in a diversified portfolio of income-producing commercial real-estate, multifamily properties and debt secured by commercial real estate located primarily in the United States. The Company will seek to invest: (a) at least 80% of the Company's assets in properties and real estate-related debt; and (b) up to 20% of the Company's assets in real estate-related securities. The number and type of properties or real estate-related securities that the Company acquires will depend upon real estate market conditions, the amount of proceeds the Company raises in its offerings and other circumstances existing at the time the Company is acquiring such assets.

As of December 31, 2024, the Company had made the following investments:

- the GR Property

- the FM Property

- the CO Property

- the Lewisville Property

- controlling interest in the Net Lease DST

- majority interest in a joint venture that owns the SF Property

- the Buchanan Property

- interest in the Station DST

- majority interest in the Keller DST

- controlling interest in the Summerfield DST

- the Madison Ave Property

- controlling interest in the Valencia DST

- the De Anza Property

- controlling interest in the Kacey DST

- controlling interest in the Industry DST

- the Fisher Road Property

- controlling interest in the Longmire Property

- controlling interest in the ON3 DST

- controlling interest in the West End DST

- controlling interest in the Palms DST

- the Mount Comfort Land

- controlling interest in the Pearland DST

- controlling interest in the WAG Portfolio DST

The Company has no employees and has retained the Advisor to manage its affairs on a day-to-day basis. The Advisor's responsibilities include, but are not limited to, providing real estate-related services, including services related to originating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed. The Advisor is a wholly owned subsidiary of CFI and therefore, the Advisor and CFI are related parties. The Advisor and its affiliates receive, as applicable, compensation, fees and expense reimbursements for services related to the investment and management of the Company's assets. Such affiliated entities receive fees, expense reimbursements, and distributions (related to ownership of the Company's common stock) as well as other compensation during the offering, acquisition, operational and liquidation stages.

The Company is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities, other than those referred to in this Annual Report on Form 10-K.

Operating Highlights

2024 Activity

- Raised 781,414 shares of common stock in the Offerings for gross proceeds of approximately $17 million. Repurchased 2,802,519 shares of common stock in the Offerings for gross proceeds of approximately $60 million.

- Sold the Company's investment in Class D BMO 2023-5C2 CMBS for $4,274,997, resulting in a realized gain of $711,645.

- Sold the Company's investment in Class D BMO 2023-5C1 CMBS for $6,125,000, resulting in a realized gain of $923,276.

- On September 1, 2024, the Operating Partnership issued 761,971 Class I OP units in exchange for a controlling interest of 100% in the WAG Portfolio Property.

- On July 22, 2024, the Company, through the Operating Partnership, acquired the remaining interest in the Keller Property for $1,430,000. Additionally, on July 24, 2024 the Keller Property was transferred into the Keller DST as part of a larger restructuring. To refinance the existing loan, the Keller DST entered into a new loan agreement with Insurance Strategy Funding Corp. LLC for $33,500,000 with the proceeds used to pay off the original loan on the Keller Property.

- On October 25, 2024, the Company disposed of its investments in the PA Property and IL Property for approximately $21.3 million, resulting in a loss of $3,385,131.

- On October 29, 2024, the Company reduced its Citizens Facility balance by $31 million.

- On December 2, 2024, the Operating Partnership issued 810,454 Class I OP units, 562,333 Class T OP units, and $2.1 million in cash in exchange for 75% of the outstanding equity interests in the Summerfield DST.

Portfolio Information

As of December 31, 2024, the Company owned interests in 34 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term[1]	Acquisition Date	Purchase Price[3]
Walgreens Grand Rapids ("GR Property")	100%	Grand Rapids, MI	1	14,552	12.6 years[2]	July 2017	$ 7,936,508
CF Net Lease Portfolio IV DST ("Net Lease DST Properties")	0%	Various	7	103,537	11.9 years	September 2017	$ 35,706,642
Daimler Trucks North America Office Building ("FM Property")	100%	Fort Mill, SC	1	150,164	4.0 years	February 2018	$ 40,000,000
Alliance Data Systems Office Building ("CO Property")	100%	Columbus, OH	1	241,493	7.7 years	July 2018	$ 46,950,000
Hoya Optical Labs of America ("Lewisville Property")	100%	Lewisville, TX	1	89,473	3.5 years	November 2018	$ 14,120,000
Williams Sonoma Office Building ("SF Property")	75%	San Francisco, CA	1	13,907	0.0 years[5]	September 2019	$ 11,600,000
Martin Brower Industrial Buildings ("Buchanan Property")	100%	Phoenix, AZ	1	93,302	7.2 years	November 2019	$ 17,300,000
Multifamily Residential Property ("Keller Property")	5%	Carrolton, TX	1	255,627	multiple[4]	February 2021	$ 56,500,000
Multifamily Residential Property ("Summerfield Property")	100%	Landover, MD	1	452,876	multiple[4]	March 2021	$ 115,500,000
Amazon Last Mile Cleveland ("Madison Ave Property")	100%	Cleveland, OH	1	168,750	6.2 years	May 2021	$ 30,800,000
Valencia California ("Valencia Property")	10%	Santa Clarita, CA	1	180,415	11.0 years	July 2021	$ 92,000,000
De Anza Plaza Office Buildings ("De Anza Property")	100%	Cupertino, CA	1	83,959	6.6 years	July 2021	$ 63,750,000
Multifamily Residential Property ("Kacey Property")	10%	Kingwood, TX	1	296,991	multiple[4]	November 2021	$ 67,000,000
Multifamily Residential Property ("Industry Property")	10%	Columbus, OH	1	187,678	multiple[4]	December 2021	$ 81,000,000
Mars Petcare Dry/Cold Storage Facility ("Fisher Road Property")	100%	Columbus, OH	1	465,256	2.4 years	March 2022	$ 58,000,000
Multifamily Residential Property ("Longmire Property")	96.46%	Conroe, TX	1	231,720	multiple[4]	April 2022	$ 43,400,000
Office Tower ("ON3 Property")	10%	Nutley, NJ	1	332,818	14.0 years	April 2022	$ 131,667,000
Multifamily Residential Property ("West End Property")	10%	Lenexa, KS	1	299,813	multiple[4]	August 2022	$ 69,375,000
Multifamily Residential Property ("Palms Property")	10%	Houston, TX	1	222,672	multiple[4]	August 2022	$ 48,000,000
Land ("Mount Comfort Land")	100%	Greenfield, IN	0	1 - acre	11.3 years	October 2022	$ 445,000
Multifamily Residential Property ("Pearland Property")	5%	Pearland, TX	1	219,624	multiple[4]	June 2023	$ 40,500,000
CF WAG Portfolio DST ("WAG Portfolio Properties")	100%	Various	8	118,339	11.9 years	September 2024	$ 42,000,000

(1) Reflects number of years remaining until the tenant's first termination option.

(2) On March 9, 2021, the tenant (Walgreens) of the Net Lease DST waived the lease termination option and extended the first-term maturity by five years to November 30, 2036. On March 14, 2022 the tenant (Walgreens) of the GR Property SPE waived the lease termination option and extended the non-cancelable term of the lease by five years to July 31, 2037.

(3) Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.

(4) Indicates individual tenant leases (with 1-year average lease term) for the multifamily residential properties.

(5) The lease with William Sonoma expired on December 31, 2021. As of March 31, 2025, the SF Property is vacant.

As of December 31, 2024, lease expirations related to the Company's net lease portfolio of real estate assets, (excluding the SF Property), based on each asset's fair value used in determining the Company's NAV, were as follows:

- 2024 – 0.0%
- 2025 – 0.0%
- 2026 – 0.0%
- 2027 – 16.6%
- 2028 – 15.3%
- 2029 – 0.0%
- 2030 – 0.0%
- 2031 – 26.7%
- 2032 – 20.4%
- 2033 – 0.0%
- After 2034 – 21.0%

As of December 31, 2024, the industry concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Multifamily – 37.0%
- Single Tenant Office – 28.5%
- Single Tenant Industrial – 23.6%
- Single Tenant Life Sciences – 1.6%
- Single Tenant Necessity Retail – 9.3%

As of December 31, 2024, the geographic concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Ohio – 25.5%
- Maryland – 22.0%
- Texas – 15.8%
- California – 13.5%
- South Carolina – 6.2%
- Wisconsin – 6.0%
- Arizona – 5.2%
- Other – 5.8%

As of December 31, 2024, the investment type concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Common Equity – 100%

As of December 31, 2024, the maturity concentration of debt secured by the Company's portfolio of real estate assets (including the Company's credit facility, which makes up all debt maturing in 2024 – 2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

- 2024 – 0.0%
- 2025 – 22.6%
- 2026 – 10.3%

- 2027 – 1.0%
- 2028 – 8.1%
- 2029 – 0.0%
- 2030 – 3.4%
- 2031 – 34.2%
- 2032 – 20.1%
- 2033 – 0.4%
- After 2034 – 0.0%

As of December 31, 2024, the weighted average lease term remaining of the Company's portfolio of real estate assets (excluding multifamily investments), based on each asset's fair value used in determining the Company's NAV, was 6.8 years.

As of December 31, 2024, the weighted average occupancy of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was 95.7%. For the Company's industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For the Company's multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

Recently Disposed Investments

During the year ended December 31, 2024, the Company sold the preferred equity investment described below:

Portfolio	Original Investment Amount	Preferred Return	Number of Properties	Square Feet	Lease Expiration Date	Acquisition Date	Tenant Renewal Options	Disposition Date	Disposition Price
Denver, PA— Pref Equity Investment	$ 11,805,000	Ranging from 7.75% in 2019 to 8.74% in 2028	1	1,539,407	January 31, 2039	January 2019	9 extension options for 5 years each	October 2024	$10,232,782

During the year ended December 31, 2024, the Company sold the mezzanine loan investment described below:

Portfolio	Original Loan Amount	Annual Interest Rate Prior to Anticipated Repayment	Number of Properties	Square Feet	Acquisition Date	Initial Maturity Date	Amortization	Disposition Date	Disposition Price
Melrose Park, IL— Mezz B Loan	$ 12,595,000	Ranging from 7.75% in 2019 to 8.74% in 2028	1	1,561,613	January 2019	January 6, 2034[1]	Interest only	October 2024	$10,782,087

(1) Anticipated repayment date is January 6, 2029.

Related Party Transactions

The Company has entered into agreements with the Advisor, the Dealer Manager and CFI and its affiliates, whereby the Company pays certain fees and reimbursements to these entities during the various phases of the Company's organization and operation. During the organization and offering stage, these include payments to the Dealer Manager for selling commissions, the dealer manager fee, distribution fees, and payments to the Advisor for reimbursement of organization and offering costs. During the acquisition and operational stages, these include payments for certain services related to the management and performance of the Company's investments and operations provided to the Company by the Advisor and its affiliates pursuant to various agreements the Company has entered into with these entities. In addition, CFI has provided Sponsor Support in connection with the Initial Offering, which is subject to reimbursement under certain circumstances. See Note 10 — Related Party Transactions in the Notes to the consolidated financial statements contained elsewhere in this Annual Report on Form 10-K for additional information concerning the Company's related party transactions and agreements.

Results of Operations

Rental Revenues

For the years ended December 31, 2024 and December 31, 2023, the Company earned rental revenues of $73,128,546 and $70,847,944, respectively.

The Company's rental revenues consist primarily of rental income from triple net leased commercial properties and multifamily properties. The increase in rental revenues of $2,280,602 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the acquisition of rental income-producing property, the WAG Portfolio Property, and an increase in rent from existing rental income-producing properties.

Preferred Return Income

For the years ended December 31, 2024 and December 31, 2023, the Company earned preferred return income of $811,069 and $980,258, respectively.

The Company's preferred return income consists of preferred return accrued on the Company's investment in the Pennsylvania SPE. The decrease in preferred return income of $169,189 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the disposition of the Pennsylvania SPE.

Income from mezzanine loan investment

For the years ended December 31, 2024 and December 31, 2023, the Company earned income from mezzanine loan investment of $865,154 and $1,045,665, respectively.

The Company's income from mezzanine loan investment consists of interest income accrued on the Company's investment in the Illinois SPE. The decrease in income from mezzanine loan investment of $180,511 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the disposition of the Illinois SPE.

Other property operating revenues

For the years ended December 31, 2024 and December 31, 2023, the Company earned other property operating revenues of $20,732,821 and $17,756,568, respectively.

Other property operating revenues consists of amounts received by the Company from the tenants of its properties for utilities and other amenities and for reimbursable expenses paid by the Company on behalf of the tenants in accordance with the provisions of the respective property leases. The increase in other property operating revenues of $2,976,253 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the increase in revenues from income producing properties.

General and Administrative Expenses

For the years ended December 31, 2024 and December 31, 2023, the Company incurred general and administrative expenses of $307,206 and $5,149,295, respectively.

The general and administrative expenses consist primarily of operating expense reimbursements to the Advisor, accounting fees and other professional fees. Pursuant to the terms of the Amended Advisory Agreement, the Company is obligated to reimburse the Advisor for certain operating expenses. Beginning October 1, 2018, the Company was subject to the limitation that it generally may not reimburse the Advisor for any amounts by which the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in the Amended Advisory Agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period (the "2%/25% Guidelines").

The decrease in general and administrative expenses of $4,842,089 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was mainly due to the Company reimbursing the Advisor for less operating expenses incurred pursuant to the 2%/25% Guidelines. As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $18,253,132 in Unreimbursed Operating Expenses, including a total of $3,593,924 during the year ended December 31, 2024 for which the Advisor has not invoiced the Company for reimbursement.

Depreciation and Amortization

For the years ended December 31, 2024 and December 31, 2023, the Company incurred depreciation and amortization of $34,456,767 and $34,950,212, respectively.

The decrease in depreciation and amortization expenses of $493,445 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the end of the useful life of the in place lease intangible asset associated with the West End Property.

Management Fees

For the years ended December 31, 2024 and December 31, 2023, the Company incurred management fees of $6,083,506 and $7,100,896, respectively.

Pursuant to the terms of the Amended Advisory Agreement, the Company is required to pay the Advisor a monthly asset management fee, and may pay a monthly property management fee to the Advisor or an affiliate of the Advisor, if the Advisor or such affiliate serves as a property manager with respect to a particular property. Additionally, the Company may be required to reimburse certain expenses incurred by the Advisor in providing such asset management services, subject to limitations set forth in the Amended Advisory Agreement.

Asset management fees payable to the Advisor consist of monthly fees equal to one twelfth of 1.20% of the Company's most recently disclosed NAV.

The decrease in management fees of $1,017,390 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to a decrease in net fundraising in combination with a decrease in net valuation of the Company's investment portfolio.

Property Operating Expenses

For the years ended December 31, 2024 and December 31, 2023, the Company incurred property operating expenses of $37,964,357 and $33,815,078, respectively.

The property operating expenses consist of reimbursable expenses paid by the Company on behalf of its tenants in accordance with the provisions of the respective property leases and operating expenses incurred in maintaining and operating the multifamily properties. The increase in property operating expenses of $4,149,279 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the acquisition of the WAG Portfolio Property and the increase of property operating expenses during such periods.

Income from Investments in Real Estate-Related Assets

Income from investments in real estate-related assets is earned on the Company's investment in the Station DST. For the years ended December 31, 2024 and December 31, 2023, the Company earned income from investments in real estate-related assets of $136,667 and $149,976, respectively.

The decrease in income from investments in real estate-related assets of $13,309 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the Company's share of income earned at Station DST.

Interest Income

For the years ended December 31, 2024 and December 31, 2023, the Company earned interest income of $1,080,927 and $1,062,009, respectively.

Interest income is composed of interest earned on interest bearing cash deposit accounts with banking institutions.

The increase in interest income of $18,918 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to an increase in the cash held by the Company in interest bearing deposit accounts.

Net gain from Investment in Debt Securities, at Fair Value

For the years ended December 31, 2024 and December 31, 2023, the Company earned a net gain from investment in debt securities of $1,340,613 and $603,169.

The Company's net gain from investment in debt securities consists of interest income, unrealized loss, and realized gain on the Company's investment in CMBS. The increase in net gain from investment in debt securities of $737,444, during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the sale of the Company's investment in CMBS.

Loss from Sale of Investments in Real Estate-Related Assets

For the year ended December 31, 2024, the Company incurred a loss from sale of investments in real estate-related assets of $3,385,131 which was due to the dispositions of the PA Property and IL Property. There was no such loss incurred for the year ended December 31, 2023.

Loss on Extinguishment of Debt

For the year ended December 31, 2024, the Company incurred a loss on extinguishment of debt of $619,284. For the year end December 31, 2023, the Company did not incur any loss on extinguishment of debt.

The Company's loss on extinguishment of debt was due to the refinancing of the Keller Property and the GR Property. The loss on extinguishment of debt consists of unamortized debt issuance costs, prepayment fees, and miscellaneous fees paid to the original lender.

Other Income

For the year ended December 31, 2024, the Company earned other income of $226,516. For the year ended December 31, 2023, the Company did not earn any other income.

The Company's increase in other income was primarily due to the restructuring of the Keller Property and the acquisition of the WAG Portfolio Property.

Interest Expense

For the year ended December 31, 2024 and December 31, 2023, the Company incurred interest expense of $27,253,061 and $22,778,647, respectively.

Interest expense is composed of interest paid and accrued on the Company's outstanding loans payable, and also includes amortization of deferred financing costs and gains from the interest rate cap.

The increase in interest expense of $4,474,414 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the increased debt associated with the acquisition of the WAG Portfolio Property as well as an increase of advances on the Credit Facility and increase in SOFR rate, netted against the gains from the interest rate cap.

Funds from Operations and Modified Funds from Operations

The Company defines MFFO in accordance with the definition established by the Institute for Portfolio Alternatives, or IPA. The Company's computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO is calculated using FFO. The Company computes FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with accounting principles generally accepted in the United States, or U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment charges on depreciable property owned directly or indirectly and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's cash flow generated by operations. The Company's computation of FFO may not be comparable to other REITs that do not calculate FFO in accordance with the current NAREIT definition. MFFO excludes from FFO the following items, as applicable:

- acquisition fees and expenses;

- straight-line rent and amortization of above or below intangible lease assets and liabilities;

- amortization of discounts, premiums and fees on debt investments;

- non-recurring impairment of real estate-related investments;

- realized gains (losses) from the early extinguishment of debt;

- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of the Company's business;

- unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

- adjustments related to contingent purchase price obligations; and

- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

FFO and MFFO should not be considered as an alternative to net income (determined in accordance with U.S. GAAP) as an indication of performance. In addition, FFO and MFFO do not represent cash generated from operating activities determined in accordance with U.S. GAAP and are not a measure of liquidity. FFO and MFFO should be considered in conjunction with reported net income and cash flows from operations computed in accordance with U.S. GAAP, as presented in the financial statements.

The following table presents a reconciliation of FFO to net income (loss):

	Year Ended December 31, 2024
Net income (loss)	$ (11,746,999)
Net income (loss) attributable to non-controlling interest	$ 2,615,346
Net income (loss) attributable to common stockholders	$ (9,131,653)
Adjustments:	
Real estate depreciation and amortization	$ 34,456,767
Loss from sale of investments in real estate-related assets	$ 3,385,131
Proportionate share of adjustments from non-controlling interests	(18,882,000)
Funds from Operations	$ 9,828,245

The following table presents a reconciliation of FFO to MFFO:

	Year Ended December 31, 2024
Funds from Operations	$ 9,828,245
Adjustments:	
Amortization of above-market lease intangibles	202,130
Amortization of below-market lease intangibles	(1,956,010)
Straight-line rent	(1,876,187)
Fair value adjustments on derivatives not deemed hedges	568,150
Fair value adjustments on investment in debt securities	454,123
Loss on extinguishment of debt	599,513
Proportionate share of adjustments from non-controlling interests	590,140
Modified Funds from Operations	$ 8,410,103

Net Asset Value

On January 17, 2025, the Company's board of directors approved an estimated NAV as of December 31, 2024 of $20.70 for Class AX, Class IX, Class I shares, and Class D shares, $20.69 for Class TX, Class T and Class S shares, $20.70 for Class I OP units, and $20.69 for Class T OP units. The calculation of the Company's estimated NAV was performed by Robert A. Stanger & Co., Inc. ("Stanger"), its independent valuation firm, in accordance with the procedures described in the "Net Asset Value Calculation and Valuation Procedures" section of the Company's prospectus and under the oversight of the Company's board of directors. Although the independent valuation firm performs the calculation of the Company's estimated NAV, the Company's board of directors is solely responsible for the determination of the Company's estimated NAV.

Estimated NAV

The determination of NAV involves a number of assumptions and judgments, including estimates of the Advisor's interest in disposition proceeds (if any). These assumptions and judgments may prove to be inaccurate. There can be no assurance that a stockholder would realize the mostly recently determined NAV per share if the Company were to liquidate or engage in another type of liquidity event today. In particular, the Company's December 31, 2024 NAV is based on appraisals of the fair market value of certain of the Company's real estate property investments which precede December 31, 2024 and, while the Company believes no material change has occurred in the value of these real estate property investments between the appraised value dates and December 31, 2024, Stanger has assumed no material change in property value has occurred since the appraisal date for those Appraised Properties with an appraised value date that preceded December 31, 2024. Furthermore, the Company's December 31, 2024 NAV does not consider fees or expenses that may be incurred in providing a liquidity event, including reimbursement of amounts to the Advisor for O&O Costs and any operating expenses that have not been invoiced by the Advisor in accordance with the terms of the Amended Advisory Agreement. The Company believes the methodology of determining the Company's NAV conforms to the Institute for Portfolio Alternative's Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the "Net Asset Value Calculation and Valuation Procedures" section of the Company's prospectus. In addition, the Company's board of directors periodically reviews the Company's NAV policies and procedures.

The NAV for each class of shares is based on the value of the Company's assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

The following table provides a breakdown of the major components of the Company's NAV pursuant to the Company's valuation guidelines:

Components of NAV	December 31, 2024
Investment in real estate	$ 1,040,005,000
Investments in real estate-related assets	9,816,141
Cash and cash equivalents and restricted cash	44,665,423
Other assets	10,895,573
Debt obligations (at Fair Market Value)	(496,227,999)
Due to related parties[1]	(12,840,875)
Accounts payable and other liabilities	(20,094,817)
Accrued performance participation allocation	—
Distribution fee payable the following month[2]	(23,689)
Non-controlling interests in subsidiaries	(270,889,073)
Sponsor Support repayment / special unit holder interest in liquidation	—
Net Asset Value	$ 305,305,684
Number of outstanding shares and OP units[3]	14,747,510

Note: (1) Excluding the full distribution fee liability of $23,586. Distribution fee only relates to Class TX, Class T, Class D and Class S shares of common stock.

(2) The distribution fee that is payable as of December 31, 2024 related to Class TX, Class T, Class D and Class S shares is shown in the table below.

(3) Includes Class AX, Class TX, Class IX, Class T, Class I, Class S shares of common stock, and Class I OP and Class T OP units issued in connection with the exercise of fair market value option of the WAG Portfolio Property and Summerfield Property.

Due to rounding, numbers presented throughout this section may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

NAV Per Share	Class AX, IX & I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$ 794,485,780	$ 454,744	$107,733,067	$ 42,168,192	$ 532,098	$117,859,253	$ 42,149,003	$1,105,382,137
Distribution fees due and payable	—	(103)	(15,085)	(2,496)	(103)	—	(5,902)	(23,689)
Debt obligations (at Fair Market Value)	(356,660,448)	(204,144)	(48,363,514)	(18,930,139)	(238,869)	(52,909,360)	(18,921,525)	(496,227,999)
Due to related parties	(9,229,289)	(5,283)	(1,251,501)	(489,855)	(6,181)	(1,369,134)	(489,632)	(12,840,875)
Accounts payable and other liabilities	(14,443,011)	(8,267)	(1,958,487)	(766,578)	(9,673)	(2,142,571)	(766,230)	(20,094,817)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(194,699,651)	(111,441)	(26,401,468)	(10,333,895)	(130,398)	(28,883,028)	(10,329,192)	(270,889,073)
Quarterly NAV	219,453,381	125,506	29,743,012	11,645,229	146,874	32,555,160	11,636,522	305,305,684
Number of outstanding shares/units	10,599,671	6,067	1,437,326	562,589	7,099	1,572,425	562,333	14,747,510
NAV per share/unit	$ 20.70	$ 20.69	$ 20.69	$ 20.70	$ 20.69	$ 20.70	$ 20.69	

The following table reconciles stockholders' equity per the Company's consolidated balance sheet to the Company's NAV:

Reconciliation of Stockholders' Equity to NAV	December 31, 2024
Stockholders' equity under U.S. GAAP	$ 509,793,899
Adjustments:	
Unrealized depreciation of real estate	(84,908,939)
Unrealized appreciation of real estate-related assets	4,201,747
Acquisition costs	(8,910,913)
Deferred financing costs, net	(5,001,576)
Accrued distribution fee[1]	(103)
Accumulated depreciation and amortization	124,332,071
Fair value adjustment of debt obligations	58,554,305
Deferred rent receivable	(13,393,162)
Derivative assets, at fair value	(8,472,572)
Non-controlling interests in subsidiaries	(270,889,073)
NAV	$ 305,305,684

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class D and Class S shares of common stock.

The following details the adjustments to reconcile U.S. GAAP stockholders' equity to the Company's NAV:

Unrealized depreciation of real estate

The Company's investments in real estate are presented at historical cost, including acquisition costs, in the Company's U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of the Company's investments in real estate are not included in the Company's U.S. GAAP results. For purposes of determining the Company's NAV, the Company's investments in real estate are presented at fair value.

Unrealized appreciation of real estate-related assets

The Company's investments in real estate-related assets are presented at historical cost, including acquisition costs, in the Company's U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of the Company's investments in real estate-related assets are not included in the Company's U.S. GAAP results. For purposes of determining the Company's NAV, the Company's investments in real estate-related assets are presented at fair value.

Acquisition costs

The Company capitalizes acquisition costs incurred with the acquisition of its investments in real estate in accordance with U.S. GAAP. Such acquisition costs are not included in the value of real estate investments for purposes of determining NAV.

Deferred financing costs, net

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan in accordance with U.S. GAAP. Such deferred financing costs are not included in the value of debt for purposes of determining NAV.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class TX, Class T, Class D and Class S shares. Under U.S. GAAP, the Company accrues the full cost of the distribution fee as an offering cost at the time it sells the Class TX, Class T, Class D and Class S shares. For purposes of NAV, the Company recognizes the distribution fees as a reduction of NAV on a monthly basis as such fees are due.

Accumulated depreciation and amortization

The Company depreciates its investments in real estate and amortizes certain other assets and liabilities in accordance with U.S. GAAP. Such depreciation and amortization are not considered for purposes of determining NAV.

Fair value adjustment of debt obligations

The Company's debt obligations are presented at historical cost in the Company's U.S. GAAP consolidated financial statements. As such, any increases in the fair value of the Company's debt obligations are not included in the Company's U.S. GAAP results. For purposes of determining the Company's NAV, the Company's debt obligations are presented at fair value.

Deferred rent receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the term of the lease on certain of the Company's properties. Such deferred rent receivable is not considered for purposes of determining NAV.

Derivative assets, at fair value

Derivative assets, at fair value represents a cash flow hedge which the Company uses to hedge interest rate risk related to the Valencia Loan. Such Derivative assets, at fair value are not considered for purposes of determining NAV.

Non-controlling interests in subsidiaries

Non-controlling interests in subsidiaries represents the equity ownership in a consolidated subsidiary which is not attributable to the Company. The interests are presented at fair value for purposes of determining the Company's NAV.

The valuations of the Company's real properties as of December 31, 2024 were provided by Stanger or third-party appraisal firms in accordance with the Company's procedures. Certain key assumptions that were used by Stanger or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

| | **December 31, 2024** | | | | |
	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted Average Basis
Exit Capitalization Rate	6.5%	6.1%	5.7%	6.0%	6.2%
Residual Discount Rate	7.6%	7.0%	7.0%	6.8%	7.3%
Average Holding Period (Yrs)	8.6	8.2	10.0	12.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of the Company's real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of the Company's real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.8%	-2.5%	-2.1%	-2.6%
	0.25% Decrease	2.7%	3.1%	2.8%	2.3%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-2.0%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	2.1%	1.7%

Liquidity and Capital Resources

The Company is dependent upon the net proceeds from its public offerings to conduct its principal operations. The Company will obtain the capital required to purchase real estate and real estate-related investments and conduct its operations from the proceeds of the Offerings, any future offerings, from secured or unsecured financings from banks and other lenders and from any undistributed funds from its operations.

If the Company is unable to raise substantial funds in its public offerings, it will make fewer investments resulting in less diversification in terms of the type, number and size of investments it makes and the value of an investment in the Company will fluctuate with the performance of the limited assets it acquires. Further, the Company will have certain fixed operating expenses, including certain expenses as a public company and a REIT, regardless of whether it is able to raise substantial funds in the offerings. The Company's inability to raise substantial funds would increase its fixed operating expenses as a percentage of gross income, reducing its net income and limiting its ability to make distributions. As of December 31, 2024, the Company has raised gross proceeds of $483,839,501 in the Offerings.

The Company uses debt financing as a source of capital. The Company's charter limits the Company from incurring debt if the Company's borrowings exceed 300% of the cost of the Company's net assets, which is estimated to approximate 75% of the cost of its tangible assets (before deducting depreciation or other non-cash reserves), though the Company may exceed this limit under certain circumstances. Once the Company has fully deployed the proceeds of the Offerings, the Company expects its debt financing and other liabilities may likely be approximately 60% of the cost of its tangible assets (before adjusting for depreciation or other non-cash reserves), although it may exceed this level during the offering stage.

As of December 31, 2024, the Company's debt to tangible assets ratio was 52.9%. See Note 8 — Loans Payable of the Company's outstanding debt arrangement as of December 31, 2024.

In addition to making investments in accordance with its investment objectives, the Company uses its capital resources to make certain payments to the Advisor and Dealer Manager. In conjunction with the Offerings, payments are made to the Dealer Manager for selling commissions, dealer manager fees, and distribution fee payments. With regards to the total organization and offering costs, including selling commissions, dealer manager fees, distribution fees and reimbursement of other organization and offering costs, will not exceed 15% of the gross proceeds of each Offering, including proceeds from sales of shares under the Company's distribution reinvestment plan. Additionally, the Company expects to make payments to the Advisor in connection with the management of its assets and costs incurred by the Advisor in providing services to the Company.

The Company anticipates that over time adequate cash will be generated from operations to fund its operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, the Company's ability to finance its operations is subject to some uncertainties. The Company's ability to generate working capital is dependent on its ability to attract and retain tenants, investments that generate cash flow, and the economic and business environments of the various markets in which the Company's properties will be located. The Company's ability to sell its assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates.

Cash Flows

The following table provides a breakdown of the net change in the Company's cash and cash equivalents and restricted cash:

	Year Ended December 31, 2024
Cash flows from operating activities	$ 30,277,915
Cash flows from investing activities	24,665,322
Cash flows from financing activities	(50,170,534)
Increase in cash and cash equivalents and restricted cash	$ 4,772,703

Operating Activities

During the year ended December 31, 2024, net cash provided by operating activities was $30,277,915, compared to $20,862,219 for the year ended December 31, 2023. The change was primarily due to a decrease in reimbursement of expenses due to related parties (see "—Results of Operations").

Investing Activities

Cash provided by investing activities was $24,665,322 for the year ended December 31, 2024, compared to $11,272,177 net cash used in investing activities for the year ended December 31, 2023. The change was primarily due to an increase of $10,399,997 in proceeds from sale of investment in debt securities, and an increase of $21,014,869 in proceeds from sale of investments in real estate-related assets, an increase of $2,759,584 in capital improvements to real estate, offset by a decrease of $8,765,076 in purchase of investment in debt securities.

Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $50,170,534, compared to $8,230,743 for the year ended December 31, 2023. The change was primarily due to a net decrease in borrowing and paydowns under credit facility of $47,844,824, a decrease in proceeds from common stock issued of $32,483,072, a decrease in distributions of $6,293,044, an increase in payments from redemptions of common stock of $192,973, a decrease in non-controlling interest distributions of $507,476, an increase of $35,400,911 in the DST Offering proceeds received for the DST interests sold, offset by an increase of $1,066,446 in deferred financing costs.

Distributions

The Company's board of directors has authorized, and the Company has declared, distributions for the period September 1, 2020 through April 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock and OP unit, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such shares as further described in the applicable prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to the Company's stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, the Company's financial condition, capital expenditure requirements, requirements of Maryland law and annual distribution requirements needed to qualify and maintain its status as a REIT. The Company's board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore distribution payments are not assured.

The following table summarizes the Company's distributions declared during the years ended December 31, 2024 and December 31, 2023:

| | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
	Amount	Percent	Amount	Percent
Distributions				
Paid in cash	$ 13,861,670	66%	$ 15,292,149	66%
Payable	1,645,729	8%	1,922,448	8%
Reinvested in shares	5,575,253	26%	6,197,874	26%
Total distributions	**$ 21,082,652**	**100%**	**$ 23,412,471**	**100%**
Sources of Distributions:				
Operating cash flows	$ 21,082,652	100%	$ 20,862,219	89%
Indebtedness	—	0%	—	0%
Offering proceeds	—	0%	2,550,252	11%
Total sources of distributions	**$ 21,082,652**	**100%**	**$ 23,412,471**	**100%**

During the year ended December 31, 2024, the Company declared $21,082,652 of distributions to its shareholders (including those reinvested in shares pursuant to the DRP), compared to the Company's total aggregate MFFO of $8,410,103 and the Company's total aggregate net loss of $9,131,653 for that period.

During the year ended December 31, 2023, the Company declared $23,412,471 of distributions to its shareholders (including those reinvested in shares pursuant to the DRP), compared to the Company's total aggregate MFFO of $5,902,463 and the Company's total aggregate net loss of $6,889,873 for that period.

During the year ended December 31, 2024, the Company generated $30,277,915 of cash flows from operations compared to the Company's declared distributions to its shareholders (including those reinvested in shares pursuant to the DRP) of $21,082,652 for that period.

During the year ended December 31, 2023, the Company generated $20,862,219 of cash flows from operations compared to the Company's declared distributions to its shareholders (including those reinvested in shares pursuant to the DRP) of $23,412,471 for that period.

Election as a REIT

The Company has elected and qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. The Company intends to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. In order to qualify and continue to qualify for taxation as a REIT, the Company generally must distribute annually at least 90% of the Company's REIT taxable income. REITs are subject to a number of other organizational and operational requirements, including asset, income, share ownership, minimum distribution and other requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, as well as federal income and excise taxes on its undistributed income.

Critical Accounting Estimates

Below is a discussion of the accounting policies that management believes are critical to the Company's principal operations. The Company considers these policies critical because they involve significant judgments and assumptions, and they require estimates about matters that are inherently uncertain and they are important for understanding and evaluating the Company's reported financial results. The accounting policies have been established to conform with U.S. GAAP. The preparation of the financial statements in accordance with U.S. GAAP requires management to use judgments in the application of such policies. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in the Company's financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of the Company's results of operations to those of companies in similar businesses.

Reimbursement of Organization and Offering Costs

The Advisor has agreed to pay, on behalf of the Company, all O&O Costs through the first anniversary of the date on which the Company satisfied the Minimum Offering Requirement, which was May 18, 2018 ("Escrow Break Anniversary"). The Company was not required to reimburse the Advisor for payment of the O&O Costs prior to the Escrow Break Anniversary. After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap. Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for payment of the O&O Costs on a monthly basis, which will continue through the period ended May 18, 2021; provided, however, that the Company will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for O&O Costs (less selling commissions, dealer manager fees and distribution fees) paid to the Advisor to exceed the 1% Cap as of such payment date. Any amounts not reimbursed in any period are included in determining any reimbursement for a subsequent period. As of December 31, 2024, the Advisor has continued to pay all O&O Costs on behalf of the Company.

Variable Interest Entities

A Variable Interest Entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. For an entity in which the Company has acquired an interest, the entity will be considered a VIE if both of the following characteristics are not met: 1) the equity investors in the entity have the characteristics of a controlling financial interest, and 2) the equity investors' total investment at risk is sufficient to finance the entity's activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, the Company would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity.

The Company evaluates all of its investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity. As of December 31, 2024, the Company concluded that it had investments in VIEs, and because the Company was deemed the primary beneficiary it consolidated such entities, as described in "Note 11—Variable Interest Entities" in its accompanying consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is generally consolidated. The Company does not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party. The Company performs on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation guidance, and vice versa.

Current Expected Credit Losses ("CECL")

The Company presents its financial assets that are measured at amortized cost net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology, which became effective for the Company on January 1, 2023, represents a significant change from prior U.S. GAAP and replaced the prior multiple impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset in scope, the methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than under prior U.S. GAAP. The CECL methodology's impact on expected credit losses, among other things, reflects the Company's view of the current state of the economy, forecasted macroeconomic conditions and the Company's portfolios.

Accounting for Investments

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. The Company follows the purchase method for an acquisition of operating real estate, where the purchase price is allocated to tangible assets such as land, building, tenant and land improvements and other identified intangibles. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Ordinary repairs and maintenance are expensed as incurred. Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets.

Debt Investments

Debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. Debt investments that are deemed to be credit impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate. Debt investments where the Company does not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value, unless the Company has elected to apply the fair value option at origination or purchase.

Revenue Recognition

Operating Real Estate

Rental and other income from operating real estate is derived from leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases.

Debt Investments

Interest income is recognized on an accrual basis along with any changes in the fair value. The changes in fair value are reflected as an adjustment to net gain from investment in debt securities in earnings.

Income Taxes

The Company has elected and qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally will not be subject to U.S. federal income tax with respect to the Company's income that is distributed annually to stockholders. The Company intends to operate in a manner that allows it to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The Company will monitor the business and transactions that may potentially impact the Company's REIT status. If the Company were to fail to meet these requirements, it could be subject to U.S. federal income tax on the Company's taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company would also be disqualified for the four taxable years following the year during which qualification was lost unless the Company was entitled to relief under specific statutory provisions.

The Company provides for uncertain tax positions based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from the Company's estimates under different assumptions or conditions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in "Provision for income taxes" in the consolidated statement of operations.

See Note 2 – Summary of Significant Accounting Policies in the accompanying consolidated financial statements included in Part II, Item 8 "Financial Statements and Supplementary Data" for further information on other accounting policies.

Recent Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies in the accompanying consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data."

Inflation

Some of the Company's leases with tenants may contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the term of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). The Company may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. However, the Company's net leases will generally require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce the Company's exposure to increases in costs and operating expenses resulting from inflation.

Contractual Obligations

The following table presents the future principal payment due under the Company's GR Loan, FM Loan, CO Loan, DST Loan, Buchanan Loan, Keller Loan, Summerfield Loan, Valencia Loan, Kacey Loan, Industry Loan, ON3 Loan, West End Loan, Palms Loan, Pearland Loan, WAG Portfolio Loan, and Credit Facility agreements as of December 31, 2024, which represents the Company's aggregate contractual obligations and commitments with payments due subsequent to December 31, 2024.

Year	Amount
2025	61,155,176
2026	49,130,878
2027	—
2028	47,550,000
2029	9,600,000
Thereafter	387,346,250
Total	**$ 554,782,304**

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. The Company's interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to manage overall borrowing costs. To achieve these objectives, from time to time, the Company may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate interest rate risk with respect to various debt instruments. The Company would not hold or issue these derivative contracts for trading or speculative purposes. As of December 31, 2024, there are no such hedging contracts outstanding. The Company does not have any foreign operations and thus is not exposed to foreign currency fluctuations.

Interest Rate Risk

As of December 31, 2024, the Company had $438 million fixed rate debt and $116 million of floating rate debt. The Company uses derivative financial instruments to limit the exposure to interest rate changes associated with its borrowings. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations. (For further detail refer to Note 8 – Loans Payable).

Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction the Company's cash flows or material losses to the Company.

As of December 31, 2024, lease expirations related to the Company's net lease portfolio of real estate assets (excluding the SF Property), based on each asset's fair value used in determining the Company's NAV, were as follows:

- 2024 – 0.0%

- 2025 – 0.0%

- 2026 – 0.0%

- 2027 – 16.6%

- 2028 – 15.3%

- 2029 – 0.0%

- 2030 – 0.0%

- 2031 – 26.7%

- 2032 – 20.4%

- 2033 – 0.0%

- After 2034 – 21.0%

As of December 31, 2024, the industry concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Multifamily – 37.0%

- Single Tenant Office – 28.5%

- Single Tenant Industrial – 23.6%

- Single Tenant Life Sciences – 1.6%

- Single Tenant Necessity Retail – 9.3%

As of December 31, 2024, the geographic concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Ohio – 25.5%

- Maryland – 22.0%

- Texas – 15.8%

- California – 13.5%

- South Carolina – 6.2%

- Wisconsin – 6.0%

- Arizona – 5.2%

- Other – 5.8%

As of December 31, 2024, the investment type concentration of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was as follows:

- Common Equity – 100%

As of December 31, 2024, the maturity concentration of debt secured by the Company's portfolio of real estate assets (including the Company's credit facility, which makes up all debt maturing in 2024 – 2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

- 2024 – 0.0%

- 2025 – 22.6%

- 2026 – 10.3%

- 2027 – 1.0%

- 2028 – 8.1%

- 2029 – 0.0%

- 2030 – 3.4%

- 2031 – 34.2%

- 2032 – 20.1%

- 2033 – 0.4%

- After 2034 – 0.0%

As of December 31, 2024, the weighted average lease term remaining of the Company's portfolio of real estate assets (excluding multifamily investments), based on each asset's fair value used in determining the Company's NAV, was 6.8 years.

As of December 31, 2024, the weighted average occupancy of the Company's portfolio of real estate assets, based on each asset's fair value used in determining the Company's NAV, was 95.7%. For the Company's industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For the Company's multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

The factors considered in determining the credit risk of the Company's tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. The credit risk of the Company's portfolio is reduced by the high quality of the Company's existing tenant base, reviews of prospective tenants' risk profiles prior to lease execution and consistent monitoring of the Company's portfolio to identify potential problem tenants.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item and the reports of the independent accountants thereon required by Item 14(a)(2) appear on pages F-2 to F-46. See accompanying Index to the Consolidated Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

An evaluation of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the CEO and CFO, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2024 based on the "Internal Control-Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Company's CEO and CFO, does not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Our directors and executive officers are set forth below.

	Age	Positions
Brandon Lutnick	27	Chairman of the Board of Directors
William Ferri	58	Chief Executive Officer
Paul M. Pion	57	Director, Chief Financial Officer and Treasurer
Christopher A. Milner	57	President
Arthur F. Backal	62	Independent Director
John M. Matteson	59	Independent Director
Dean Palin	55	Independent Director

Brandon Lutnick. Mr. Brandon Lutnick has served as our Chairman since March 2025. Mr. Brandon Lutnick has served as Chairman of our sponsor, and Chief Executive Officer of CF Group Management, Inc., the managing general partner of our sponsor since February 2025. Mr. Brandon Lutnick joined Cantor in April 2022 in equity sales and trading and most recently has worked in the Office of the Chairman, managing strategy and overseeing other special projects relating to Cantor and its affiliates since April 2024. Since April 2024, Mr. Brandon Lutnick has also served as the Chairman and Chief Executive Officer of Cantor's special purpose acquisition companies, commonly referred to as SPACs, including Cantor Equity Partners, Inc. and Cantor Equity Partners I, Inc. Prior to his positions at Cantor, Mr. Brandon Lutnick began his career as a Credit Analyst at Oak Hill Advisors, L.P in June 2021. In May 2021, Mr. Brandon Lutnick graduated from Stanford University with a bachelor's degree in Symbolic Systems.

William Ferri. Mr. Ferri has served as our Chief Executive Officer since March 2025. Mr. Ferri has served as the Global Head of Cantor Fitzgerald Asset Management since January 2022 after a 25+ year career at UBS. Since 2017, Mr. Ferri was Head of Americas for UBS Asset Management, during which time his business achieved record asset growth and profitability. From 2007 until December 2021, Mr. Ferri was Group Managing Director, and the longest tenured leader on the UBS Asset Management Executive Board, a tenure during which the business grew to over $1 trillion in assets under management and attained its highest historical profitability. Mr. Ferri was a key founder of the UBS O'Connor and Hedge Fund Solutions businesses in 2000, which remain leading global hedge fund industry businesses. Mr. Ferri started his career in 1991 practicing corporate law at Seward & Kissel. He holds a Bachelor of Science in Industrial & Labor Relations from Cornell University and a Juris Doctor from the University of North Carolina at Chapel Hill School of Law.

Christopher A. Milner. Mr. Milner has served as our and our advisor's President since May of 2020. Mr. Milner has also served as the Head of Commercial Real Estate Investment Management at Cantor Fitzgerald, L.P. since March 2013 and has served as senior portfolio manager of Resolution Recovery Partners Manager, LLC, an institutional fund managed by an affiliate of our sponsor, since August 2015. In May of 2019 Mr. Milner became a member of the investment committee of the manager for Cantor Silverstein Opportunity Zone Trust, Inc., a fund that is co-sponsored by our sponsor. Additionally, Mr. Milner served as a member of the board of the Institute for Portfolio Alternatives from 2020 to 2022. Previously, Mr. Milner spent 14 years at BlackRock and was a co-founder of its Commercial Real Estate Debt business. Mr. Milner was Global Head of CRE Debt and President of the Carbon Capital series of private real estate debt funds as well as a member of BlackRock's Corporate Leadership Committee, the Real Estate Executive Committee and the Global Real Estate Investment Committee. Prior to joining BlackRock in 1997, Mr. Milner was responsible for origination, underwriting and securitization of all commercial mortgage conduit loan production at PNC and was also a member of the PNC M&A team which acquired BlackRock and Midland Loan Services in 1995 and 1998, respectively. Mr. Milner received an MBA in finance with a concentration in real estate from Indiana University and a Bachelor of Arts degree in economics from DePauw University.

Paul M. Pion. Mr. Pion served as our director, Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of the Advisor from April 2023 as well as from January 2020 to January 2021. From January 2020 to January 2021, Mr. Pion served as a director and as the Chief Financial Officer and Treasurer of Rodin Income Trust, Inc. and as the Chief Financial Officer and Treasurer of Rodin Income Advisors, LLC. He has served as Chief Administrative Officer and Senior Managing Director of Cantor Fitzgerald & Co. since August 2011. Additionally, from January 17, 2012, until January 26, 2021, Mr. Pion served as Chief Executive Officer of Tower Bridge International Services LP, responsible for the back-office functions under a shared-services model for all Cantor UK-based businesses. Prior to joining Cantor, Mr. Pion served for approximately 14 years with the accounting firm Deloitte & Touche, most recently as an Audit and Assurance partner focusing on financial services clients. At Deloitte & Touche, he also led the New York office's China Practice. Mr. Pion holds Series 7 and 27 licenses and is a Certified Public Accountant in the State of New York. He received a B.S. in Accounting from the State University of New York at Albany. We believe that Mr. Pion's extensive experience in the financial services industry supports his appointment to our board of directors.

Independent Directors

Arthur F. Backal. Mr. Backal has been one of our independent directors since February 2017. Mr. Backal founded and has served as the President and Chief Executive Officer of Backal Hospitality Group, LLC, a premier New York-based hospitality and event services company, since December 2007. Mr. Backal also founded and has served as the President of State of the Art Enterprises, Inc., a premier New York-based full-service event planning company, since November 2002. Prior to founding Backal Hospitality Group and State of the Art Enterprises, Mr. Backal focused on the New York hospitality industry, holding various positions with a number of hotels in New York City, including the Plaza, the Pierre, the Helmsley Palace and the St. Regis. Mr. Backal holds a Bachelor of Arts in Hospitality Business from Michigan State University. We believe that Mr. Backal's extensive experience in business management supports his appointment to our board of directors.

John M. Matteson. Mr. Matteson has been one of our independent directors since February 2017. Mr. Matteson is the Founder of The Matteson Companies, or TMC, a Boston-based real estate investment and development company, which he founded in June 2014. At TMC, Mr. Matteson has been responsible, in partnership with GFI Partners, a Boston-based real estate advisor, for acquiring investments, ranging from projects such as net leased warehouse and warehouse development to office and residential development, totaling over $1.2 billion in gross asset value. Prior to forming TMC, Mr. Matteson spent eleven years from September 2004 to June 2014 as the Regional Director of the Archon Group, a Goldman Sachs Company, managing Goldman Sachs' Boston real estate division, where he was responsible for investing over $2 billion of the firm's equity nationally, focusing on Boston, New York City and Chicago. Mr. Matteson is a graduate of the University of Wisconsin – Madison where he received a Bachelor of Science in Economics. We believe that Mr. Matteson's extensive real estate investment experience supports his appointment to our board of directors.

Dean Palin. Mr. Palin has been one of our independent directors and our audit committee financial expert since February 2017. Mr. Palin has served as a Principal of Palin Enterprises, a national real estate organization that oversees a major portfolio of residential, commercial and industrial properties located across the country from New York to California, since 1990. Mr. Palin's work with Palin Enterprises focuses on the development, including new construction and rehabilitation, and management and leasing of residential, commercial and industrial complexes. During the past 10 years, Mr. Palin has expanded Palin Enterprises' residential development portfolio with new developments in Brooklyn, Queens and Long Beach, New York. Palin Enterprises owns and operates over five million square feet of industrial space. In addition, over the past 20 years, Mr. Palin has partnered with, operated and invested in many New York City restaurants. Mr. Palin holds a Bachelor of Science in Business from the Boston University School of Management. We believe that Mr. Palin's extensive experience in real estate and business management supports his appointment to our board of directors.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. A copy of our code of ethics may be obtained, free of charge, by sending a written request to 110 East 59th Street, New York, NY 10022, Attention: Chief Financial Officer.

Audit Committee

Our board of directors has established an audit committee that consists solely of independent directors. Our audit committee is comprised of Arthur F. Backal, John M. Matteson and Dean Palin with Mr. Palin serving as the Chairman of our audit committee and our audit committee financial expert.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not plan to pay any compensation to our officers. The Company did not adopt any insider trading policies and procedures because there is no public market for the Company's securities. There are no interlocks or insider participation as to compensation decisions required to be discussed pursuant to SEC regulations.

Item 11. Executive Compensation

Executive Officer Compensation

Although we have executive officers who manage our operations, we have no direct employees. Our advisor, Cantor Fitzgerald Income Advisors, LLC, and the real estate professionals at our advisor, manage our day-to-day affairs and our portfolio of income-producing commercial properties and other real estate-related assets.

Non-Employee Director Compensation

We compensate each of our independent directors with an annual retainer of $20,000, with the chairman of the audit committee receiving an additional annual retainer of $5,000. In addition, we pay independent directors for attending board and committee meetings $1,000 in cash for each board and committee meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director. Notwithstanding the foregoing arrangement, each of our independent directors receives a minimum of $25,000 annually for service on our board of directors.

The following table sets forth the compensation earned by our directors for the fiscal year ended December 31, 2024:

Name	Fees Earned or Paid in Cash		Total	
Arthur F. Backal	$	28,000	$	28,000
John M. Matteson		28,000		28,000
Dean Palin		33,000		33,000

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Stock Ownership

The following table shows, as of March 31, 2025, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage
Brandon Lutnick	—	—
William Ferri	—	—
Christopher A. Milner	111	*
Paul M. Pion	—	—
Arthur F. Backal	—	—
John M. Matteson	—	—
Dean Palin	—	—
All directors and executive officers as a group	111	*

Note: * Less than 1.0%

Long-Term Incentive Plan Information

The following table summarizes information, as of December 31, 2024, relating to our long-term incentive plan pursuant to which grants of securities may be made from time-to-time.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Long-Term Incentive Plans Approved by Stockholders	—	—	2,000,000
Long-Term Incentive Plans Not Approved by Stockholders	N/A	N/A	N/A
Total	—	—	2,000,000

Securities Authorized for Issuance Under Long-Term Incentive Plan

Our long-term incentive plan authorizes the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend equivalents, limited partnership interests in the operating partnership, or any other right relating to our common stock or cash; provided that our long-term incentive plan prohibits the issuance of stock appreciation rights and dividend equivalent rights unless and until our shares of common stock are listed on a national securities exchange. As required by the NASAA REIT guidelines, the maximum number of shares of our common stock that may be issued upon the exercise or grant of an award under our long-term incentive plan will not exceed in the aggregate, an amount equal to 5% of the outstanding shares of our common stock on the date of grant of any such awards. Any stock options or stock appreciation rights granted under our long-term incentive plan will have an exercise price or base price that is not less than the fair market value of our common stock on the date of grant. The exercise price or base price may not be reduced, directly or indirectly, or indirectly by cancellation and regrant, without the prior approval of our stockholders. As of December 31, 2024, we have not granted any securities under our long-term incentive plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Director Independence

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the management and control of our affairs. The board has retained our advisor to manage our day-to-day operations and our portfolio of income- producing commercial and multifamily properties, as well as other real estate-related assets, subject to the board's supervision. Our directors have a fiduciary duty to supervise our relationship with the advisor.

Our charter and bylaws provide that the number of our directors may be established by a majority of our board of directors but may not be fewer than three. Our charter also provides that a majority of our directors must be independent of us, our advisor and our respective affiliates except for a period of 60 days after the death, resignation or removal of an independent director pending the election of his or her successor. We currently have three independent directors on our board of directors. An "independent director" is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates, has not been so for the previous two years and meets the other requirements set forth in our charter. Our independent directors also meet the director independence standards of the New York Stock Exchange, Inc.

Certain Relationships and Related Transactions

See Note 10 — Related Party Transactions in the Notes to consolidated financial statements contained elsewhere in this Annual Report on Form 10-K for additional information concerning the Company's related party transactions and agreements.

Policies Governing Related Person Transactions

In order to reduce or eliminate certain potential conflicts of interest, our charter and our advisory agreement contain restrictions and conflict resolution procedures relating to transactions we enter into with our sponsor, our advisor, our directors or their respective affiliates. The types of transactions covered by these policies include the compensation paid to our advisor, decisions to renew our advisory agreement, acquisitions or leases of assets, mortgages and other types of loans and any other transaction in which our sponsor, our advisor or any of our directors have an interest, reimbursement of operating expenses in excess of the 2%/25% Guidelines, issuances of options and warrants and repurchases of shares. Under the restrictions, these transactions, if permitted, must be approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction.

Independent Directors' Review of our Policies

As required by our charter, our independent directors have reviewed our policies, including but not limited to our policies regarding investments, leverage, conflicts of interest and investment allocation, and determined that they are in the best interests of our stockholders.

Item 14. Principal Accounting Fees and Services

Independent Auditors

During the year ended December 31, 2024, Ernst & Young LLP served as our independent auditor.

Audit and Non-Audit Fees

Aggregate fees that we were billed for the fiscal years ended December 31, 2024 and December 31, 2023 by our independent registered public accounting firm, Ernst & Young LLP, were as follows:

	Fiscal Year Ended December 31, 2024	Fiscal Year Ended December 31, 2023
Audit fees	$ 368,500	$ 379,500
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$ 368,500	$ 379,500

Audit fees include amounts billed to us related to annual financial statement audit work, quarterly financial statement reviews and review of SEC registration statements.

The audit committee of our board of directors was advised that there were no services provided by Ernst & Young LLP that were unrelated to the audit of the annual fiscal year-end financial statements and the review of interim financial statements that could impair Ernst & Young from maintaining its independence as our independent auditor and concluded that it was.

Audit Committee Pre-Approval Policies and Procedures

In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent registered public accounting firm were pre-approved by the audit committee of our board of directors, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

The pre-approval policy provides for categorical pre-approval of specified audit and permissible non-audit services. Services to be provided by the independent registered public accounting firm that are not within the category of pre-approved services must be approved by the audit committee prior to engagement, regardless of the service being requested or the dollar amount involved.

Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee, and must include a description of the services to be provided and a statement by the independent registered public accounting firm and principal accounting officer of the Company confirming that the provision of the proposed services does not impair the independence of the independent registered public accounting firm.

The audit committee may delegate pre-approval authority to one or more of its members or a subcommittee. The member or members to whom such authority is delegated shall report any pre-approval decisions to the audit committee at its next scheduled meeting. The audit committee does not delegate to management its responsibilities to pre-approve services to be performed by the independent registered public accounting firm.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

<u>(a) (1)</u> <u>Financial Statements</u>

See the accompanying Index to Financial Statement Schedule on page F-1.

<u>(a) (2)</u> <u>Consolidated Financial Statement Schedules</u>

None.

<u>(a) (3)</u> <u>Exhibits</u>

Exhibit Number	Description
3.1	Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed on May 12, 2017)
3.2	Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.), dated June 6, 2018 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2018)
3.3	Second Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2019)
3.4	Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.5 to the Company's Pre-Effective Amendment No. 1 to the Form S-11 Registration Statement filed with the SEC on July 31, 2020)
3.5	Articles Supplementary to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.6 to the Company's Pre-Effective Amendment No. 1 to the Form S-11 Registration Statement filed with the SEC on July 31, 2020)
3.6	Second Amended and Restated Bylaws of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q filed on May 12, 2017)
3.7	Third Articles of Amendment to Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company's 8-K filed on January 4, 2024)
4.1	Form of Subscription Agreement for the Initial Offering (included as Appendix A to the Prospectus dated April 23, 2019, filed with the SEC on April 24, 2019 and incorporated by reference herein)
4.2	Amended and Restated Distribution Reinvestment Plan (included as Appendix B to the Prospectus dated August 10, 2020, filed with the SEC on August 12, 2020 and incorporated by reference herein)
4.3	Form of Subscription Agreement for the Follow-On Offering (included as Appendix A to the Prospectus dated July 18, 2022, filed with the SEC on July 19, 2022 and incorporated by reference herein)
4.4	Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.4 to the Company's Form 10-K filed on March 25, 2021)
4.5	Third Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
4.6	Form of Subscription Agreement (included as Appendix A to the Prospectus dated July 17, 2023, filed with the SEC on July 17, 2023 and incorporate by reference herein)
4.7	Form of Subscription Agreement (included as Appendix A to the Prospectus dated February 8, 2024, filed with the SEC on February 8, 2024 and incorporated by reference herein)
10.1	Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on May 12, 2017)
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company's Form S-11 (File No. 333-221814), filed with the SEC on November 30, 2017)
10.3	Reimbursement Agreement among Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.), Cantor Fitzgerald Investors, LLC and Cantor Fitzgerald Income Trust OP Holdings, LLC (formerly known as Rodin Global Property Trust OP Holdings, LLC) dated March 23, 2017 (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on May 12, 2017)
10.4	Agreement of Purchase and Sale by and between LIC Charlotte Office Building, Inc., and Cantor Real Estate Investment Management Investments, LLC dated December 19, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 2, 2018)
10.5	Loan Agreement between 2477 Deerfield Drive, LLC and UBS AG dated February 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 2, 2018)

10.6	Agreement of Purchase and Sale by and between ADS Place Phase III, LLC, and Cantor Real Estate Investment Management Investments, LLC dated June 28, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 31, 2018)
10.7	Loan Agreement between 3075 Loyalty Circle Owner, LLC and Cantor Commercial Real Estate Lending, L.P. dated July 31, 2018 (incorporated by reference to Exhibit 10.12 to the Company's Post-Effective Amendment No. 7 to Form S-11 (File No. 333-214130), filed on January 28, 2019
10.8	Purchase and Sale Contract dated as of September 10, 2018, as amended by that certain First Amendment to Purchase and Sale Agreement dated as of October 10, 2018, as further amended by that certain Second Amendment to Purchase and Sale Contract dated as of October 19, 2018, by and between Mohr Whitsett, LLC and Cantor Real Estate Investment Management Investments, LLC (incorporated by reference to exhibit 10.1 to the Company's 8-K filed on November 13, 2018)
10.9	Dealer Manager Agreement between Cantor Fitzgerald Income Trust Inc. and Cantor Fitzgerald & Co., (incorporated by reference to Exhibit 1.1 of the Company's Form 8-Kfiled on August 14, 2020)
10.10	Reimbursement Agreement, dated April 30, 2019, by and between Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and CF Real Estate Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 15, 2019)
10.11	Consent and Assumption Agreement, dated April 30, 2019, by and among 3596 Alpine Ave, LLC, CF Real Estate Holdings, LLC, Cantor Fitzgerald Income Trust, Inc. and Wells Fargo Bank, National Association, as Trustee for the Benefit of the Registered Holders of UBS Commercial Mortgage Trust 2017-C2, Commercial Mortgage Pass-through Certificates, Series 2017-C2, whose Master Servicer is Midland Loan Services, a division of PNC Bank, National Association (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 15, 2019)
10.12	Guaranty Agreement, dated as of April 30, 2019, by Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.), in favor of Wells Fargo Bank, National Association, as Trustee for the Registered Holders of Morgan Stanley Capital I Trust 2018-L1, Commercial Mortgage Pass-through Certificates, Series 2018-L1 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on May 15, 2019)
10.13	Environmental Indemnity Agreement, dated as of April 30, 2019, by 3075 Loyalty Circle Owner, LLC and Cantor Fitzgerald Income Trust, Inc. in favor of Wells Fargo Bank, National Association, as Trustee for the Registered Holders of Morgan Stanley Capital I Trust 2018-L1, Commercial Mortgage Pass-through Certificates, Series 2018-L1 (incorporated by reference to Exhibit 10.5 to the Company's 10-Q filed on May 15, 2019)
10.14	Second Amended and Restated Advisory Agreement by and among Cantor Fitzgerald Income Trust, Inc., Cantor Fitzgerald Income Advisors, LLC, Cantor Fitzgerald Income Trust Operating Partnership, L.P. and Cantor Fitzgerald Investors, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 14, 2020)
10.15	Amended and Restated Operating Partnership Agreement of Cantor Fitzgerald Income Trust Operating Partnership, L.P. (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on August 14, 2020)
10.16	Second Amended and Restated Distribution Support Agreement dated as of August 10, 2020 (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on August 14, 2020)
10.17	Amendment No. 1 to Amended and Restated Limited Partnership Agreement of Cantor Fitzgerald Income Trust Operating Partnership, LP incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.18	Second Amended and Restated Trust Agreement of CF Summerfield Multifamily DST (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.19	Real Estate Sales Agreement dated as of January 26, 2021, as amended by First Amendment to the Real Estate Sales Agreement dated February 1, 2021, as further amended by Second Amendment to the Real Estate Sales Agreement dated February 4, 2021 and as further amended by Third Amendment to the Real Estate Sales Agreement dated February 5, 2021, by and among CAP Capital Partners, LLC, Keller Springs Propco, Inc. and CAF KSC Investor, LLC (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.20	Multifamily Loan and Security Agreement between Keller Springs Road Owner, LLC and CBRE Multifamily Capital Inc. dated February 25, 2021 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)

10.21	Loan and Security Agreement by and between CF Summerfield Multifamily DST and Arbor Private Label, LLC dated as of March 26, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.22	Debt Service Reserve Replenishment Payment Guaranty by Cantor Fitzgerald Income Trust, Inc. as the Guarantor for the benefit of Arbor Private Label, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.23	Guaranty of Non-Recourse Obligations by Cantor Fitzgerald Income Trust, Inc.as the Guarantor for the benefit of Arbor Private Label, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.24	Purchase and Sale Agreement dated January 21, 2021, as amended by First Amendment to the Purchase and Sale Agreement dated January 29, 2021, as further amended by Second Amendment to the Purchase and Sale Agreement dated February 5, 2021 by and between Centennial Summerfield, LLC and AH Property Investment Company LLC (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021)
10.25	Credit Agreement, dated as of July 23, 2021, among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Trust, Inc., certain subsidiary guarantors, the lenders party thereto and Citizens Bank, N.A. as administrative agent. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 29, 2021)
10.26	Purchase and Sale Agreement by and between De Anza DH Properties LLC and North De Anza Boulevard, LLC, dated as of June 2, 2021, as amended on June 4, 2021, June 8, 2021, June 10, 2021, July 7, 2021 and July 14, 2021. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021).
10.27	Managing Broker-Dealer Agreement by and among CF Net Lease Portfolio IV DST, Cantor Fitzgerald Income Trust Operating Partnership, L.P, Cantor Fitzgerald & Co, and Cantor Fitzgerald Income trust, Inc (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on November 30, 2021)
10.28	Second Amended and Restated Trust Agreement by and among Cantor Fitzgerald Income Trust Operating Partnership, L.P, and CF Net Lease Portfolio Manager IV, LLC (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on November 30, 2021)
10.29	Purchase and Sale Agreement by and between SE Columbus AM, LLC and CIFM Acquisitions, LLC, dated as of February 15, 2022, as amended on February 25, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 16, 2022)
10.30	Agreement to Purchase Apartments by and between Hilltop Conroe, LP and CFIM Acquisitions, LLC dated March 2, 2022 (incorporated by reference to Exhibit 10.31 to the Company's Post-Effective Amendment No.2 filed on July 13, 2022
10.31	Second Amendment to Credit Agreement, dated as of January 26, 2023, among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Trust, Inc., certain subsidiary guarantors, the lenders party thereto and Citizens Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2023)
10.32	Third Amendment to the Credit Agreement, dated as of September 29, 2023, by and among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Trust, Inc., certain subsidiary guarantors, the lenders party thereto and Citizens Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023)
21.1*	Subsidiaries of the Company
24	Power of Attorney (incorporated herein on the signature page)
31.1*	Certification by the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Written statements of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*   The following materials from Cantor Fitzgerald Income Trust, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 are formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Changes in Equity; (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104*   Cover Page Interactive Data File (embedded within the Inline XBRL document)

---

* Filed herewith.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CANTOR FITZGERALD INCOME TRUST, INC.

Date: March 31, 2025

By: _____/s/ William Ferri_____
William Ferri
Chief Executive Officer
(Principal Executive Officer)

By: _____/s/ Brandon Lutnick_____
Brandon Lutnick
Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Ferri and Paul M. Pion, and each of them severally, his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ William Ferri William Ferri	Chief Executive Officer (Principal Executive Officer)	March 31, 2025
/s/ Brandon Lutnick Brandon Lutnick	Chairman of the Board of Directors	March 31, 2025
/s/ Paul M. Pion Paul M. Pion	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 31, 2025
/s/ Arthur F. Backal Arthur F. Backal	Director	March 31, 2025
/s/ John M. Matteson John M. Matteson	Director	March 31, 2025
/s/ Dean Palin Dean Palin	Director	March 31, 2025

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statement schedules other than those listed are omitted as they are not applicable or the required or equivalent has been included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cantor Fitzgerald Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cantor Fitzgerald Income Trust, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Investments

Description of the Matter	At December 31, 2024, the Company's investments in real estate, net of accumulated depreciation totaled approximately $955 million. As described in Note 2 to the consolidated financial statements, the Company continually monitors events that could indicate that the carrying amounts of its real estate assets may not be recoverable. If the undiscounted future cash flows expected from the use of the real estate investment and its eventual disposition is less than the carrying value of the real estate investment, the Company will adjust the real estate asset to its fair value and recognize an impairment loss.
	Auditing the Company's impairment assessment for real estate investments was complex and involved significant judgement as a result of the subjectivity of the assumptions and estimates inherent in the determination of estimated future cash flows expected to result from the property's use and eventual disposition. In particular, management's assumptions and estimates included projected rental rates and property capitalization rates, which were sensitive to expectations about future operating income.

How We Addressed the Matter in Our Audit	To test the Company's impairment assessment for real estate investments, we performed audit procedures with the assistance of our valuation specialists. These procedures were performed on a sample basis and included, among others, testing the determination of rental rates and capitalization rates and developing independent calculations using external market sources and comparing these results to those of management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2016.

New York, New York
March 31, 2025

CANTOR FITZGERALD INCOME TRUST, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets		
Investment in real estate, net of accumulated depreciation of $88,012,426 and $62,780,887, respectively	$ 955,084,021	$ 941,343,574
Cash and cash equivalents	36,133,516	30,386,460
Restricted cash	8,531,907	9,506,260
Investments in real estate-related assets	5,614,394	30,290,674
Investment in debt securities, at fair value	—	9,219,200
Intangible assets, net of accumulated amortization of $44,199,666 and $34,745,510, respectively	71,715,051	75,201,703
Operating lease right-of-use asset	16,207,976	16,297,074
Derivative assets, at fair value	8,472,572	7,556,416
Prepaid expenses and other assets	10,895,573	12,125,637
Deferred rent receivable	13,393,162	11,575,495
Total assets	$ 1,126,048,172	$ 1,143,502,493
Liabilities and Equity		
Liabilities		
Loans payable, net of deferred financing costs of $5,001,576 and $4,598,656, respectively	$ 549,780,728	$ 529,169,778
Intangible liabilities, net of accumulated amortization of $7,880,021 and $5,897,213, respectively	17,306,291	19,289,099
Operating lease liability	16,207,976	16,297,074
Distributions payable	1,935,518	1,931,977
Restricted reserves	11,808,310	10,716,532
Due to related parties	12,864,461	5,776,223
Deferred revenue	2,007,940	1,937,965
Accrued interest payable	1,868,146	1,932,231
Accounts payable and accrued expenses	2,474,903	4,945,235
Total liabilities	616,254,273	591,996,114
Commitments and contingencies (Note 13)		
Stockholders' equity		
Controlling interest		
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, and 0 issued and outstanding at each December 31, 2024 and December 31, 2023	—	—
Class AX common stock, $0.01 par value per share, 10,000,000 shares authorized, and 3,534,113 and 3,848,941 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	35,341	38,489
Class TX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 6,067 and 178,873 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	61	1,789
Class IX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 1,129,756 and 1,178,536 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	11,297	11,785
Class T common stock, $0.01 par value per share, 100,000,000 shares authorized, and 1,437,326 and 1,462,448 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	14,373	14,626
Class S common stock, $0.01 par value per share, 20,000,000 shares authorized, and 7,099 and 7,086 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	71	71
Class D common stock, $0.01 par value per share, 60,000,000 shares authorized, and 562,589 and 644,697 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	5,626	6,447
Class I common stock, $0.01 par value per share, 200,000,000 shares authorized, and 5,935,802 and 7,313,276 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	59,358	73,133
Additional paid-in capital	341,284,670	376,712,427
Retained earnings/accumulated deficit and cumulative distributions	(115,660,304)	(85,445,999)
Accumulated other comprehensive income/(loss)	748,843	755,642
Total controlling interest	226,499,336	292,168,410
Non-controlling interests in subsidiaries	283,294,563	259,337,969
Total stockholders' equity	509,793,899	551,506,379
Total liabilities and stockholders' equity	$ 1,126,048,172	$ 1,143,502,493

The accompanying notes are an integral part of these consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues:		
Rental revenues	$ 73,128,546	$ 70,847,944
Preferred return income	811,069	980,258
Income from mezzanine loan investment	865,154	1,045,665
Other property operating revenues	20,732,821	17,756,568
Total revenues	95,537,590	90,630,435
Operating expenses (income):		
General and administrative expenses	307,206	5,149,295
Depreciation and amortization	34,456,767	34,950,212
Management fees	6,083,506	7,100,896
Property operating expenses	37,964,357	33,815,078
Total operating expenses	78,811,836	81,015,481
Other income (expense):		
Income from investments in real estate-related assets	136,667	149,976
Interest income	1,080,927	1,062,009
Net gain from investment in debt securities, at fair value	1,340,613	603,169
Loss from sale of investments in real estate-related assets	(3,385,131)	—
Loss on extinguishment of debt	(619,284)	—
Other income	226,516	—
Interest expense	(27,253,061)	(22,778,647)
Total other income (expense)	(28,472,753)	(20,963,493)
Net income (loss)	(11,746,999)	(11,348,539)
Net income (loss) attributable to non-controlling interest	(2,615,346)	(4,458,666)
Net income (loss) attributable to common stockholders	$ (9,131,653)	$ (6,889,873)
Weighted average shares outstanding	13,735,252	15,541,234
Net income (loss) per common share - basic and diluted	$ (0.66)	$ (0.44)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Net income (loss)	$ (11,746,999)	$ (11,348,539)
Other comprehensive income (loss)		
Unrealized gain (loss) on derivative instruments	916,156	(1,463,840)
Comprehensive income (loss)	(10,830,843)	(12,812,379)
Amounts attributable to noncontrolling interests		
Net income (loss)	(2,615,346)	(4,458,666)
Unrealized gain (loss) on derivative instruments	922,954	(1,317,456)
Comprehensive income (loss) attributable to noncontrolling interests	(1,692,392)	(5,776,122)
Comprehensive income (loss) attributable to common stockholders	$ (9,138,451)	$ (7,036,257)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Controlling Interest

	Class AX Shares	Class AX Amount	Class TX Shares	Class TX Amount	Class IX Shares	Class IX Amount	Class I Shares	Class I Amount	Class T Shares	Class T Amount	Class D Shares	Class D Amount	Class S Shares	Class S Amount	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit and Cumulative Distributions	Accumulated Other Comprehensive Income/(loss)	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2023	3,864,320	$ 38,643	719,803	$ 7,198	1,222,180	$ 12,222	7,582,500	$ 75,825	1,280,789	$ 12,809	531,864	$ 5,318	6,910	$ 69	$ 389,390,600	$ (55,143,655)	$ 902,026	$ 260,028,582	$ 595,329,637
Common stock issued (transferred)	510,829	5,108	(511,466)	(5,114)	—	—	1,226,608	12,267	310,652	3,107	158,509	1,586	939	10	44,594,172				44,611,136
Common stock repurchased	(613,665)	(6,137)	(39,008)	(390)	(68,785)	(688)	(1,606,569)	(16,066)	(151,122)	(1,511)	(56,523)	(565)	(880)	(9)	(63,258,146)				(63,283,512)
Distribution reinvestment	87,457	875	9,544	95	25,141	251	110,737	1,107	22,129	221	10,847	108	117	1	6,778,114				6,780,772
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(792,313)				(792,313)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(6,889,873)		(4,458,666)	(11,348,539)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(23,412,471)			(23,412,471)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—			(146,384)	(1,317,456)	(1,463,840)
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—				5,085,509	5,085,509
Balance as of December 31, 2023	3,848,941	$ 38,489	178,873	$ 1,789	1,178,536	$ 11,785	7,313,276	$ 73,133	1,462,448	$ 14,626	644,697	$ 6,447	7,086	$ 71	$ 376,712,427	$ (85,445,999)	$ 755,642	$ 259,337,969	$ 551,506,379

Controlling Interest

	Class AX Shares	Class AX Amount	Class TX Shares	Class TX Amount	Class IX Shares	Class IX Amount	Class I Shares	Class I Amount	Class T Shares	Class T Amount	Class D Shares	Class D Amount	Class S Shares	Class S Amount	Additional Paid-In Capital	Retained Earnings/ Accumulated Deficit and Cumulative Distributions	Accumulated Other Comprehensive Income/(loss)	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2024	3,848,941	$ 38,489	178,873	$ 1,789	1,178,536	$ 11,785	7,313,276	$ 73,133	1,462,448	$ 14,626	644,697	$ 6,447	7,086	$ 71	$ 376,712,427	$ (85,445,999)	$ 755,642	$ 259,337,969	$ 551,506,379
Common stock issued (transferred)	171,499	1,715	(171,739)	(1,718)	—	—	356,174	3,562	135,365	1,352	4,682	47	—	—	10,794,788				10,799,746
Common stock repurchased	(587,604)	(5,876)	(3,421)	(34)	(78,008)	(780)	(1,844,983)	(18,450)	(189,954)	(1,900)	(98,383)	(984)	(166)	(2)	(59,583,518)				(59,611,544)
Distribution reinvestment	101,277	1,013	2,354	24	29,228	292	111,335	1,113	29,467	295	11,593	116	179	2	6,100,761				6,103,616
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(371,458)				(371,458)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(9,131,653)		(2,615,346)	(11,746,999)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(21,082,652)			(21,082,652)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—			(6,799)	922,955	916,156
Acquired or syndicated ownership interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,631,670				7,631,670
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—				25,648,985	25,648,985
Balance as of December 31, 2024	3,534,113	$ 35,341	6,067	$ 61	1,129,756	$ 11,297	5,935,802	$ 59,358	1,437,326	$ 14,373	562,589	$ 5,626	7,099	$ 71	$ 341,284,670	$ (115,660,304)	$ 748,843	$ 283,294,563	$ 509,793,899

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
Cash flows from operating activities:				
Net income (loss)	$	(11,746,999)	$	(11,348,539)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization		35,550,925		35,951,614
(Gain)/loss from investments in real estate-related assets		(136,667)		(149,976)
(Realized gain) from sale of investment in debt securities		(1,634,920)		—
Loss from sale of investments in real estate-related assets		3,385,131		—
Amortization of above-market lease intangibles		202,130		196,378
Amortization of below-market lease intangibles		(1,956,010)		(1,956,010)
Loss on extinguishment of debt		619,284		—
Unrealized gain from investment in debt securities		454,123		(454,124)
Changes in assets and liabilities:				
Proceeds from investments in real estate-related assets		412,947		481,772
(Increase) in deferred rent receivable		(1,817,667)		(2,324,330)
Decrease/(increase) in prepaid expenses and other assets		1,230,064		(2,199,905)
Increase/(decrease) in due to related parties		7,088,238		(955)
Increase in deferred revenue		69,975		704,177
Increase in restricted reserves		1,091,778		2,866,227
(Decrease) in accounts payable and accrued expenses		(2,470,332)		(1,186,876)
(Decrease)/increase in accrued interest payable		(64,085)		282,766
Net cash provided by operating activities		30,277,915		20,862,219
Cash flows from investing activities:				
Acquisition of real estate		(3,989,960)		(2,507,101)
Capital improvements to real estate		(2,759,584)		—
Purchase of investment in debt securities		—		(8,765,076)
Proceeds from sale/repayment of investment in debt securities		10,399,997		—
Proceeds from sale of investments in real estate-related assets		21,014,869		—
Cash provided by/ (used in) investing activities		24,665,322		(11,272,177)
Cash flows from financing activities:				
Borrowings and paydowns under credit facility		(3,344,824)		44,500,000
Proceeds from refinancing of mortgage loan		33,500,000		—
Repayment of mortgage loan		(36,153,907)		—
Proceeds from issuance of common stock, net		10,428,288		42,911,360
Distributions		(15,255,754)		(21,548,798)
Payments for redemptions of common stock		(59,611,544)		(59,418,571)
Non-controlling interest distributions		(13,494,248)		(14,001,724)
Non-controlling interest contribution		100,000		—
Syndicated ownership interest		35,400,911		—
Payment of deferred financing costs		(1,739,456)		(673,010)
Net cash used in financing activities		(50,170,534)		(8,230,743)
Net increase in cash and cash equivalents and restricted cash		4,772,703		1,359,299
Cash and cash equivalents and restricted cash, at beginning of period	$	39,892,720	$	38,533,421
Cash and cash equivalents and restricted cash, at end of period	$	44,665,423	$	39,892,720
Reconciliation of cash and cash equivalents and restricted cash				
Cash and cash equivalents	$	36,133,516	$	30,386,460
Restricted cash		8,531,907		9,506,260
Total cash and cash equivalents and restricted cash	$	44,665,423	$	39,892,720
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	26,576,194	$	20,482,999
Non-cash investing and financing activities:				
Distribution reinvestment	$	6,103,616	$	6,780,772
Distributions payable	$	1,645,729	$	1,922,447
Acquisition of real estate	$	(42,179,905)	$	—
Assumption of loans payable in conjunction with acquisitions of real estate	$	26,635,694	$	22,500,000
Issuance of OP Units for acquired real estate interests	$	43,323,803	$	—
Acquired non-controlling interests	$	(24,292,760)	$	19,087,232

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Business Purpose

Cantor Fitzgerald Income Trust, Inc., formerly known as Rodin Global Property Trust, Inc. (the "Company") was formed on February 2, 2016 as a Maryland corporation that has elected and qualified to be taxed as a real estate investment trust ("REIT") for United States ("U.S.") federal income tax purposes beginning with the taxable year ending December 31, 2017. The Company's consolidated financial statements include Cantor Fitzgerald Income Trust Operating Partnership, L.P., (the "Operating Partnership") and its operating subsidiaries. Substantially all of the Company's business is conducted through the Operating Partnership, a Delaware limited partnership formed on February 11, 2016. The Company is the sole general and a limited partner of the Operating Partnership. Unless the context otherwise requires, the "Company" refers to the Company and the Operating Partnership. The Company currently operates its business in one reportable segment, which focuses on investing in and managing income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

On February 2, 2016, the Company was capitalized with a $200,001 investment by the Company's sponsor, Cantor Fitzgerald Investors, LLC ("CFI") through the purchase of 8,180 Class A shares. In addition, a wholly owned subsidiary of CFI, Cantor Fitzgerald Income Trust OP Holdings, LLC, (the "Special Unit Holder"), has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units ("Special Units"), which is recorded as a non-controlling interest on the consolidated balance sheet as of December 31, 2024. The Company registered with the Securities and Exchange Commission ("SEC") an offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in the Company's primary offering (the "Primary Offering") and up to $250 million in shares pursuant to its distribution reinvestment plan (the "DRP", and together with the Primary Offering, the "Initial Offering"). On May 18, 2017, the Company satisfied the minimum offering requirement as a result of CFI's purchase of $2.0 million in Class I shares (the "Minimum Offering Requirement"). On March 20, 2020, the Company filed a registration statement on Form S-11 with the SEC for a proposed second public offering (the "Follow-On Offering"). Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to the DRP. On July 30, 2020, the Company, amended its charter (as amended, the "Charter") to redesignate its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as "Class AX Shares," "Class TX Shares" and "Class IX Shares," respectively. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. The Class AX shares, Class TX shares and Class IX shares generally have the same rights, including voting rights, as the Class T shares, Class S shares, Class D shares and Class I shares that the Company is offering pursuant to the Follow-On Offering. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed third public offering (the "Third Offering"), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to a distribution reinvestment plan (Refer to Note 9 – Stockholders' Equity).

Upon commencement of the Follow-On Offering, on August 10, 2020, the Company began operating as a non-exchange traded perpetual-life REIT instead of operating as a REIT of finite duration. In connection with the determination to operate as a perpetual-life REIT, the Company's board of directors has determined to update the Company's investment strategy. Currently, the Company intends to invest in a diversified portfolio of income-producing commercial and multifamily real-estate and debt secured by commercial real estate located primarily in the United States. The Company will seek to invest: (a) at least 80% of its assets in properties and real estate-related debt; and (b) up to 20% of its assets in real estate-related securities.

As of December 31, 2024, the Company owned the following investments:

- A retail property located in Grand Rapids, Michigan (the "GR Property").

- An office property located in Fort Mill, South Carolina (the "FM Property").

- An office property located in Columbus, Ohio (the "CO Property").

- A flex industrial property located in Lewisville, TX (the "Lewisville Property").

- A controlling interest in a Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the "Net Lease DST"), which owns seven properties (individually, a "Net Lease DST Property" and collectively the "Net Lease DST Properties").

- A majority interest of 75% in a joint venture (the "Battery Street SF JV") that owns an office property located in San Francisco, California (the "SF Property") with an unrelated third party.

- An industrial property located in Phoenix, Arizona (the "Buchanan Property").

- Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the "Station DST"), which owns a multifamily residential property located in Irving, Texas (the "Station Property").

- A controlling interest of 5% in a Delaware Statutory Trust, CF Keller Springs Multifamily DST (the "Keller DST") located in Carrolton, Texas (the "Keller Property").

- A controlling interest in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the "Summerfield DST"), which owns a multifamily residential property located in Landover, MD (the "Summerfield Property").

- An industrial property located in Cleveland, OH (the "Madison Ave Property").

- A controlling interest of 10% in a Delaware Statutory Trust, (the "Valencia DST"), which owns a life sciences laboratory and research office property located in Valencia, California (the "Valencia Property").

- An office property located in Cupertino, CA (the "De Anza Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Kacey Multifamily DST (the "Kacey DST"), which owns a multifamily residential property located in Kingwood, Texas (the "Kacey Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Industry Multifamily DST (the "Industry DST"), which owns a multifamily residential property located in Columbus, OH (the "Industry Property").

- An industrial dry/cold storage facility located in Columbus, OH (the "Fisher Road Property").

- A controlling interest of 96.46% in a multifamily property located in Conroe, TX (the "Longmire Property") through a joint venture (the "Longmire JV") with an unrelated third party.

- A controlling interest of 10% in a Delaware Statutory Trust, (the "ON3 DST), which owns an office located in Nutley, NJ (the "ON3 Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF West End Multifamily DST (the "West End DST"), which owns a multifamily residential property located in Lenexa, KS (the "West End Property").

- A controlling interest of 10% in a Delaware Statutory Trust, CF Palms Multifamily DST (the "Palms DST"), which owns a multifamily residential property located in Houston, TX (the "Palms Property").

- An acre of land located in Greenfield, IN (the "Mount Comfort Land").

- A controlling interest of 5% in a Delaware Statutory Trust, CF Pearland Multifamily DST (the "Pearland DST"), which owns a multifamily residential property located in Pearland, TX (the "Pearland Property").

- A 100% interest in a Delaware Statutory Trust, CF WAG Portfolio DST (the "WAG Portfolio DST"), which owns eight properties (individually, a "WAG Portfolio Property" and collectively the "WAG Portfolio Properties").

The Company is externally managed by Cantor Fitzgerald Income Advisors, LLC, (the "Advisor"), a Delaware limited liability company and wholly owned subsidiary of CFI. CFI is a wholly owned subsidiary of CFIM Holdings, LLC, which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable. As such, actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and any single member limited liability companies or other entities which are consolidated in accordance with U.S. GAAP. The Company consolidates variable interest entities ("VIEs") where it is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All intercompany balances are eliminated in consolidation.

Variable Interest Entities

The Company determines if an entity is a VIE in accordance with guidance in Accounting Standards Codification ("ASC") Topic 810, *Consolidation*. For an entity in which the Company has acquired an interest, the entity will be considered a VIE if both of the following characteristics are not met: 1) the equity investors in the entity have the characteristics of a controlling financial interest, and 2) the equity investors' total investment at risk is sufficient to finance the entity's activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, the Company would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity.

The Company evaluates all of its investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity. As of December 31, 2024, and December 31, 2023, the Company concluded that it had investments in VIEs. Refer to Note 11 – Variable Interest Entities for additional information.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company will not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party. The Company performs ongoing reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework, and vice versa.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consists primarily of amounts held by lenders in escrow accounts for real estate taxes, and other lender reserves for certain properties. This also includes amounts required under the liquidity covenants of the credit facility agreement.

Current Expected Credit Losses ("CECL")

The Company adopted Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)— Measurement of Credit Losses on Financial Instruments*, and related amendments on January 1, 2023. In accordance with the guidance in ASC Topic 326, the Company presents its financial assets that are measured at amortized cost, net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset in scope, the methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than under prior U.S. GAAP. The CECL methodology's impact on expected credit losses, among other things, reflects the Company's view of the current state of the economy, forecasted macroeconomic conditions and the Company's portfolios.

Deferred Rent Receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the terms of the leases in accordance with ASC Topic 842, Leases. As of December 31, 2024 and December 31, 2023, Deferred rent receivable was $13,393,162 and $11,575,495, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid operating expenses, other receivable and reimbursements due from tenants.

Investment in Real Estate, net

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the costs of acquisition, including certain acquisition-related expenses, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance costs are expensed as incurred. The Company accounts for its acquisitions of assets or businesses in accordance with ASC Topic 805, *Business Combinations*.

Upon the acquisition of real estate properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above-market leases, below-market leases, and in-place leases, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company's management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company's management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management's allocation decisions other than providing this market information.

The Company considers the period of future benefit of each respective asset to determine its appropriate useful life. The estimated useful lives of the Company's real estate assets by class are generally as follows:

Description	Depreciable Life
Buildings	39 years
Site improvements	Remaining useful life
Intangible lease assets and liabilities	Over lease term

The determination of the fair values of the real estate assets and liabilities acquired requires the use of assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company's purchase price, which could materially impact the Company's results of operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property's major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property's revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. As of December 31, 2024 and December 31, 2023, no impairment losses have been identified.

Investments in Real Estate-Related Assets

Mezzanine Loan Investment

As of December 31, 2024, the Company did not have a mezzanine loan investment. As of December 31, 2023, the Company had a mezzanine loan investment in the Illinois SPE. The mezzanine loan investment was sold during the year ended December 31, 2024. Mezzanine loan investments are generally intended to be held for investment and, accordingly, are carried at cost, net of unamortized fees, premiums, discounts and unfunded commitments. Mezzanine loan investments that are deemed to be impaired are carried at amortized cost less a loss reserve, if deemed appropriate. Mezzanine loan investments for which the Company does not have the intent to hold the investment for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

Mezzanine loan investments are considered credit impaired when, based on current information and events, and reasonable and supportable forecasts, the Company will not be able to collect principal and income from mezzanine loan amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loss reserves on a periodic basis. Significant judgment of management is required in this analysis. The Company considers the estimated net recoverable value of the mezzanine loan investment as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the mezzanine loan investment, a loss reserve is recorded with a corresponding charge to provision for losses. The CECL reserve for each mezzanine loan investment is maintained at a level that is determined to be adequate by management to absorb expected credit losses.

Income recognition is suspended for a mezzanine loan investment at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired mezzanine loan investment is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired mezzanine loan investment is not in doubt, contractual income from mezzanine loan is recorded as income from mezzanine loan when received, under the cash basis method until an accrual is resumed when the mezzanine loan investment becomes contractually current and performance is demonstrated to be resumed. A mezzanine loan investment is written off when it is no longer realizable and/or legally discharged. Pursuant to the adoption of the CECL accounting standards, the Company has made an accounting policy election not to measure an allowance for credit losses on accrued interest receivable amounts as the Company writes-off the uncollectible accrued interest receivable balance in a timely manner. As of December 31, 2024 and December 31, 2023, no credit impairment losses have been identified.

Preferred Equity Investment

As of December 31, 2024, the Company did not have a preferred equity investment. As of December 31, 2023, the Company had a preferred equity investment in the Pennsylvania SPE, an entity that holds commercial real estate. The preferred equity investment was sold during the year ended December 31, 2024. Preferred equity investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized fees, premium, discount and unfunded commitments. Preferred Equity investments that are deemed to be credit impaired are carried at amortized cost less a loss reserve, if deemed appropriate. Preferred equity investments where the Company does not have the intent to hold the investment for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

Preferred equity investments are considered credit impaired when, based on current information and events, and reasonable and supportable forecasts, the Company will not be able to collect principal and preferred return income amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loss reserves on a periodic basis. Significant judgment of management is required in this analysis. The Company considers the estimated net recoverable value of the preferred equity investment as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the preferred equity investment, a loss reserve is recorded with a corresponding charge to provision for losses. The loss reserve for each preferred equity investment is maintained at a level that is determined to be adequate by management to absorb expected credit losses.

Income recognition is suspended for a preferred equity investment at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired preferred equity investment is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired preferred equity investment is not in doubt, contractual preferred return income is recorded as preferred return income when received, under the cash basis method until an accrual is resumed when the preferred return investment becomes contractually current and performance is demonstrated to be resumed. A preferred return investment is written off when it is no longer realizable and/or legally discharged. Pursuant to the adoption of the CECL accounting standards, the Company has made an accounting policy election not to measure an allowance for credit losses on accrued interest receivable amounts as the Company writes-off the uncollectible accrued interest receivable balance in a timely manner. As of December 31, 2024 and December 31, 2023, no credit impairment losses have been identified.

Unconsolidated Equity Method Investments

The Company performs consolidation analysis in accordance with ASC Topic 810, *Consolidation,* as described in the "Variable Interest Entities" section of this Note 2. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in the Station DST, and therefore has not consolidated the entity. The Company has accounted for its investment in the Station DST, which is controlled and managed by CFI, under the equity method of accounting, and included within Investments in real estate-related assets on the Company's consolidated balance sheet. In accordance with ASC Topic 323, *Investments-Equity Method and Joint Ventures*, the Company is able to exercise significant influence over this investee. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity's net income (loss). Capital contributions, distributions and net income (loss) of such entity is recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Investments in real estate-related assets are periodically reviewed for impairment based on projected cash flows from the underlying investment. If an impairment is identified, the carrying value of the investment will be reduced to the anticipated recoverable amount. As of December 31, 2024 and December 31, 2023, no impairment has been identified.

Investments in Debt Securities, at Fair Value

Commercial Mortgage-Backed Securities

As of December 31, 2024, the Company had no investment in debt securities. As of December 31, 2023, the Company's investment in debt securities consisted of commercial mortgage-backed securities ("CMBS"), which are securities backed by one or more mortgage loans secured by real estate assets, corporate bonds, term loans, mezzanine loans, and other debt issued by real estate-related companies or secured by real estate assets. These financial instruments are reported at fair value. CMBS debt securities are presented at fair value in the Company's consolidated balance sheets. Interest income and changes in fair value of these debt securities are recognized as net gains (losses) from investment in debt securities in the Company's consolidated statements of operations. The Company generally determines the fair value of its investments in debt securities by utilizing third-party pricing service providers whenever available.

In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing model to determine the reported price. The pricing service providers' internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each security, and collateral performance, as applicable. During the year ended December 31, 2024, the Company had a realized gain of $1,634,920 from the sale of its investments in debt securities. During the year ended December 31, 2023, the Company had no realized gain or loss. For further details on the realized gain on the investments in debt securities refer to Note 7 – Investment in Debt Securities, at fair value and Note 14 – Fair Value Measurement for additional information.

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan on a straight-line basis, which approximates the effective interest method. The carrying value of the deferred financing costs as of December 31, 2024 and December 31, 2023 was $5,001,576 and $4,598,656, respectively, which is net of accumulated amortization of $3,216,728 and $2,295,932, respectively, and recorded as an offset to the related debt. For the years ended December 31, 2024 and December 31, 2023, amortization of deferred financing costs was $1,094,157 and $1,001,402, respectively, and is included in Interest expense on the accompanying consolidated statements of operations.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the life of the respective leases.

Preferred return income from the Company's preferred equity investment is recognized when earned and accrued based on the outstanding investment balance.

Income from mezzanine loan investment is recognized when earned and accrued based on the outstanding loan balance.

Income from CMBS is recognized on an accrual basis along with any changes in the fair value. The changes in fair value are reflected as an adjustment to net gain from investment in debt securities. Refer to Note 7 – Investment in Debt Securities, at fair value for additional information.

Other Property Operating Revenues

Other property operating revenues include tenant reimbursement income and revenues received from tenants to cover utilities and other amenities. The tenant reimbursement income is derived from certain property operating expenses, including real estate taxes and insurance, among others, which are paid by the Company and are reimbursed by the tenants of the Company's properties pursuant to the terms of the respective leases. These reimbursements and other revenues received from tenants are reflected as Other property operating revenues in the accompanying consolidated statements of operations, which, for the year ended December 31, 2024 and December 31, 2023 was $20,732,821 and $17,756,568, respectively.

Property Operating Expenses

Certain property operating expenses, including real estate taxes and insurance, among others, are paid by the Company and may be reimbursed by the tenants of the Company's properties pursuant to the terms of the respective leases. These expenses incurred are reflected as Property operating expenses in the accompanying consolidated statements of operations, which for the year ended December 31, 2024 and December 31, 2023 was $37,964,357 and $33,815,078, respectively.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in foreign operations. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment (or for derivatives that do not qualify as hedges), any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statements of operations. If a derivative is designated and qualifies for cash flow hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a change in derivative fair value is immediately recorded in earnings.

Deferred Revenue

Deferred revenue represents unearned rent received in advance from tenants at certain of the Company's properties, which at December 31, 2024 and December 31, 2023 were $2,007,940 and $1,937,965, respectively.

Distribution Payable

Distribution payable is comprised of amounts of distributions declared by the Company but not yet paid and accrued distributions relating to the Performance Participation Allocation (as defined below in Note 9 – Stockholder's Equity).

Also included within distribution payable is $9,530 due to certain specific affiliates, including the Sponsor, who are entitled to distributions based on their indirect equity interest in the Summerfield DST (as further described in Note 10 – Related Party Transactions). As of December 31, 2024, return of capital distributions were and are derived from net escrow break proceeds from the syndication of the Summerfield DST beneficial interest offering, with the related proceeds held and reported in cash and cash equivalents on the accompanying consolidated balance sheet.

As of December 31, 2024 and December 31, 2023 the aggregate total amount of distribution payable reported by the Company were $1,935,518 and $1,931,977, respectively.

Restricted Reserves

Restricted reserves are comprised of amounts received from tenants at certain of the Company's properties for recoverable property operating expenses to be paid by the Company on behalf of the tenants, pursuant to the terms of the respective lease arrangements, which at December 31, 2024 and December 31, 2023 was $11,808,310 and $10,716,532, respectively.

Due to Related Parties

Due to related parties is comprised of amounts contractually owed by the Company for various services provided to the Company from related parties, which at December 31, 2024 and December 31, 2023 were $12,864,461 and $5,776,223, respectively (See Note 10 – Related Party Transactions).

Organization and Offering Costs

The Advisor has agreed to pay, on behalf of the Company, all organizational and offering costs (including legal, accounting, and other costs attributable to the Company's organization and offering, but excluding upfront selling commissions, dealer manager fees and distribution fees) ("O&O Costs") through the first anniversary of the date on which the Company satisfied the Minimum Offering Requirement, which was May 18, 2018 (the "Escrow Break Anniversary"). After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap (as defined below). Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for payment of O&O Costs on a monthly basis, which continued through the period ended May 18, 2021; provided, however, that the Company was not obligated to pay any amounts that as a result of such payment would cause the aggregate payments for O&O Costs (less selling commissions, dealer manager fees and distribution fees) paid to the Advisor to exceed 1% of gross proceeds from all the Company's public offerings (the "1% Cap"), as of such payment date. Any amounts not reimbursed in any period are included in determining any reimbursement liability for a subsequent period. As of December 31, 2024, the Advisor has continued to pay all O&O Costs on behalf of the Company.

As of December 31, 2024 and December 31, 2023, the Advisor has incurred O&O Costs on the Company's behalf of $14,747,673 and $13,747,936, respectively. As of both December 31, 2024 and December 31, 2023, the Company satisfied its obligation to reimburse the Advisor for O&O Costs. As of both December 31, 2024 and December 31, 2023, organizational costs of $90,675 were expensed, and offering costs of $3,978,102 were charged to stockholders' equity. As of both December 31, 2024 and December 31, 2023, the Company has made reimbursement payments of $4,068,777 to the Advisor for O&O Costs incurred.

Income Taxes

The Company has elected and qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. Generally, the Company will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income, share ownership, minimum distribution and other requirements are met. To qualify as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. The Company may also be subject to certain state and local taxes. If the Company fails to meet these requirements, it will be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders.

The Company provides for uncertain tax positions based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from the Company's estimates under different assumptions or conditions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in "Provision for income taxes" in the consolidated statement of operations.

Earnings Per Share

Basic net income (loss) per share of common stock is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, including common stock equivalents. As of December 31, 2024 and December 31, 2023, there were no material common stock equivalents that would have a dilutive effect on net income (loss) per share for common stockholders. All classes of common stock are allocated net income (loss) at the same rate per share.

For the years ended December 31, 2024 and December 31, 2023, basic and diluted net loss per share was $(0.66) and $(0.44), respectively.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. In November 2018, the FASB issued ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, to clarify that operating lease receivables accounted for under ASC 842, *Leases*, are not in the scope of the new credit losses guidance, and, instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, *Leases*. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The ASU makes changes to the guidance introduced or amended by ASU No. 2016-13 to clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. The ASU also amends guidance in ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*, and ASU No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. With respect to amendments to ASU No. 2017-12, the guidance addresses partial-term fair value hedges, fair value hedge basis adjustments, and certain transition requirements, along with other issues. In addition, in May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, *Financial Instruments: Overall*. In November 2019, the FASB issued ASU No. 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) Effective Dates*. Pursuant to this ASU, the effective date of the new credit losses standard was deferred, and the new credit impairment guidance became effective for the Company on January 1, 2023. In addition, in November 2019, the FASB issued ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2018-19, 2019-04, 2019-05, 2019-10 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2023. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, *Codification Improvements to Financial Instruments*. This ASU makes narrow-scope amendments related to various aspects pertaining to financial instruments and related disclosures by clarifying or improving the Codification. Certain guidance became effective for the Company for annual periods beginning January 1, 2020, and the adoption of this guidance did not have a material impact on the Company's consolidated financial statements. The Company adopted the guidance related to credit losses on the required effective date beginning January 1, 2023. The adoption of the credit losses guidance did not have an impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope*. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the "discounting transition"). The standard expands the scope of ASC 848, *Reference Rate Reform* and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally could be applied through December 31, 2022. During the three months ended June 30, 2023, the Company elected to apply the practical expedients to modifications of qualifying contracts as continuation of the existing contract rather than as a new contract. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The standard is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity's own equity. The ASU also enhances information transparency by making targeted improvements to the related disclosures guidance. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The Company adopted the standard on the required effective date beginning January 1, 2024, and it was applied using a modified retrospective method of transition. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The standard improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability, as well as payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU requires companies to apply guidance in ASC 606, *Revenue from Contracts with Customers*, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination, and, thus, creates an exception to the general recognition and measurement principle in ASC 805, *Business Combinations*. The Company adopted the standard on the required effective date beginning January 1, 2024, using a prospective transition method for business combinations occurring on or after the effective date. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The guidance is intended to improve the decision usefulness of information provided to investors about certain loan refinancing, restructurings, and write-offs. The standard eliminates the recognition and measurement guidance on TDRs for creditors after they have adopted ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* and requires them to make enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. The Company adopted the standard on the required effective date beginning January 1, 2023. The guidance for recognition and measurement of TDRs was applied using a prospective transition method, and the amendments related to disclosures were applied prospectively. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU was effective upon issuance and generally could be applied through December 31, 2022. Because the relief in ASC 848, *Reference Rate Reform* may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 deferred the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU was effective upon issuance. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the Company's financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. Refer to Note 16 — Segment Information. The adoption of the new guidance did not have an impact on the Company's consolidated financial statements.

New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements*. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025, and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other companies. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses will also be required. The new guidance will become effective for the Company's financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

On March 6, 2024 the SEC recently adopted the final rules, *The Enhancement and Standardization of Climate-Related Disclosures for Investors,* that would require registrants to provide climate-related disclosures in a note to the audited financial statements. The disclosures would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates ("RECs") are deemed a material component of the registrant's plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. Subsequent to the issuance, the SEC has released an order staying the final rules pending judicial review of all of the petitions challenging the rules. Absent the stay, the rules would have been effective for the Company on May 28, 2024 and phased in starting in 2027. Management is currently monitoring the developments pertaining to the rules and any resulting potential impacts on the Company's consolidated financial statements.

Note 3 – Investment in Real Estate

Investment in real estate, net consisted of the following at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Building and building improvements	$ 924,316,055	$ 895,144,029
Land	118,780,392	108,980,432
Total	1,043,096,447	1,004,124,461
Accumulated depreciation	(88,012,426)	(62,780,887)
Investment in real estate, net	$ 955,084,021	$ 941,343,574

As of December 31, 2024, the Company owned interests in 34 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term[1]	Acquisition Date	Purchase Price[3]
Walgreens Grand Rapids ("GR Property")	100%	Grand Rapids, MI	1	14,552	12.6 years[2]	July 2017	$ 7,936,508
CF Net Lease Portfolio IV DST ("Net Lease DST Properties")	0%	Various	7	103,537	11.9 years	September 2017	$ 35,706,642
Daimler Trucks North America Office Building ("FM Property")	100%	Fort Mill, SC	1	150,164	4.0 years	February 2018	$ 40,000,000
Alliance Data Systems Office Building ("CO Property")	100%	Columbus, OH	1	241,493	7.7 years	July 2018	$ 46,950,000
Hoya Optical Labs of America ("Lewisville Property")	100%	Lewisville, TX	1	89,473	3.5 years	November 2018	$ 14,120,000
Williams Sonoma Office Building ("SF Property")	75%	San Francisco, CA	1	13,907	0.0 years[5]	September 2019	$ 11,600,000
Martin Brower Industrial Buildings ("Buchanan Property")	100%	Phoenix, AZ	1	93,302	7.2 years	November 2019	$ 17,300,000
Multifamily Residential Property ("Keller Property")	5%	Carrolton, TX	1	255,627	multiple[4]	February 2021	$ 56,500,000
Multifamily Residential Property ("Summerfield Property")	100%	Landover, MD	1	452,876	multiple[4]	March 2021	$ 115,500,000
Amazon Last Mile Cleveland ("Madison Ave Property")	100%	Cleveland, OH	1	168,750	6.2 years	May 2021	$ 30,800,000
Valencia California ("Valencia Property")	10%	Santa Clarita, CA	1	180,415	11.0 years	July 2021	$ 92,000,000
De Anza Plaza Office Buildings ("De Anza Property")	100%	Cupertino, CA	1	83,959	6.6 years	July 2021	$ 63,750,000
Multifamily Residential Property ("Kacey Property")	10%	Kingwood, TX	1	296,991	multiple[4]	November 2021	$ 67,000,000
Multifamily Residential Property ("Industry Property")	10%	Columbus, OH	1	187,678	multiple[4]	December 2021	$ 81,000,000
Mars Petcare Dry/Cold Storage Facility ("Fisher Road Property")	100%	Columbus, OH	1	465,256	2.4 years	March 2022	$ 58,000,000
Multifamily Residential Property ("Longmire Property")	96.46%	Conroe, TX	1	231,720	multiple[4]	April 2022	$ 43,400,000
Office Tower ("ON3 Property")	10%	Nutley, NJ	1	332,818	14.0 years	April 2022	$ 131,667,000
Multifamily Residential Property ("West End Property")	10%	Lenexa, KS	1	299,813	multiple[4]	August 2022	$ 69,375,000
Multifamily Residential Property ("Palms Property")	10%	Houston, TX	1	222,672	multiple[4]	August 2022	$ 48,000,000
Land ("Mount Comfort Land")	100%	Greenfield, IN	0	1 - acre	11.3 years	October 2022	$ 445,000
Multifamily Residential Property ("Pearland Property")	5%	Pearland, TX	1	219,624	multiple[4]	June 2023	$ 40,500,000
CF WAG Portfolio DST ("WAG Portfolio Properties")	100%	Various	8	118,339	11.9 years	September 2024	$ 42,000,000

(1) Reflects number of years remaining until the tenant's first termination option.
(2) On March 9, 2021, the tenant (Walgreens) of the Net Lease DST waived the lease termination option and extended the first-term maturity by five years to November 30, 2036. On March 14, 2022, the tenant (Walgreens) of the GR Property SPE waived the lease termination option and extended the non-cancelable term of the lease by five years to July 31, 2037.
(3) Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.
(4) Indicates individual tenant leases (with a 1-year average lease term) for the multifamily residential properties.
(5) The lease with William Sonoma expired on December 31, 2021. As of March 31, 2025, the SF Property is vacant.

Note 4 - Intangibles

The amortization of acquired above-market and/or below-market leases is recorded as an adjustment to Rental revenue on the consolidated statements of operations. For the years ended December 31, 2024 and December 31, 2023, the net amount of such amortization was included as an increase to rental income of $1,753,880 and $1,759,632, respectively.

The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For the year ended December 31, 2024 and December 31, 2023, the net amount of such amortization was $8,206,312 and $9,691,373, respectively.

The amortization of tax abatement on property improvements is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For both the year ended December 31, 2024 and December 31, 2023, the net amount of such amortization was $1,045,714.

As of December 31, 2024 and December 31, 2023, the gross carrying amount and accumulated amortization of the Company's intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
Intangible assets:		
In-place lease intangibles	$ 98,951,471	$ 93,194,479
Above-market lease intangibles	2,323,246	2,112,734
Tax abatement on property improvements intangibles	14,640,000	14,640,000
Total intangible assets	115,914,717	109,947,213
Accumulated amortization:		
In-place lease amortization	(40,141,626)	(31,935,314)
Above-market lease amortization	(833,754)	(631,624)
Tax abatement on property improvements amortization	(3,224,286)	(2,178,572)
Total accumulated amortization	(44,199,666)	(34,745,510)
Intangible assets, net	$ 71,715,051	$ 75,201,703

The estimated future amortization on the Company's intangible assets for each of the next five years and thereafter as of December 31, 2024 is as follows:

Year	In-place Lease Intangibles	Above-market Lease Intangibles	Tax Abatement on Property Improvements	Total
2025	7,746,538	213,633	1,045,714	9,005,885
2026	6,998,661	213,633	1,045,714	8,258,008
2027	5,752,359	213,633	1,045,714	7,011,706
2028	5,313,351	213,633	1,045,714	6,572,698
2029	4,773,861	213,633	1,045,714	6,033,208
Thereafter	28,225,075	421,327	6,187,144	34,833,546
	$ 58,809,845	$ 1,489,492	$ 11,415,714	$ 71,715,051

As of December 31, 2024 and December 31, 2023, the gross carrying amount and accumulated amortization of the Company's Intangible liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Intangible liabilities:		
Below-market lease intangibles	$ 25,186,312	$ 25,186,312
Accumulated amortization:		
Below-market lease amortization	(7,880,021)	(5,897,213)
Intangible liabilities, net	$ 17,306,291	$ 19,289,099

The estimated future amortization on the Company's intangible liabilities for each of the next five years and thereafter as of December 31, 2024 is as follows:

Year	Below-market Lease Intangibles
2025	$ 1,982,809
2026	$ 1,891,681
2027	$ 1,556,636
2028	$ 1,380,785
2029	$ 1,358,346
Thereafter	$ 9,136,034
	$ 17,306,291

Note 5 - Five Year Minimum Rental Payments

The estimated future minimum rents the Company expects to receive for the GR Property, FM Property, CO Property, Lewisville Property, the Net Lease DST Properties, Buchanan Property, Madison Ave Property, Valencia Property, De Anza Property, Fisher Road Property, ON3 Property, Mount Comfort Land, and WAG Portfolio Properties for each of the next five years and thereafter through the end of the primary term as of December 31, 2024 is as follows:

Year	GR Property	FM Property	CO Property	Lewisville Property	Net Lease DST Properties	Buchanan Property	Madison Ave Property	Valencia Property	DeAnza Property	Fisher Road Property	ON3 Property	Mount Comfort Land	WAG Portfolio Properties	Total
2025	500,000	2,770,526	3,356,771	971,713	2,320,167	1,079,150	1,533,241	4,799,430	4,067,880	3,026,878	6,510,433	49,564	2,372,256	33,358,009
2026	500,000	2,826,087	3,392,689	971,713	2,421,044	1,079,150	1,571,572	4,943,413	4,179,206	3,087,361	6,640,642	50,432	2,382,140	34,045,449
2027	500,000	2,883,149	3,428,990	971,713	2,421,044	1,079,150	1,610,862	5,091,716	4,304,583	1,296,901	6,773,455	51,314	2,490,869	32,903,746
2028	500,000	2,940,211	3,465,681	500,432	2,421,044	1,121,781	1,651,133	5,244,468	4,433,720	—	6,908,924	52,212	2,490,869	31,730,475
2029	500,000	—	3,502,763	—	2,521,288	1,125,657	1,692,411	5,401,802	4,566,732	—	7,047,102	53,126	2,490,869	28,901,750
Thereafter	3,791,667	—	9,782,231	—	17,969,443	2,532,728	2,179,244	35,989,299	7,495,003	—	70,116,700	338,859	17,851,225	168,046,399
Total	$ 6,291,667	$ 11,419,973	$ 26,929,125	$ 3,415,571	$ 30,074,030	$ 8,017,616	$ 10,238,463	$ 61,470,128	$ 29,047,124	$ 7,411,140	$ 103,997,256	$ 595,507	$ 30,078,228	$ 328,985,828

Note: Multifamily properties have been excluded as the typical lease has a 1-year average lease term.

Note 6 - Investments in Real Estate-Related Assets

Preferred Equity Investment – Denver, PA

On January 2, 2019, the Company, through the Operating Partnership, made a preferred equity investment, together with a subsidiary of CFI. The Company's initial investment of $4,779,353 was made through the Pennsylvania SPE, in which, as of January 2, 2019, the Company owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests.

The Pennsylvania SPE entered into a joint venture agreement (the "Pennsylvania JV") with a subsidiary of USRA Net Lease III Capital Corp ("USRA"). The Company and CFI, by and through the Pennsylvania SPE, invested $11,805,000 of capital in the Pennsylvania JV. The Pennsylvania JV is the sole member of an entity that purchased the PA Property for a purchase price of $117,050,000. The acquisition of the PA Property was also financed by a mortgage loan in the amount of $76,732,500 (the "PA Mortgage Loan") provided by Goldman Sachs Mortgage Company (the "PA Mortgage Lender"). In connection with entering into the Pennsylvania JV, CF Real Estate Holdings, LLC, an affiliate of CFI ("CFREH"), entered into a Back-Up Indemnification Agreement (the "CFREH Indemnification Agreement") with USRA, whereby CFREH agreed to indemnify USRA and certain of its affiliates from certain claims that may be asserted by the PA Mortgage Lender to the extent that such claims are caused by CFREH, the Pennsylvania SPE, or any of their affiliates.

The PA Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons Companies Inc. ("Albertsons"), which serves as the guarantor of the lease (the "PA Property Lease"). The PA Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

Subsequent to January 2, 2019, the Company purchased additional membership interests in the Pennsylvania SPE from CFI totaling $7,025,647, bringing the Company's total investment in the Pennsylvania SPE to $11,805,000 and the Company's interest in the Pennsylvania SPE to 100%. Accordingly, on December 24, 2019, the Company entered into a Back-Up Indemnification Agreement, whereby the Company assumed all of the past, present and future obligations and liabilities of CFREH under the CFREH Indemnification Agreement, and CFREH was released of such obligations. As of the date hereof, there are no outstanding claims or obligations under the CFREH Indemnification Agreement.

Based on the Company's consolidation analysis, which was performed in accordance with ASC Topic 810, *Consolidation* as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Pennsylvania SPE.

On October 25, 2024, the Company disposed of its investment in the PA Property for $10,232,782, resulting in a net loss of $1,572,218 which has been included in Loss from sale of investments in the Company's accompanying consolidated statement of operations.

Mezzanine Loan – Melrose Park, IL

On January 2, 2019, the Company, through the Operating Partnership, made a mezzanine loan investment, together with CFI. The Company's initial investment of $5,099,190 was made through the Illinois SPE, in which, as of January 2, 2019, the Company owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests.

The Illinois SPE originated a fixed rate, subordinate mezzanine loan in the amount of $12,595,000 to Chicago Grocery Mezz B, LLC, which is owned and controlled by USRA, for the acquisition of the IL Property for a contract purchase price of $124,950,000.

The IL Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons, which serves as the guarantor of the lease (the "IL Property Lease"). The IL Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

Subsequent to January 2, 2019, the Company purchased additional membership interests in the Illinois SPE from CFI totaling $7,495,810, bringing the Company's total investment in the Illinois SPE to $12,595,000 and the Company's interest in the Illinois SPE to 100%. Subject to the limitations in the Company's charter, the purchase price for any membership interests purchased from CFI was equal to CFI's purchase price in exchange for such membership interests.

Based on the Company's consolidation analysis, which was performed in accordance with ASC Topic 810, *Consolidation* as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Illinois SPE.

On October 25, 2024, the Company disposed of its investment in the IL Property for $10,782,087, resulting in a net loss of $1,812,913 which has been included in Loss from sale of investments in the Company's accompanying consolidated statement of operations.

Station DST Interests

On November 25, 2020, the Company acquired, through the Operating Partnership, beneficial interests (the "Station Interests") in the Station DST, for a purchase price of $7.6 million. The Station Interests were acquired in a private placement offering managed by an affiliate of CFI. The Station Interests held represent 15% of the Station DST.

On October 29, 2020, the Station DST acquired the fee simple interest in a 444-unit apartment community located in Irving, Texas (the "Station DST Property"), for a total purchase price of $106 million. The purchase price was comprised of $47.1 million in equity and $58.9 million in proceeds from a mortgage loan. At December 31, 2024, the Station DST Property is 90.32% occupied.

The value of the Station Interests was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property as of November 30, 2020, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting the Company's ownership interest in the Station DST (15%).

Based on the Company's consolidation analysis, the Company determined itself not to be the primary beneficiary of the Station DST and has therefore accounted for as investment in the Station DST under the equity method of accounting in accordance with ASC 323. The Company's consolidation analysis was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies.

The results of operations for the Company's investments in real estate-related assets for the year ended December 31, 2024 and December 31, 2023 are summarized below:

Station DST	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues	$ 8,044,606	$ 7,672,593
Operating expenses	(5,470,360)	(5,014,337)
Other expenses, net	(1,663,133)	(1,658,420)
Net income	$ 911,113	$ 999,836
Net income attributable to the Company(1)	$ 136,667	$ 149,975

Note: (1) Represents the Company's allocable share of net income based on the Company's ownership interest in the underlying investment in real estate-related assets and is included within Income from investments in real-estate related assets on the Company's consolidated statements of operations.

Note 7 – Investment in Debt Securities, at Fair Value

CMBS Debt Securities

On August 9, 2023, the Company made an investment in $7,500,000 of investment-grade rated Class D BMO 2023-5C1 CMBS with a 4.00% coupon. The Company paid $0.69 on the dollar for the securities. Subsequently, on May 7, 2024, the Company sold its investment in Class D BMO 2023-5C1 CMBS for $6,125,000, resulting in a realized gain of $923,276.

On November 7, 2023, the Company made an investment in $5,060,000 of investment-grade rated Class D BMO 2023-5C2 CMBS with a 5.00% coupon. The Company paid $0.70 on the dollar for the securities. Subsequently, on March 18, 2024, the Company sold its investment in the Class D BMO 2023-5C2 CMBS for $4,274,997, resulting in a realized gain of $711,645.

As of December 31, 2024, the Company had no investment in debt securities.

The following table provides additional information for the Company's investment in debt securities as of December 31, 2023:

December 31, 2023					
Type of Security	Weighted Average Coupon	Weighted Average Maturity Date	Face Amount	Cost Basis	Fair Value
Class D BMO 2023-5C1 CMBS	4%	8/15/2028	$ 7,500,000	$ 5,201,725	$ 5,425,781
Class D BMO 2023-5C2 CMBS	5%	11/15/2028	$ 5,060,000	$ 3,563,352	$ 3,793,419
Total debt securities			**$ 12,560,000**	**$ 8,765,077**	**$ 9,219,200**

The following table details the interest income, the unrealized gain (loss) from changes in fair value, and the realized gain from dispositions recognized for the Company's investment in debt securities, at fair value, during the years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Interest income	$ 159,816	$ 149,045
Unrealized gain (loss)	(454,123)	454,124
Realized gain	1,634,920	—
Net gain from investment in debt securities	$ 1,340,613	$ 603,169

Note 8 – Loans Payable

On July 11, 2017, in connection with the purchase of the GR Property (refer to Note 3 – Investment in Real Estate), a wholly owned subsidiary of the Operating Partnership entered into a loan agreement (the "GR Loan") with UBS AG with an outstanding principal amount of $4,500,000. The GR Loan provides for monthly interest payments which accrue through the 10th of each month. The GR Loan bears interest at an initial fixed rate of 4.11% per annum through the anticipated repayment date, July 6, 2027, and thereafter at a revised interest rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield through the maturity date June 30, 2032. On October 18, 2024, the GR Loan was fully paid off through refinancing and the transfer of the debt to the Credit Facility. The new loan draw from the Credit Facility totaled $4,614,000 and is governed by the terms and conditions specified in the Credit Facility Agreement.

On February 1, 2018, in connection with the purchase of the FM Property (refer to Note 3 – Investment in Real Estate), the FM Property SPE entered into a loan agreement (the "FM Loan") with UBS AG with an outstanding principal amount of $21,000,000. The FM Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.43% per annum through the anticipated repayment date, February 6, 2028 (the "FM Anticipated Repayment Date"), and thereafter at revised rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the FM Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the FM Loan covenants.

On July 31, 2018, in connection with the purchase of the CO Property (refer to Note 3 – Investment in Real Estate), the CO Property SPE entered into a loan agreement (the "CO Loan") with a related party, Cantor Commercial Real Estate ("CCRE"), with an outstanding principal amount of $26,550,000. The CO Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.94% per annum through the anticipated repayment date, August 6, 2028 (the "CO Anticipated Repayment Date"), and thereafter at an increased rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the CO Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the CO Loan covenants.

On November 15, 2016, in connection with the purchase of the Net Lease DST Properties, the Net Lease DST entered into a loan agreement (the "DST Loan") with Citigroup Global Markets Realty Corp. with an outstanding principal amount of $22,495,184. The DST Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.59% per annum through anticipated repayment date, December 1, 2026 (the "DST Anticipated Repayment Date"), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the DST Anticipated Repayment Date.

On November 26, 2019, in connection with the purchase of the Buchanan Property (refer to Note 3 – Investment in Real Estate), the Buchanan Property SPE entered into a loan agreement (the "Buchanan Loan") with Goldman Sachs Bank USA with an outstanding principal amount of $9,600,000. The Buchanan Loan provides for monthly interest payments and bears interest at an initial fixed rate of 3.52% per annum through the anticipated repayment date, December 1, 2029 (the "Buchanan Anticipated Repayment Date"), and thereafter at revised rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the Buchanan Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the Buchanan Loan covenants.

On February 25, 2021, in connection with the purchase of the Keller Property, an indirect subsidiary of the Operating Partnership, 3221 Keller Springs Road Owner, LLC (the "Keller SPE"), entered into a loan agreement (the "Keller Loan") with CBRE Multifamily Capital, Inc. (the "Keller Lender") with an outstanding principal amount of $31,277,000. Prior to the funding of the Keller Loan, the Company entered into a rate capitalization agreement (the "Rate Capitalization Agreement") with SMBC Capital Markets, Inc., (the "Cap Seller"), in which the Cap Seller agrees to make payments to the Company commencing on February 25, 2021 until March 1, 2024. On January 10, 2024, the Company entered into a new rate capitalization agreement (the "New Rate Capitalization Agreement") with the Cap Seller, in which the Cap Seller agrees to make payments to the Company commencing on March 1, 2024 until March 1, 2026. Under the terms of the New Rate Capitalization Agreement, the Cap Seller is obligated to make payments to the Company in the event that 30-Day Average SOFR exceeds the Cap Rate, of 3.74%. On July 24, 2024, an indirect subsidiary of the Operating Partnership, the Keller DST, entered into a new loan agreement with Insurance Strategy Funding Corp. LLC for $33,500,000 and repaid the Keller Loan. The new loan bears interest at 5.63% per annum and matures on August 1, 2031.

On March 26, 2021, in connection with the purchase of the Summerfield Property, the Summerfield DST entered into a loan agreement (the "Summerfield Loan") with Arbor Private Label, LLC for an outstanding amount of $76,575,000. The Summerfield Loan provides for monthly interest payments and bears a fixed interest rate of 3.650% per annum, through the maturity date of April 1, 2031.

On July 7, 2021, in connection with the purchase of the Valencia Property, the Valencia DST entered into a loan agreement (the "Valencia Loan") with The Northern Trust Company (the "Valencia Lender") for an outstanding amount of $55,200,000. The Valencia Loan provides for monthly interest payments and bears interest on (i) one hundred ninety-five basis points (1.95%) or (ii) the sum of

Auto LIBOR plus the Rate Margin of (1.95%), through the maturity date of July 8, 2031. Prior to the funding of the Valencia Loan, the Company entered into an interest rate swap agreement with The Northern Trust Company (the "Valencia Swap Counterparty") which calls for the Company to pay a fixed rate of 3.39% per annum on the swap (the "Valencia Swap") with a notional of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. On April 27, 2023, the Valencia DST amended its agreements for the Valencia Loan and the Valencia Swap to convert the interest rate to SOFR in accordance with ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* Under the terms of the amended agreement, the Valencia Loan bears an annual interest rate of the greater of (i) one hundred ninety-five basis points (1.95%) or (ii) SOFR plus two and three hundredths of one percent (2.03%), through the maturity date of July 8, 2031. The Valencia Swap will maintain the same fixed rate of 3.39% per annum in exchange for a variable rate of SOFR plus 2.03% to be paid by the Valencia Swap Counterparty.

On November 4, 2021, in connection with the purchase of the Kacey Property, the Kacey DST entered into a loan agreement (the "Kacey Loan") with Arbor Private Label, LLC (the "Kacey Lender") for an outstanding principal amount of $40,640,000. The Kacey Loan provides for monthly interest payments and bears a fixed interest rate of 3.536% per annum, through the maturity date of December 1, 2031.

On December 6, 2021, in connection with the purchase of the Industry Property, the Industry DST entered into a loan agreement (the "Industry Loan") with Arbor Private Label, LLC (the "Industry Lender") for an outstanding principal amount of $43,200,000. The Industry Loan provides for monthly interest payments and bears a fixed interest rate of 3.357% per annum, through the maturity date of January 1, 2032.

On April 22, 2022, in connection with the purchase of the ON3 Property, the ON3 DST entered into a loan agreement (the "ON3 Loan") with JP Morgan Asset Management (the "ON3 Lender") for an outstanding principal amount of $66,731,250. The ON3 Loan provides for monthly interest payments and bears a fixed interest rate of 4.073% per annum, through the maturity date of May 1, 2032.

On August 9, 2022, in connection with the purchase of the West End Property, the West End DST entered into a loan agreement (the "West End Loan") with JP Morgan Investment Management Inc (the "West End Lender") for an outstanding principal amount of $29,000,000. The West End Loan provides for monthly interest payments and bears a fixed interest rate of 4.754% per annum, through the maturity date of September 1, 2032.

On August 31, 2022, in connection with the purchase of the Palms Property, the Palms DST entered into a loan agreement (the "Palms Loan") with JP Morgan Chase Bank (the "Palms Lender") for an outstanding principal amount of $20,000,000. The Palms Loan provides for monthly interest payments and bears a fixed interest rate of 4.625% per annum, through the maturity date of September 1, 2032.

On June 30, 2023, in connection with the purchase of the Pearland Property, the Pearland DST entered into a loan agreement (the "Pearland Loan") with Insurance Strategy Funding Corp, LLC (the "Pearland Lender") for an outstanding principal amount of $22,500,000. The Pearland Loan provides for monthly interest payments and bears a fixed interest rate of 5.82% per annum, through the maturity date of July 1, 2033.

On September 1, 2024, in connection with the assignment and assumption of the WAG Portfolio Property, the Company acquired a loan with an outstanding principal amount of $26,635,694 under a loan agreement entered into on November 15, 2016 (the "WAG Portfolio Loan") between WAG Portfolio DST and Cantor Commercial Real Estate Lending, L.P. (the "WAG Portfolio Lender"). The WAG portfolio Loan provides monthly interest payments and bears an initial fixed interest rate of 4.59% per annum through the anticipated repayment date, December 1, 2026 (the "WAG Portfolio DST Anticipated Repayment Date"), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the WAG Portfolio DST Anticipated Repayment Date. The carrying value of the WAG Portfolio Loan approximates its fair value.

Credit Facility – Citizens Bank

On July 23, 2021, the Company and the Operating Partnership secured a $100 million senior secured revolving credit facility (the "Citizens Facility") with Citizens Bank, N.A. (the "Facility Lender"). Under the credit facility agreement (as amended the "Credit Facility Agreement"), the total commitment can increase to $200 million, subject to lender approvals and conditions. The facility matures on July 23, 2024, with two one-year extension options, contingent on compliance with financial covenants and payment of an extension fee. The Credit Facility Agreement calls for an interest rate based on either term SOFR plus a margin of 1.75%-2.25% or an alternative base rate plus 0.75%-1.25%, depending on the loan-to-value ratio. On September 29, 2023, the facility's borrowing capacity increased to $125 million and certain geographic concentration limits were adjusted. The First Extension Option was exercised on July 10, 2024, extending the maturity to July 23, 2025. As of December 31, 2024, properties including the Lewisville, Madison Ave, De Anza, Longmire, Fisher Road, and GR Properties were pledged as collateral.

On October 18, 2024, the GR Loan was refinanced for $4,614,000. As part of the refinancing, the loan was incorporated in the Citizens Facility, with the GR Property pledged as collateral. The loan draw is governed by the same terms and conditions outlined in the Credit Facility Agreement.

As of December 31, 2024, the amounts outstanding under the Citizen Facility were approximately $61.2 million.

As of December 31, 2024 and December 31, 2023, the Company's Loans payable balance was $549,780,728 and $529,169,778, net of deferred financing costs, respectively. As of December 31, 2024 and December 31, 2023, deferred financing costs were $5,001,576 and $4,598,656, net of accumulated amortization of $3,216,728 and $2,295,932, respectively, which has been accounted for within Interest expense on the consolidated statements of operations.

Information on the Company's Loans payable as of December 31, 2024 and December 31, 2023 is as follows:

Description	December 31, 2024																
	GR Property	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAG Portfolio Property	Total
Principal amount of loans	$ —	$ 21,000,000	$ 26,550,000	$ 22,495,184	$ 9,600,000	$ 33,500,000	$ 76,575,000	$ 55,200,000	$ 61,155,176	$ 40,640,000	$ 43,200,000	$ 66,731,250	$ 29,000,000	$ 20,000,000	$ 22,500,000	$ 26,635,694	$ 554,782,304
Less: Deferred financing costs, net of accumulated amortization of $3,216,728	—	(74,150)	(134,075)	(175,506)	(53,231)	(1,408,556)	(137,183)	(581,753)	(147,336)	(261,252)	(315,018)	(705,055)	(341,002)	(298,812)	(368,647)	-	$(5,001,576)
Loans payable, net of deferred financing costs and amortization	$ —	$ 20,925,850	$ 26,415,925	$ 22,319,678	$ 9,546,769	$ 32,091,444	$ 76,437,817	$ 54,618,247	$ 61,007,840	$ 40,378,748	$ 42,884,982	$ 66,026,195	$ 28,658,998	$ 19,701,188	$ 22,131,353	$ 26,635,694	$ 549,780,728

Description	December 31, 2023															
	GR Property	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	Total
Principal amount of loans	$ 4,500,000	$ 21,000,000	$ 26,550,000	$ 22,495,184	$ 9,600,000	$ 31,277,000	$ 76,575,000	$ 55,200,000	$ 64,500,000	$ 40,640,000	$ 43,200,000	$ 66,731,250	$ 29,000,000	$ 20,000,000	$ 22,500,000	$ 533,768,434
Less: Deferred financing costs, net of accumulated amortization of $2,295,932	(28,898)	(92,725)	(151,528)	(201,034)	(60,340)	(239,043)	(159,192)	(671,248)	(398,392)	(299,125)	(360,127)	(801,445)	(385,575)	(337,867)	(412,117)	(4,598,656)
Loans payable, net of deferred financing costs and amortization	$ 4,471,102	$ 20,907,275	$ 26,398,472	$ 22,294,150	$ 9,539,660	$ 31,037,957	$ 76,415,808	$ 54,528,752	$ 64,101,608	$ 40,340,875	$ 42,839,873	$ 65,929,805	$ 28,614,425	$ 19,662,133	$ 22,087,883	$ 529,169,778

For the years ended December 31, 2024 and December 31, 2023, the Company incurred $27,380,513 and $23,557,360, respectively, of interest expense, which is included within Interest expense on the consolidated statements of operations. As of December 31, 2024 and December 31, 2023, $1,868,146 and $1,932,231 respectively, was unpaid and is recorded as accrued interest payable on the Company's consolidated balance sheets. All of the unpaid interest expense accrued as of December 31, 2024 and December 31, 2023 was paid during January 2025 and January 2024, respectively.

Also included within Interest expense on the consolidated statements of operations is amortization of deferred financing costs, which, for the years ended December 31, 2024 and December 31, 2023, was $1,094,157 and $1,001,402, respectively.

The following table presents the future principal payments due under the Company's loan agreements as of December 31, 2024:

Year	Amount
2025	61,155,176
2026	49,130,878
2027	—
2028	47,550,000
2029	9,600,000
Thereafter	387,346,250
Total	**$ 554,782,304**

Note 9 – Stockholders' Equity

Initial Public Offering

On October 17, 2016, the Company filed a registration statement with the SEC on Form S-11 in connection with the Initial Offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in its Primary Offering and up to $250 million in shares pursuant to its DRP. The registration statement was subsequently declared effective on March 23, 2017. On May 18, 2017, the Company satisfied the Minimum Offering Requirement for the Initial Offering as a result of CFI's purchase of $2.0 million in Class I shares. On March 20, 2020, the Company filed a second registration statement on Form S-11 with the SEC for the Follow-On Offering. Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP pursuant to a Registration Statement on Form S-3. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to the DRP. Additionally, on July 30, 2020, the Company amended its charter (as amended, the "Charter") to redesignate its issued and outstanding classes of common stock. As described in the Company's Second Articles of Amendment to Second Articles of Amendment and Restatement, the Company has redesignated its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as "Class AX Shares," "Class TX Shares" and "Class IX Shares," respectively. This change has not impacted the rights associated with the Class A shares, Class T shares and Class I Shares. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC (the "Third Offering"), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to a distribution reinvestment plan.

As of December 31, 2024, the Company's total number of authorized shares was 400,000,000, consisting of 10,000,000 of Class AX authorized common shares, 5,000,000 of Class TX authorized common shares 5,000,000 of Class IX authorized common shares, 100,000,000 of Class T authorized common shares, 20,000,000 of Class S authorized common shares, 60,000,000 of Class D authorized common shares, and 200,000,000 of Class I authorized common shares. The Class AX Shares, Class D Shares, Class I Shares, Class IX Shares, Class S Shares, Class T Shares and Class TX Shares have the same voting rights and rights upon liquidation, although distributions are expected to differ due to the distribution fees payable with respect to Class D Shares, Class S Shares, Class T Shares and Class TX Shares, which will reduce distributions to the holders of such classes of shares.

CFI has paid a portion of selling commissions and all of the dealer manager fees ("Sponsor Support"), up to a total of 4.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, and up to a total of 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. Selling commissions and dealer manager fees were presented net of Sponsor Support on the Company's consolidated statements of stockholders' equity. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company's common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company's assets or any similar transaction or any transaction pursuant to which a majority of the Company's board of directors then in office are replaced or removed, or (ii) upon the termination of the Advisory Agreement (as defined below) by the Company or by the Advisor. In each such case, the Company will only reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company's stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such invested capital.

The Company also has 50 million shares of preferred stock, $0.01 par value, authorized. No shares of preferred stock are issued or outstanding.

Cantor Fitzgerald & Co. (the "Dealer Manager"), a related party, provided dealer manager services in connection with the Initial Offering and, subsequently, the Follow-On Offering and the Third Offering, together (the "Offerings"). The Offerings are best efforts offerings, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in each of the Offerings, but will use its best efforts to sell the shares of common stock. The Company has entered into the dealer manager agreement with the Dealer Manager in connection with the Initial Offering (together with the Follow-On Offering and the Third Offering, collectively, the "Dealer Manager Agreements") pursuant to which the Dealer Manager was designated as the dealer-manager for the Offerings.

As of December 31, 2024, the Company had 12,604,572 shares of its common stock outstanding (consisting of 3,525,933 Class AX Shares, 6,067 Class TX Shares and 1,129,756 Class IX Shares, 5,935,802 Class I Shares, 1,437,326 Class T Shares, 562,589 Class D Shares and 7,099 Class S Shares) in the Offerings.

As of December 31, 2023, the Company had 14,625,677 shares of its common stock outstanding (consisting of 3,840,761 Class AX Shares, 178,873 Class TX Shares, 1,178,536 Class IX Shares, 7,313,276 Class I Shares, 1,462,448 Class T Shares, 644,697 Class D Shares and 7,086 Class S Shares) in the Offerings.

As of December 31, 2024, the Company had aggregate net proceeds of $323,152,589 in the Offerings. As of December 31, 2023, the Company had aggregate net proceeds of $366,242,849 in the Offerings. The aggregate net proceeds consists of gross proceeds less distribution fees, O&O Cost and redemptions.

Distributions

The Company's board of directors has authorized, and the Company has declared, distributions for the period September 1, 2020 through April 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such classes of shares as further described in the applicable prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

As of December 31, 2024 and December 31, 2023, the Company has declared cumulative distributions of $95,295,921 and $74,213,269, respectively, of which $1,645,729 and $1,922,448, respectively, was unpaid as of the respective reporting dates and has been recorded as distributions payable on the accompanying consolidated balance sheets. All of the unpaid distributions as of December 31, 2024 and December 31, 2023, were paid during January 2025 and January 2024, respectively. As of December 31, 2024 and December 31, 2023, distributions reinvested pursuant to the Company's DRP were $28,920,988 and $22,817,372, respectively.

Redemptions

Stockholders are eligible to have their shares repurchased by the Company pursuant to the Fourth Amended and Restated Share Repurchase Program ("Amended SRP").

Repurchases of shares under the Amended SRP are made on a monthly basis. Subject to the limitations of and restrictions provided for in the Amended SRP, and subject to funds being available, shares repurchased under the Amended SRP are repurchased at the transaction price in effect on the date of repurchase, which, generally will be a price equal to the NAV per share applicable to the class of shares being repurchased and most recently disclosed by the Company in a public filing with the SEC. Under the Amended SRP, the Company may repurchase during any calendar month shares of its common stock whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of the aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of the Company's aggregate NAV as of the last calendar day of the prior calendar quarter. During the year end December 31, 2024, the Company received repurchase requests that exceeded the 2% monthly limit and 5% quarterly limit under the Company's Amended SRP. Therefore, as a result of the aforementioned monthly and quarterly limits, the Company repurchased less than the full amount of shares requested during the year ended December 31, 2024.

There is no minimum holding period for shares under the Amended SRP and stockholders may request that the Company redeem their shares at any time. However, shares that have not been outstanding for at least one year will be redeemed at 95% of the redemption price that would otherwise apply to the class of shares being redeemed; provided, that, the period that shares were held prior to being converted into shares of different class will count toward the total hold period for such shares. In addition, stockholders who have received shares of the Company's common stock in exchange for their Operating Partnership units may include the period of time the stockholders held such Operating Partnership units for purposes of calculating the total hold period. The Company intends to waive the 5% holding discount with respect to the repurchase of shares acquired pursuant to its distribution reinvestment plan and shares issued as stock dividends. In addition, upon request, the Company intends to waive the 5% holding discount in the case of the death or disability of a stockholder.

During the year ended December 31, 2024, the Company repurchased 2,802,519 shares in the amount of $59,611,544, $2,082,105 of which were outstanding at December 31, 2024. During the year ended December 31, 2023, the Company repurchased 2,536,552 shares in the amount of $63,283,512, $3,864,941 of which were outstanding at December 31, 2023. The amounts outstanding at December 31, 2024 and December 21, 2023 were paid during January 2025 and January 2024, respectively.

Non-controlling Interest

Special Unit Holder

The Special Unit Holder has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units as part of the overall consideration for the services to be provided by the Advisor. In addition, the Special Unit Holder is entitled to receive a performance participation distribution from the Operating Partnership, subject to certain terms and calculations as defined within the amended Operating Partnership agreement. Such allocation (the "Performance Participation Allocation") is paid in cash annually and accrued monthly. The Special Unit Holder is entitled to $9,553,541 pursuant to the Performance Participation Allocation, which has been paid in full by the Company as of the first quarter of 2023. The Special Unit Holder investment in the Operating Partnership, including the Performance Participation Allocation, have been recorded as components of Non-controlling interests in subsidiaries on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.

Non-controlling interest in the SF Property SPE

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the SF Property SPE. Accordingly, the Company has consolidated the SF Property SPE. As of December 31, 2024, the Company's ownership interest in the SF Property SPE was 75%, and Graham Street Realty ("GSR") interest was 25%. GSR's total ownership interest of $2,704,864 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in the Keller DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Keller Property. Accordingly, the Company has consolidated the Keller DST. On July 22, 2024, the Company, through a wholly owned subsidiary, CF Keller TRS, LLC purchased CAF's remaining interest in the Keller Property. In addition, on July 24, 2024, as part of a larger restructuring plan, the Keller Property was transferred into the Keller DST, which was entered into between the Operating Partnership, 3221 Keller Springs, LLC (Depositor) (the "Keller Depositor") and the trustees as outlined in the Keller DST trust agreement.

On August 16, 2024, the Company, through the Operating Partnership, and the Keller DST entered into a managing broker-dealer agreement (the "Keller DST Dealer Manager Agreement"), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering (the "Keller DST Offering") of up to $38,650,000 of the Keller DST's beneficial interest representing 95% of the interests to third party investors on a "best efforts" basis. As of December 31, 2024, the Keller DST had received gross proceeds of $35,400,911 from the offering. The Company's ownership interest in the Keller Property was 5% with the other parties holding 95% of the ownership interests in the Keller Property. The third parties' ownership interest in Keller Property of $20,393,545 was recorded as Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Summerfield DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Summerfield DST. Accordingly, the Company has consolidated the Summerfield DST. On December 2, 2024, the Operating Partnership exercised its fair market value option to acquire the remaining 75% of outstanding equity interest in the Summerfield DST. As of December 31, 2024, the Company's ownership interest in the Summerfield DST was 100%, and other parties no longer have an interest in the Summerfield DST.

In connection with the acquisition of the Summerfield Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "Summerfield MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of Hamilton Zanze ("HZ"). As of December 31, 2024, the Company's ownership interest in the Summerfield MT JV was 100%, and HZ no longer has interest in the Summerfield MT JV.

Non-controlling interest in Valencia DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Valencia DST. Accordingly, the Company has consolidated the Valencia DST. As of December 31, 2024, the Company's ownership interest in the Valencia DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $37,660,243 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Kacey DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Kacey DST. Accordingly, the Company has consolidated the Kacey DST. As of December 31, 2024, the Company's ownership interest in the Kacey DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $18,700,320 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Kacey Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "Kacey MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF Capital Partners ("CAF"), an unrelated third party. As of December 31, 2024, the Company's ownership interest in the Kacey MT JV was 100%, and CAF no longer has interest in the Kacey MT JV.

Non-controlling interest in Industry DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Industry DST. Accordingly, the Company has consolidated the Industry DST. As of December 31, 2024, the Company's ownership interest in the Industry DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $26,829,608 has been recorded as a component of non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Industry Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "Industry MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of BH Equities, LLC ("BH"). As of December 31, 2024, the Company's ownership interest in the Industry MT JV was 100% and BH no longer has interest in the Industry MT JV.

Non-controlling interest in the Net Lease DST

On November 23, 2021, the Company, through the Operating Partnership and the Net Lease DST entered into a managing broker-dealer agreement, (the "DST Dealer Manager Agreement"), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering, (the "DST Offering"), of up to $21,620,000 of the Net Lease DST's beneficial interest representing 100% of the interests to third party investors on a "best efforts" basis. As of December 31, 2024, the Net Lease DST has received gross proceeds of $21,620,000 from the DST Offering.

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Net Lease DST. Accordingly, the Company has consolidated the Net Lease DST. As of December 31, 2024, the other parties' interest was 100%. The other parties' total ownership interest of $10,636,195 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in the Longmire Property SPE

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Longmire Property SPE. Accordingly, the Company has consolidated the Longmire Property SPE. As of December 31, 2024, the Company's ownership interest in the Longmire Property SPE was 96.46% and CAF's interest was 3.54%. CAF's total ownership interest of $750,920 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in ON3 DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the ON3 DST. Accordingly, the Company has consolidated the ON3 DST. As of December 31, 2024, the Company's ownership interest in the ON3 DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $54,767,026 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in West End DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the West End DST. Accordingly, the Company has consolidated the West End DST. As of December 31, 2024, the Company's ownership interest in the West End DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $35,337,264 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the West End Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "West End MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of BH. As of December 31, 2024, the Company's ownership interest in the West End MT JV was 90% and BH's interest was 10%. BH's total ownership interest of $32,355 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Palms DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Palms DST. Accordingly, the Company has consolidated the Palms DST. As of December 31, 2024, the Company's ownership interest in the Palms DST was 10% and other parties' interest was 90%. The other parties' total ownership interest of $25,728,312 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Palms Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "Palms MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of December 31, 2024, the Company's ownership interest in the Palms MT JV was 100% and CAF no longer has interest in the Palms MT JV.

Non-controlling interest in Pearland DST

Based on the Company's consolidation analysis, which was performed in accordance with ASC 810 as described in the "Variable Interest Entities" section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Pearland DST. Accordingly, the Company has consolidated the Pearland DST. As of December 31, 2024, the Company's ownership interest in the Pearland DST was 5% and other parties' interest was 95%. The other parties' total ownership interest of $16,771,809 has been recorded as a component of Non-controlling interests in subsidiaries on the Company's consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Pearland Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the "Pearland MT JV") between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of December 31, 2024, the Company's ownership interest in the Pearland MT JV was 100% and CAF no longer has interest in the Pearland MT JV.

Operating Partnership Units non-controlling interest

On September 1, 2024, the Operating Partnership issued Class I Operating Partnership Units ("OP Units") to third party investors in exchange for a controlling interest of 100% in the WAG Portfolio DST.

On December 2, 2024, the Operating Partnership issued Class I OP Units and Class T OP Units to third party investors in exchange for the remaining 75% of outstanding equity interests in the Summerfield DST.

The following table summarizes the number of Class I OP Units and Class T OP Units issued and outstanding to third-party investors:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Balance at the beginning of the year	—	—
Issuance of Class I OP Units	1,572,425	—
Issuance of Class T OP Units	562,333	—
Balance at the end of period	2,134,758	—

Note 10 – Related Party Transactions

Jointly Owned Investments

As of December 31, 2024 and December 31, 2023, the Company owned interests in ten jointly owned investments with some or all of the remaining interest held by affiliates of the Advisor. Subsequently after each acquisition, the interests held by the affiliates of the Advisor have been sold back to the Company or/and syndicated to third party investors through a private placement offering. The Company consolidates nine of these joint ventures as the primary beneficiary and accounts for the one remaining investment under the equity method of accounting. Refer to the "Variable Interest Entities" section of Note 2 – Summary of Significant Accounting Policies for further information on the Company's VIE policy.

Keller Springs Restructuring

On July 24, 2024, the Company completed a series of transactions to transfer the Keller Property into the Keller DST, with the ability to syndicate out 95% of its interests to third-party investors. As of December 31, 2024, the Keller DST has syndicated out 95% of its interests to third-party investors.

CF WAG Portfolio DST

On September 1, 2024, the Operating Partnership issued 761,971 Class I OP Units in exchange for 100% of the equity interests of the CF WAG Portfolio DST. This acquisition included the transfer of management responsibilities for the portfolio from CFI to the Operating Partnership.

Summerfield Property

On December 2, 2024, the Operating Partnership issued 810,454 Class I OP Units, 562,333 Class T OP Units, and $2.1 million in cash in exchange for 75% of the outstanding equity interests in the Summerfield DST.

Fees and Expenses

The Company and the Advisor are parties to an amended and restated advisory agreement, dated as of June 29, 2018, as amended to date (the "Advisory Agreement"). Pursuant to the Amended Advisory Agreement, and subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying, originating, acquiring and managing investments on behalf of the Company. For providing such services, the Advisor receives the following fees and reimbursements from the Company.

Organization and Offering Expenses. The Company will reimburse the Advisor and its affiliates for O&O Costs it incurs on the Company's behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fee and the other O&O Costs borne by the Company to exceed 15% of gross offering proceeds of each Offering as of the date of the reimbursement. If the Company raises the maximum offering amount in the Offerings and under the DRP, the Company estimates O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees), in the aggregate, to be 1% of gross offering proceeds of the Offerings. These O&O Costs include all costs (other than upfront selling commissions, dealer manager fees and distribution fees) to be paid by the Company in connection with the initial set up of the organization of the Company as well as the Offerings, including legal, accounting, printing, mailing and filing fees, charges of the transfer agent, charges of the Advisor for administrative services related to the issuance of shares in the Offerings, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of the Advisor for costs in connection with preparing supplemental sales materials.

The Advisor has agreed to pay for all of the O&O Costs on the Company's behalf (other than selling commissions, dealer manager fees and distribution fees) through the Escrow Break Anniversary. After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap. Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for such costs on a monthly basis, which continued through May 18, 2021; provided that the Company was not obligated to reimburse any amounts that as a result of such payment would cause the aggregate payments for O&O Costs paid to the Advisor to exceed the 1% Cap as of such reimbursement date.

As of December 31, 2024 and December 31, 2023, the Advisor had incurred $14,747,673 and $13,747,936, respectively, of O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees) on behalf of the Company. The amount of the Company's obligation is limited to the 1% Cap less any reimbursement payments made by the Company to the Advisor for O&O Costs incurred. As of both December 31, 2024 and December 31, 2023, the Company has fulfilled its obligation. As of both December 31, 2024 and December 31, 2023, organizational costs of $90,675, were expensed and offering costs of $3,978,102, were charged to stockholders' equity. As of both December 31, 2024 and December 31, 2023, the Company has made reimbursement payments of $4,068,777, to the Advisor for O&O Costs incurred. As of December 31, 2024, the Advisor has continued to pay all O&O Costs on behalf of the Company.

Asset Management Fees. Asset management fees are due to the Advisor. Asset management fees payable to the Advisor consist of monthly fees equal to one-twelfth of 1.20% of the Company's most recently disclosed NAV.

For the years ended December 31, 2024 and December 31, 2023, the Company incurred asset management fees of $3,571,631 and $4,686,066, respectively. As of December 31, 2024, the total unpaid asset management fees was $4,291,482 and has been included within Due to related parties on the consolidated balance sheet. The amount of asset management fees incurred by the Company during the applicable period is included in the calculation of the limitation of operating expenses pursuant to the 2%/25% Guidelines (as defined and described below).

Other Operating Expenses: Pursuant to the terms of the Advisory Agreement, the Company is obligated to reimburse the Advisor for certain operating expenses. Beginning October 1, 2018, the Company was subject to the limitation that it generally may not reimburse the Advisor for any amounts by which the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in the Advisory Agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period (the "2%/25% Guidelines"). If the Company's independent directors determine that all or a portion of such amounts in excess of the limitation are justified based on certain factors, the Company may reimburse amounts in excess of the limitation to the Advisor. In addition, beginning on October 1, 2018, the Company may request any operating expenses that were previously reimbursed to the Advisor in prior or future periods in excess of the limitation to be remitted back to the Company. As of December 31, 2024, the Company has reimbursed $6,305,141 of the operating expense reimbursement obligation to the Advisor and has accrued but not reimbursed $5,033,894 in operating expenses pursuant to the Advisory Agreement, which represents the current operating expense reimbursement obligation to the Advisor.

The Advisory Agreement provides that, subject to other limitations on the incurrence and reimbursement of operating expenses contained in the Advisory Agreement, operating expenses which have been incurred and paid by the Advisor will not become an obligation of the Company unless the Advisor has invoiced the Company for reimbursement, which will occur in a quarterly statement and accrued for in the respective period. The Advisor will not invoice the Company for any reimbursement if the impact of such would result in the Company's incurrence of an obligation in an amount that would result in the Company's net asset value per share for any class of shares to be less than $25.00. The Company may, however, incur and record an obligation to reimburse the Advisor, even if it would result in the Company's net asset value per share for any class of shares for such quarter to be less than $25.00, if the Company's board of directors determines that the reasons for the decrease of the Company's net asset value per share below $25.00 were unrelated to the Company's obligation to reimburse the Advisor for operating expenses.

In addition, the Advisory Agreement provides that all or a portion of the operating expenses, which have not been previously paid by the Company or invoiced by the Advisor may be in the sole discretion of the Advisor: (i) waived by the Advisor, (ii) reimbursed to the Advisor in any subsequent quarter or (iii) reimbursed to the Advisor in connection with a liquidity event or termination of the Advisory Agreement, provided that the Company has fully invested the proceeds from its initial public offering and the stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses remains subject to the limitations described above and the limitations and the approval requirements relating to the 2%/25% Guidelines.

Reimbursable operating expenses include personnel and related employment costs incurred by the Advisor or its Affiliates in performing the services described in the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services. The Company is not obligated to reimburse the Advisor for costs of such employees of the Advisor or its affiliates to the extent that such employees (A) perform services for which the Advisor receives acquisition fees or disposition fees or (B) serve as executive officers of the Company.

As of December 31, 2024, the total amount of Unreimbursed Operating Expenses (as defined below) was $18,253,132. This includes operating expenses incurred by the Advisor on the Company's behalf which have not been invoiced to the Company and also amounts invoiced to the Company by the Advisor but not yet reimbursed ("Unreimbursed Operating Expenses"). The amount of operating expenses incurred by the Advisor during the year ended December 31, 2024 which were not invoiced to the Company amounted to $3,593,924.

Property Management Fees. The Company may engage the Advisor or an affiliate to serve as a property manager with respect to a particular property. The Company will pay the Advisor property management fees for such services. For the years ended December 31, 2024 and December 31, 2023, the Company incurred property management fees of $2,511,875 and $2,414,830, respectively. The property management fee incurred during the month of December 2024 of $442,422 was unpaid as of December 31, 2024 and has been included within Due to related parties on the consolidated balance sheet.

Leasing Commissions. If the Advisor or an affiliate is the Company's primary leasing agent, then the Company will pay customary leasing fees in amount that is usual and customary in that geographic area for that type of property. As of December 31, 2024, the Company has incurred lease commissions of $31,250. As of December 31, 2023, no amount was incurred by the Company.

Selling Commissions, Dealer Manager Fees and Distribution Fees

The Dealer Manager is a registered broker-dealer affiliated with CFI. The Company entered into the Dealer Manager Agreements with the Dealer Manager and is obligated to pay various commissions and fees with respect to the Class AX, Class TX, Class IX, Class T, Class S, Class D and Class I Shares distributed in the Offerings. CFI has paid a portion of the selling commissions and all of the dealer manager fees as Sponsor Support, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company's common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company's assets or any similar transaction or any transaction pursuant to which a majority of the Company's board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company's stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital.

As of December 31, 2024, the likelihood, probability and timing of each of the possible occurrences or events listed in the preceding sentences (i) and (ii) in the above paragraph are individually and collectively uncertain. Additionally, whether or not the Company will have fully invested the proceeds from Initial Offering and also whether the Company's stockholders will have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compound annual pre-tax return on such invested capital at the time of any such occurrence or event is also uncertain. As of both December 31, 2024 and December 31, 2023, CFI has paid Sponsor Support totaling $5,374,526, which will be subject to reimbursement by the Company to CFI in the event of these highly conditional circumstances.

The following summarizes the fees payable to the Dealer Manager:

Distribution Fees. Under the Dealer Manager Agreements, distribution fees are payable to the Dealer Manager with respect to the Company's Class TX Shares, Class T Shares, Class S Shares and Class D Shares, all or a portion of which may be re-allowed by the Dealer Manager to participating broker-dealers. Under the Dealer Manager Agreement for the Initial Offering, the distribution fees for Class TX Shares accrue daily and are calculated on outstanding Class TX Shares issued in the Primary Offering in an amount equal to 1.0% per annum of (i) the gross offering price per Class TX Share in the Primary Offering, or (ii) if the Company is no longer offering Class TX Shares in a public offering, the most recently published per share NAV of Class TX Shares. Under the Dealer Manager Agreements for the Follow-On Offering and the Third Offering, the Company has agreed to pay the Dealer Manager (a) with respect to the Class T Shares and Class S Shares, a distribution fee in an annual amount equal to 0.85% of the aggregate NAV of the outstanding Class T Shares and Class S Shares, as applicable, and (b) with respect to the Class D Shares, a distribution fee in an annual amount equal to 0.25% of the aggregate NAV of the outstanding Class D Shares. The distribution fees are payable monthly in arrears and are paid on a continuous basis from year to year. For the years ended December 31, 2024 and December 31, 2023, the Company paid distribution fees of $297,939 and $432,108, respectively. As of December 31, 2024 and December 31, 2023, the Company has incurred a liability of 23,586 and $34,208, respectively, which is included within Due to related parties on the consolidated balance sheets, $25,575 and $27,071, respectively, of which was due as of December 31, 2024 and December 31, 2023 and paid during January 2025 and January 2024, respectively.

Selling Commissions. Selling commissions payable to the Dealer Manager in the Initial Offering consisted of (i) up to 1% of gross offering proceeds paid by CFI for Class AX Shares and Class TX Shares and, (ii) up to 5% and 2% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, respectively. No selling commissions were payable with respect to Class IX Shares. Selling commissions in the Follow-On Offering and Third Offering consist of 3% and 3.5% of gross offering proceeds from the sale of Class T Shares and Class S Shares, respectively. All or a portion of such selling commissions may be re-allowed to participating broker-dealers. No selling commissions will be payable with respect to Class D and Class I shares. For the years ended December 31, 2024 and December 31, 2023, the Company incurred $69,896 and $234,888 of selling commissions, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. At both December 31, 2024 and December 31, 2023, $1,182,925 of Sponsor Support, has been recorded and has been reimbursed by CFI. No Sponsor Support payment was due at December 31, 2024, as Sponsor Support ended with the termination of the Primary Offering.

Dealer Manager Fees. Dealer manager fees payable to the Dealer Manager in the Initial Offering consisted of up to 3.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares sold in the Primary Offering and up to 1.5% of gross offering proceeds from the sale of Class IX Shares sold in the Primary Offering, all of which were paid by CFI. A portion of such dealer manager fees may be re-allowed to participating broker-dealers as a marketing fee. Dealer Manager fees payable to the Dealer Manager in the Follow-On Offering and Third Offering consist of up to 0.5% of gross offering proceeds from the sale of Class T Shares sold in the primary portion of the Follow-On Offering and Third Offering. No dealer manager fees will be payable with respect to Class S Shares, Class D Shares and Class I Shares. For the years ended December 31, 2024 and December 31, 2023, the Company recorded $14,242 and $40,616 of dealer manager fees, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. As of both December 31, 2024 and December 31, 2023, all of the Sponsor Support related to dealer manager fees has been recorded and $4,191,601 has been reimbursed by CFI. No Sponsor Support payment was due at December 31, 2024, as Sponsor Support ended with the termination of the Primary Offering.

The following table summarizes the above mentioned fees and expenses incurred by the Company and amounts of investment funding due by the Company for the year ended December 31, 2024:

Type of Fee or Reimbursement	Financial Statement Location	Due to related parties as of December 31, 2023	Year ended December 31, 2024 Incurred	Year ended December 31, 2024 Paid	Due to related parties as of December 31, 2024
Management Fees					
Asset management fees	Management fees	$ 719,851	$ 3,571,631	$ —	$ 4,291,482
Property management and oversight fees	Management fees	80,762	2,511,875	2,150,215	442,422
Organization, Offering and Operating Expense Reimbursements					
Operating expenses[1]	General and administrative expenses	4,245,085	—	—	4,245,085
Expense reimbursement[2]	Cash and Cash Equivalents	393,887	2,578,615	—	2,972,502
Offering costs[3]	Additional paid-in capital	—	—	—	—
Commissions and Fees					
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	84,138	84,138	—
Distribution fees[4]	Additional paid-in capital	34,208	287,317	297,939	23,586
Investment Funding					
Distribution due	Additional paid-in capital	202,430	—	202,430	—
Application fee reimbursement[5]	Investment in real estate, net	100,000	—	—	100,000
Good faith deposit reimbursement[6]	Investment in real estate, net	—	670,000	—	670,000
Membership interest purchase reimbursement[7]	Additional paid-in capital	—	119,384	—	119,384
Total		**$ 5,776,223**	**$ 9,822,960**	**$ 2,734,722**	**$12,864,461**

Note: (1) As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $18,253,132 in Unreimbursed Operating Expenses, including a total of $3,593,924 for the year ended December 31, 2024 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2) Reflects amounts owed to CFI from the Company in relation to real estate tax payments for the West End Property, the Pearland Property, and the Palms Property and insurance payments for the Fisher Road Property.

(3) As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $14,747,673 of O&O Costs, of which the Company's obligation is limited to $0, pursuant to the 1% Cap.

(4) The incurred amount reflects the change in accrual.

(5) Reflects amounts owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.

(6) Reflects a good faith deposit owed to CFI in connection with the Keller Property loan refinance.

(7) Reflects amounts owed to CFI in connection with the Summerfield MT JV remaining interest purchase on behalf of CFIT.

The following table summarizes the above mentioned fees and expenses incurred by the Company for the year ended December 31, 2023:

Type of Fee or Reimbursement	Financial Statement Location	Due to related parties as of December 31, 2022	Year ended December 31, 2023		Due to related parties as of December 31, 2023
			Incurred	Paid	
Management Fees					
Asset management fees	Management fees	$ 399,962	$ 4,686,066	$ 4,366,177	$ 719,851
Property management and oversight fees	Management fees	78,981	2,414,830	2,413,049	80,762
Organization, Offering and Operating Expense Reimbursements					
Operating expenses[1]	General and administrative expenses	5,504,855	4,040,832	5,300,602	4,245,085
Expense reimbursement[2]	Cash and Cash Equivalents	33,000	360,887	—	393,887
Offering costs[3]	Additional paid-in capital	61,210	166,453	227,663	—
Commissions and Fees					—
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	275,504	275,504	—
Distribution fees[4]	Additional paid-in capital	115,960	350,356	432,108	34,208
Investment Funding					—
Distribution due[5]	Additional paid-in capital	202,430	—	—	202,430
Application fee reimbursement[6]	Investment in real estate, net	100,000	—	—	100,000
Total		**$ 6,496,398**	**$12,294,928**	**$13,015,103**	**$ 5,776,223**

Note: (1) As of December 31, 2023, the Advisor has incurred, on behalf of the Company, a total of $14,659,207 in Unreimbursed Operating Expenses, including a total of $4,020,751 for the year ended December 31, 2023 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2) Reflects funding from CFI and affiliates of CFI to cover overdraft fees in connection with the Summerfield Property, the Keller Springs Property, the Fisher Road Property, the ON3 Property, the Valencia Property, and the Operating Partnership.

(3) As of December 31, 2023, the Advisor has incurred, on behalf of the Company, a total of $13,747,936 of O&O Costs, of which the Company's obligation is limited to $0, pursuant to the 1% Cap.

(4) The incurred amount reflects the change in accrual.

(5) Reflects distribution amount owed by the Company to the CF Keller Holdings, LLC.

(6) Reflects amount owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.

Investment by CFI

CFI initially invested $200,001 in the Company through the purchase of 8,180 Class AX Shares at $24.45 per share. CFI may not sell any of these shares during the period it serves as the Company's sponsor. Neither the Advisor nor CFI currently has any options or warrants to acquire any of the Company's shares.

As of December 31, 2024, CFI has invested $6,650,001 in the Company through the purchase of 262,262 shares (8,180 Class AX Shares for an aggregate purchase price of $200,001, 183,157 Class IX Shares for an aggregate purchase price of $4,582,280, and 70,925 Class I Shares for an aggregate purchase price of $1,867,720). CFI purchased 125,157 of the Class IX Shares in the amount of $3,132,280 pursuant to the Distribution Support Agreement, which provided that in certain circumstances where the Company's cash distributions exceed the Company's modified funds from operations, CFI will purchase up to $5.0 million of Class IX Shares (including the $2.0 million of shares purchased in order to satisfy the Minimum Offering Requirement) at the then current offering price per Class IX Share net of dealer manager fees to provide additional cash to support distributions to the Company's stockholders. On August 10, 2020, the Company and CFI entered into the Amended Distribution Support Agreement to ensure that the Company has a sufficient amount of funds to pay cash distributions to stockholders during the Follow-On Offering. CFI purchased 70,925 of the Class I Shares in the amount of $1,867,720 pursuant to the Amended Distribution Support Agreement, which provides that in the event that cash distributions exceed MFFO, CFI will purchase Class I Shares from the Company in the Follow-On Offering in an amount equal to the distribution shortfall, up to $5 million (less the $2.0 million of shares purchased by CFI in order to satisfy the Minimum Offering Requirement and any shares purchased by CFI pursuant to the Distribution Support Agreement in the Initial Offering). CFI has fulfilled its remaining obligation pursuant to the Amended Distribution Support Agreement in the second quarter of 2022 and CFI has no remaining obligation pursuant to the Amended Distribution Support Agreement.

Sponsor Support

The Company's sponsor, CFI, is a Delaware limited liability company and an affiliate of CFLP. CFI has paid a portion of selling commissions and all of the dealer manager fees, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company's common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company's assets or any similar transaction or any transaction pursuant to which a majority of the Company's board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company's stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital. As of December 31, 2024, CFI has paid Sponsor Support totaling $5,374,526.

Note 11 - Variable Interest Entities

As of December 31, 2024 and December 31, 2023, certain VIEs have been identified. In regard to the Company's investment in the SF Property, the Keller Property, the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property, the Company has determined itself to be the primary beneficiary because the Company has a significant variable interest in and control over the SF Property, Keller Property, and a controlling interest in the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. Therefore, the Company has consolidated the SF Property, the Keller Property, the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. In regard to the Company's investment in the Station DST, the Company has determined itself not to be the primary beneficiary, because the Company does not have a significant variable interest in and control over the Station DST. Therefore, the Company has not consolidated the Station DST. The Company's maximum exposure to loss from its interest in an unconsolidated VIE as of December 31, 2024 is $5,614,394, related to its investment in a real estate-related asset, the Station DST. Refer to Note 6 - Investments in Real Estate-Related Assets for additional information.

Note 12 – Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company's shares of capital stock, acquisition and disposition decisions and certain other responsibilities. In the event that the Advisor is unable or unwilling to provide such services, the Company would be required to find alternative service providers.

Note 13 – Commitments and Contingencies

Ground Leases

In connection with the De Anza Property, the Company, indirectly through the De Anza Property SPE entered two ground lease agreements with unrelated third parties to lease the land where the De Anza property is located. The ground leases have an average term of 60 years and require incremental increases, as defined in ground lease agreements, in lease payments, based on consumer price index ("CPI").

For lessees, the lease accounting standard ASC 842, Leases requires the lessee to recognize the assets and liabilities that arise from the leases. A lessee can classify a lease as either a finance lease or operating lease based on meeting certain criteria under ASC 842. In connection with the accounting standard, the Company is required to determine the incremental borrowing rate that is used as the discount rate in calculating the present value of lease payments for the duration of the lease term to measure the lease asset, Right-of-Use Asset ("ROU") and lease liability. Given the extended lease term, estimating the incremental borrowing rate requires significant judgment from the Company. The Company has determined that the two ground leases qualify as operating leases. As of December 31, 2024 and December 31, 2023, the Company has $16,207,976 and $16,297,074 of ROU, respectively and $16,207,976 and $16,297,074 lease liability, respectively. Under the guidance, for the year ended on December 31, 2024 and December 31, 2023, the Company has recognized lease expense of $774,779 and $736,434, respectively and is included within the accompanying consolidated statements of operations.

The following table reflects the base cash rental payments due from the Company as of December 31, 2024:

Year	Future Base Rent Payments
2025	653,198
2026	653,198
2027	653,198
2028	653,198
2029	653,198
Thereafter	33,940,757
Total	**$ 37,206,747**

Litigation and Regulatory Matters

As of December 31, 2024 and December 31, 2023, the Company was not subject to litigation nor was the Company aware of any litigation pending against it. The Company has entered into customary guaranty agreements (the "Guaranty Agreements") in connection with the financing of certain specific investments, including the acquisition of the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, as further described in Note 8 — Loans Payable. Pursuant to the Guaranty Agreements, the Company has guaranteed any losses or liabilities that the lenders may incur as a result of the occurrence of certain enumerated bad acts as defined in the Guaranty Agreements. The Company has also guaranteed the repayment of obligations and indebtedness due to the lenders upon the occurrence of certain enumerated events as defined in the Guaranty Agreements. Additionally, in regard to the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, the Company has also agreed to indemnify the lenders against certain environmental liabilities.

As of December 31, 2024, the Company's liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under the Guaranty Agreements is remote. Accordingly, no contingent liability is recorded in the Company's consolidated balance sheet for these arrangements.

Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk include Cash and cash equivalents and restricted cash. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company believes it mitigates this risk by investing its cash with institutions it considers to be of high-credit quality.

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction the Company's cash flows or material losses to the Company. The Company believes it mitigates this risk by employing a comprehensive set of controls around acquisitions which include detailed due diligence of all lessees. In addition, the Company monitors published credit ratings of its tenants, when available.

The Company's business and operating results are affected by the financial markets and economic conditions in the United States and throughout the world. Economic uncertainty remains high associated with supply chain and labor shortage concerns, rising financing costs, rising inflationary concerns, market volatility and other geopolitical risks arising from the ongoing conflicts. The uncertainty of the economy as it is recovering from the pandemic, combined with other factors including, but not limited to, the ongoing conflicts in different regions around the world, inflation, labor shortages and supply chain disruption, could, further destabilize the financial markets and geographies in which the Company operates.

LIBOR and other indices which are deemed "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted. Currently, the U.S. Dollar LIBOR has been replaced by the Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York. The ICE Benchmark Association, or IBA, announced that one-week and two-week month USD LIBOR maturities and non-USA LIBOR maturities to cease publication. All remaining USD LIBOR maturities ceased immediately after June 30, 2023. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that have been implemented. Uncertainty as to the nature of such changes, alternative reference rates or other reforms may adversely affect the market for or value of any securities on which the interest or dividend is determined by reference to LIBOR, loans, derivatives, and other financial obligations or on the Company's overall financial condition or results of operations.

Note 14 – Fair Value Measurement

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 measurement — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 measurement — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 measurement — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The following describes the methods the Company uses to estimate the fair value of the Company's financial assets and liabilities:

In connection with the acquisition of CF WAG Portfolio DST, the fair value was estimated by utilizing the income approach to value, using a direct capitalization analysis and discounted cash flow analysis, as well as a sales comparison approach where deemed applicable. On August 27, 2024 the Operating Partnership provided notice of its election to exercise its fair market value option of the WAG Portfolio DST to acquire 100% of the outstanding equity interests in the WAG Portfolio DST in exchange for operating partnership units. WAG Portfolio DST owns a portfolio of eight freestanding retail/pharmacy properties with a fair market value of $42,000,000 based on the most recent independent appraisal and is leased to (or guaranteed by) Walgreen Co. and operated as Walgreens retail pharmacies. The WAG Portfolio Property is subject to a mortgage loan with an outstanding principal balance of $26,635,694. As of December 31, 2024, the estimated fair value of the Company's investment in WAG Portfolio DST was $42,179,905.

Investments in real estate-related assets — The fair value of the Pennsylvania SPE and the Illinois SPE is estimated by discounting the expected cash flows based on the market interest and preferred return rates for similar loans and preferred equity investments to the Company's investments. The fair value of the Company's interest in the Station DST was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property.

Investment in debt securities, at fair value — The pricing service providers' internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, estimated cash flows for each security, and collateral performance, as applicable. As of December 31, 2024 and December 31, 2023, the estimated fair value of these debt securities was $0 and $9,219,200, and were classified within Level 2 of the fair value hierarchy.

Loans payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The current period liabilities' carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of December 31, 2024 and December 31, 2023, the estimated fair value of the Company's loans payable was $496,227,999 and $470,173,327, respectively (excluding deferred financing costs). The Company has not elected the fair value option, and as such has accounted for its debt using the amortized cost method.

Derivative Assets and Liabilities — The Company's derivative assets and liabilities, which are included in Derivative assets, at fair value and Derivative liabilities, at fair value, respectively, in the consolidated financial statements, are comprised of an interest rate swap and interest rate cap (Note 15). The Company measures derivative instruments at fair value and records them as assets or liabilities, depending on the Company's rights or obligations under the applicable derivative contract. The valuation of the Company's derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves. These derivative instruments were classified within Level 2 of the fair value hierarchy.

Other financial instruments — The Company considers the carrying value of its Cash and cash equivalents and restricted cash to approximate its fair value because of the short period of time between its origination and its expected realization as well as its highly-liquid nature. Due to the short-term maturity of this instrument, Level 1 inputs are utilized to estimate the fair value of this financial instrument.

Note 15 – Derivative Instruments

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, interest rate caps, and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company's operating and financial structure. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management.

The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

On July 6, 2021, in connection with the Valencia Loan, the Company entered the Valencia Swap which calls for the Company to pay a fixed rate of 3.39% per annum on a notional amount of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. The variable rate was transitioned to SOFR in June 2023. The Valencia Swap became effective on July 7, 2021 and is set to expire on July 7, 2031. See Note 8 – Loans Payable for further details.

Additionally, in conjunction with the Keller Loan, the Company entered into an interest rate cap agreement for a notional amount of $31,277,000. See Note 8 – Loans Payable for further details. The fair value of this interest rate cap is $210,993 and is included with other assets on the consolidated balance sheet as of December 31, 2024.

The table below presents the fair value of the Company's derivative financial instrument as well as its classification on the consolidated balance sheet as of December 31, 2024 and December 31, 2023:

	Balance Sheet Location	December 31, 2024	December 31, 2023
Derivatives designated as hedging instruments:			
Interest rate "pay-fixed" swap	Derivative assets, at fair value	$ 8,472,572	$ 7,556,416

Cash Flow Hedges

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive loss ("AOCI") and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the year ended December 31, 2024 and December 31, 2023, an amount of $2,162,644 and $1,982,370 was reclassified into earnings and has been recorded within Interest expense in the accompanying consolidated statement of operations.

As of December 31, 2024 the Company had the following derivatives that were designated as cash flow hedges of interest rate risk:

	December 31, 2024	
Interest Rate Derivative	**Number of Instruments**	**Notional Amount**
Interest Rate Swaps	1	55,200,000

Non-designated Hedge

These derivatives are used to manage the Company's exposure to interest rate movements, but do not meet the strict hedge accounting requirements to be classified as hedging instruments or derivatives that the Company has not elected to treat as hedges for purposes of administrative ease. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

During the year ended December 31, 2024 and 2023 the Company recorded a loss on derivatives not designated as hedges of $568,149 and $986,967, respectively, within Interest expense in the accompanying consolidated statement of operations.

The following table details the Company's interest rate derivative not designated as a hedge:

	December 31, 2024	
Interest Rate Derivative	**Number of Instruments**	**Notional Amount**
Interest Rate Cap	1	31,277,000

Credit Risk-Related Contingent Features

The agreements the Company has with the Company's derivative counterparties contain cross-default provisions that could trigger a declaration of default on the Company's derivative obligations if the Company defaults, or is capable of being declared in default, on certain of the Company's indebtedness. At December 31, 2024, the Company had not been declared in default on any of its derivative obligations. The estimated fair value of the Company's derivatives in a net asset position was $8,683,565 at December 31, 2024. The estimated fair value of the Company's derivatives in a net asset position was $7,878,227 at December 31, 2023.

Note 16 – Segment Information

The Company's operations consist of one reportable segment, property and asset management. The Company is a public non-traded real estate investment trust pooling investor capital to invest in income-producing real estate properties, such as office buildings, apartments, or other commercial real estate. The Company offers its shares to the public, but these shares are not traded on a national stock exchange. As of December 31, 2024, the Company has identified the Executive Chairman as the chief operating decision maker, who uses revenues and net income to evaluate the results of the business.

For the year ended December 31, 2024, the Company had total revenue of $95.5 million (which included $1.7 million interest income on a preferred equity investment and mezzanine loan). The Company's significant expenses included $78.8 million of non-compensation related operating expenses (which included $34.5 million of depreciation and amortization). The company had Interest expense, net of $27.3 million and income from other sources of $2.8 million. These items are included in the Company's consolidated statements of operations.

As of December 31, 2024, the Company had total assets of $1.1 billion. See the Company's consolidated balance sheets for more information.

The chief operating decision maker evaluates the operating results and revenue of the Company regardless of geographic location as property and asset management accordingly. Information regarding rental revenues and other revenues, significant segment expenses, and Net income (loss) is as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues:		
Rental revenues	$ 73,128,546	$ 70,847,944
Preferred return income	811,069	980,258
Income from mezzanine loan investment	865,154	1,045,665
Other property operating revenues	20,732,821	17,756,568
Total revenues	95,537,590	90,630,435
Operating expenses (income):		
General and administrative expenses	307,206	5,149,295
Depreciation and amortization	34,456,767	34,950,212
Management fees	6,083,506	7,100,896
Property operating expenses	37,964,357	33,815,078
Total operating expenses	78,811,836	81,015,481
Other income (expense):		
Income from investments in real estate-related assets	136,667	149,976
Interest income	1,080,927	1,062,009
Net gain from investment in debt securities, at fair value	1,340,613	603,169
Loss from sale of investments in real estate-related assets	(3,385,131)	—
Loss on extinguishment of debt	(619,284)	—
Other income	226,516	—
Interest expense	(27,253,061)	(22,778,647)
Total other income (expense)	(28,472,753)	(20,963,493)
Net income (loss)	(11,746,999)	(11,348,539)
Net income (loss) attributable to non-controlling interest	(2,615,346)	(4,458,666)
Net income (loss) attributable to common stockholders	$ (9,131,653)	$ (6,889,873)
Weighted average shares outstanding	13,735,252	15,541,234
Net income (loss) per common share - basic and diluted	$ (0.66)	$ (0.44)

Note 17 – Subsequent Events

WAG MH UPREIT

The Operating Partnership received and accepted an offer for 100% of the ownership interests in CF WAG MH, LLC ("WAG MH") in exchange for OP Units. WAG MH owns nine freestanding retail/pharmacy properties, all of which are operated as Walgreens pharmacies and are leased to Walgreen Co ("WAG MH Property"). The leases on the WAG MH Property have an expiration date of November 2036. The WAG MH Property is encumbered by a $32.6 million loan (the "WAG MH Loan") with a fixed interest rate of 4.59% with an anticipated repayment date of December 1, 2026, and final maturity date of December 1, 2031.

In connection with the same, on January 1, 2025, the Operating Partnership issued 865,711 of the Class I OP units in exchange for 100% of the ownership interests in WAG MH.

Data Center Co-Investment

On December 20, 2024, a commitment of $10,000,000 was made by the Company's Operating Partnership to invest in Digital Bridge AI Infrastructure A, LP, a $500 million vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA (the "Data Center"). As of March 31, 2025, $5,451,758 has been called for and funded to the investment in the Data Center.

Recent Board of Director and Executive Officer Changes

On February 18, 2025, Howard W. Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, on February 18, 2025, Mr. Howard Lutnick stepped down as Chairman of the Board and Chief Executive Officer of the Company. On March 5, 2025, the Company appointed Brandon Lutnick, son of Mr. Howard Lutnick, to serve as a member of the Board. On March 5, 2025, the Company appointed William Ferri as Chief Executive Officer of the Company.

WAG Portfolio DST Refinance

On March 12, 2025, the WAG Portfolio Loan was fully paid off through refinancing and the transfer of the debt to the Credit Facility. The new loan draw from the Credit Facility totaled $20,249,111 and is governed by the terms and conditions specified in the Credit Facility Agreement.

Common Stock Repurchases

Subsequent to December 31, 2024, the Company received and completed 189 eligible repurchase requests for a total of 255,546 shares in the amount of $5,276,472.

Status of the Offerings

As of March 25, 2025, the Company had 12,531,557 shares of its common stock outstanding (consisting of 3,459,039 Class AX Shares, 6,117 Class TX Shares, 1,131,324 Class IX Shares, 1,432,180 Class T Shares, 565,022 Class D Shares, 5,379 Class S Shares, and 5,932,496 Class I Shares) in the Offerings resulting in aggregate net proceeds of $321,543,635 to the Company as payment for such shares.

Distributions

As authorized by the board of directors of the Company, on January 7, 2025, the Company declared the following distributions for each class of the Company's common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

	December Gross Distribution
Class I Shares	0.1313
Class D Shares	0.1313
Class S Shares	0.1313
Class T Shares	0.1313
Class IX Shares	0.1313
Class AX Shares	0.1313
Class TX Shares	0.1313
Class I Operating Partnership Units	0.1313
Class T Operating Partnership Units	0.1313

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company's applicable prospectus) and Class I and Class T operating partnership units are payable to stockholders of record immediately following the close of business on December 31, 2024 and was paid on or about January 7, 2025. These distributions were paid in cash or reinvested in shares of the Company's common stock for stockholders participating in the Company's distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

As authorized by the board of directors of the Company, on February 12, 2025, the Company declared the following distributions for each class of the Company's common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

	January Gross Distribution
Class I Shares	0.1316
Class D Shares	0.1316
Class S Shares	0.1316
Class T Shares	0.1316

Class IX Shares	0.1316
Class AX Shares	0.1316
Class TX Shares	0.1316
Class I Operating Partnership Units	0.1316
Class T Operating Partnership Units	0.1316

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company's applicable prospectus) and Class I and T operating partnership units are payable to stockholders of record immediately following the close of business on January 31, 2025 and was paid on or about February 12, 2025. These distributions were paid in cash or reinvested in shares of the Company's common stock for stockholders participating in the Company's distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

As authorized by the board of directors of the Company, on March 5, 2025, the Company declared the following distributions for each class of the Company's common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

	February Gross Distribution
Class I Shares	0.1189
Class D Shares	0.1189
Class S Shares	0.1189
Class T Shares	0.1189
Class IX Shares	0.1189
Class AX Shares	0.1189
Class TX Shares	0.1189
Class I Operating Partnership Units	0.1189
Class T Operating Partnership Units	0.1189

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company's applicable prospectus) and Class I and T operating partnership units are payable to stockholders of record immediately prior to the close of business on February 28, 2025 and was paid on or about March 6, 2025. These distributions were paid in cash or reinvested in shares of the Company's common stock for stockholders participating in the Company's distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2024

				Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period[1]				
Description	Location	Number of Properties	Encumbrances[2]	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation[3]	Acquisition Date
Multifamily Properties:												
Keller Property	Carrolton, TX	1	$ 33,500,000	$ 7,571,035	$ 48,070,000	$ —	$ 374,936	$ 7,571,035	$ 48,444,936	$ 56,015,971	$ (5,387,924)	February 2021
Summerfield Property	Landover, MD	1	76,575,000	16,119,080	99,779,000	—	1,413,907	16,119,080	101,192,907	117,311,987	(10,385,450)	March 2021
Kacey Property	Kingwood, TX	1	40,640,000	7,800,792	57,841,000	—	371,153	7,800,792	58,212,153	66,012,945	(4,964,208)	November 2021
Industry Property	Columbus, OH	1	43,200,000	5,615,449	59,885,000	—	302,085	5,615,449	60,187,085	65,802,534	(5,003,342)	December 2021
Longmire Property	Conroe, TX	1	-	2,391,048	40,896,000	—	1,463,215	2,391,048	42,359,215	44,750,263	(3,240,392)	April 2022
West End Property	Lenexa, KS	1	29,000,000	1,692,298	65,746,000	—	2,806,683	1,692,298	68,552,683	70,244,981	(4,642,902)	August 2022
Palms Property	Houston, TX	1	20,000,000	6,177,953	41,275,000	—	1,488,776	6,177,953	42,763,776	48,941,729	(2,952,470)	August 2022
Pearland Property	Pearland, TX	1	22,500,000	3,536,337	35,929,000	—	516,312	3,536,337	36,445,312	39,981,649	(1,628,641)	June 2023
Total Multifamily Properties		8	265,415,000	50,903,992	449,421,000	—	8,737,067	50,903,992	458,158,067	509,062,059	(38,205,329)	
Retail Properties:												
GR Property	Grand Rapids, MI	1	4,655,176	934,021	5,769,179	—	—	934,021	5,769,179	6,703,200	(1,404,849)	July 2017
Net Lease DST Properties	Various	7	22,495,184	4,989,000	28,512,000	—	—	4,989,000	28,512,000	33,501,000	(4,393,973)	September 2017
WAG Portfolio Properties	Various	8	26,635,694	9,799,960	26,412,441	—	—	9,799,960	26,412,441	36,212,401	(225,747)	September 2024
Total Retail Properties		16	53,786,054	15,722,981	60,693,620	—	—	15,722,981	60,693,620	76,416,601	(6,024,569)	
Office Properties:												
FM Property	Fort Mill, SC	1	21,000,000	4,253,467	30,301,872	—	—	4,253,467	30,301,872	34,555,339	(6,899,288)	February 2018
CO Property	Columbus, OH	1	26,550,000	5,807,930	39,086,467	—	—	5,807,930	39,086,467	44,894,397	(7,732,903)	July 2018
SF Property	San Francisco, CA	1	—	2,968,508	8,301,000	—	468,198	2,968,508	8,769,198	11,737,706	(1,100,466)	September 2019
De Anza Property	Cupertino, CA	1	—	—	60,178,379	—	—	-	60,178,379	60,178,379	(5,336,331)	July 2021
Valencia Property	Santa Clarita, CA	1	55,200,000	18,826,223	56,593,809	—	—	18,826,223	56,593,809	75,420,032	(5,018,468)	July 2021
ON3 Property	Nutley, NJ	1	66,731,250	7,921,552	108,468,103	—	—	7,921,552	108,468,103	116,389,655	(7,532,507)	April 2022
Total Office Properties		6	169,481,250	39,777,680	302,929,630	—	468,198	39,777,680	303,397,827	343,175,507	(33,619,962)	
Warehouse Properties:												
Lewisville Property	Lewisville, TX	1	—	1,714,710	11,514,635	—	—	1,714,710	11,514,635	13,229,345	(2,209,564)	November 2018
Fisher Road Property	Columbus, OH	1	—	4,327,876	50,888,008	—	18,432	4,327,876	50,906,440	55,234,316	(3,697,958)	March 2022
Total Warehouse Properties		2	—	6,042,586	62,402,643	—	18,432	6,042,586	62,421,075	68,463,661	(5,907,522)	
Distribution Center Properties:												

Buchanan Property	Phoenix, AZ	1	9,600,000	2,528,249	16,700,000	—	—	2,528,249	16,700,000	19,228,249	(2,122,292)	November 2019
Madison Ave Property	Cleveland, OH	1	—	3,107,970	22,945,465	—	—	3,107,970	22,945,465	26,053,435	(2,132,752)	May 2021
Total Distribution Center Properties		2	9,600,000	5,636,219	39,645,465	—	—	5,636,219	39,645,465	45,281,684	(4,255,043)	
Land:												
Mount Comfort Land	Greenfield, IN	—	—	696,934	—	—	—	696,934	—	696,934	—	October 2022
Total Land		—	—	696,934	—	—	—	696,934	—	696,934	—	
Total		34	$ 498,282,304	$ 118,780,392	$ 915,092,358	$ —	$ 9,223,697	$ 118,780,392	$ 924,316,055	$ 1,043,096,447	$ (88,012,426)	

Note: (1) As of December 31, 2024, the aggregate cost basis for tax purposes was approximately $1 billion.

(2) Encumbrances excludes $56.5 million outstanding on the Company's Credit Facility as of December 31, 2024.

(3) Refer to Note 2 to the Company's consolidated financial statements for details of depreciable lives.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Real Estate:		
Balance at the beginning of year	$ 1,004,124,461	$ 961,034,128
Additions during the year:		
Land and land improvements	9,799,960	3,536,337
Building and building improvements	29,172,026	39,553,996
Balance at the end of the year	$ 1,043,096,447	$ 1,004,124,461
Accumulated Depreciation:		
Balance at the beginning of year	$ (62,780,887)	$ (38,540,964)
Accumulated depreciation	(25,231,539)	(24,239,923)
Balance at the end of the year	$ (88,012,426)	$ (62,780,887)

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